As filed with the Securities and Exchange Commission on December 12, 2023

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CHOICE HOTELS INTERNATIONAL, INC.

(Exact name of Registrant as specified in its charter)

Delaware	7011	52-1209792
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Choice Hotels International, Inc.,

915 Meeting St., North Bethesda, Maryland 20852

(301) 592-5000

(Address, including zip code, and telephone number, including area code, of Registrants’ principal executive offices)

Simone Wu

Senior Vice President, General Counsel, Corporate Secretary & External Affairs

Choice Hotels International, Inc.

915 Meeting St., North Bethesda, Maryland 20852

(301) 592-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Adam M. Turteltaub, Esq.

Danielle Scalzo, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the transactions described in the enclosed offer to exchange.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS OFFER TO EXCHANGE MAY CHANGE. WE MAY NOT COMPLETE THE OFFER AND ISSUE THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS OFFER TO EXCHANGE IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED DECEMBER 12, 2023

Offer to Exchange

Each Outstanding Share of Common Stock

of

Wyndham Hotels & Resorts, Inc.

for

$49.50 in cash and

0.324 Shares of Common Stock of Choice Hotels International, Inc.,

subject to the election and proration procedures described in this offer to exchange and the related letter of election and transmittal,

by

WH Acquisition Corporation,

a wholly owned subsidiary

of

Choice Hotels International, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 8, 2024, UNLESS THE OFFER IS EXTENDED.

WH Acquisition Corporation (“Purchaser”), a wholly owned subsidiary of Choice Hotels International, Inc. (“Choice”, “we” or “us”), hereby offers, upon the terms and subject to the conditions set forth in this Exchange Offer (as defined below) and in the related letter of election and transmittal, to exchange for each issued and outstanding share of common stock (“Wyndham Common Stock”) of Wyndham Hotels & Resorts, Inc. (“Wyndham”), at the election of the holder:

•	$49.50 in cash and 0.324 shares of Choice Common Stock (as defined below) (the “Standard Election Consideration”);

•

an amount in cash (the “Cash Election Consideration”), equal to the equivalent market value of the Standard Election Consideration (based on the volume-weighted average price as reported by Bloomberg, L.P. (“VWAP”) of the Choice Common Stock as quoted on the New York Stock Exchange (the “NYSE”), over the five NYSE trading days ending on the 10th Business Day preceding the date of expiration of the Offer (as defined below)); or

•

a number of shares of Choice Common Stock (the “Stock Election Consideration”) having a value equal to the equivalent market value of the Standard Election Consideration (in each case based on the VWAP of the Choice Common Stock as quoted on the NYSE over the five NYSE trading days ending on the 10th Business Day preceding the date of expiration of the Offer (as defined below));

•

subject in each case to the election and proration procedures described in this Exchange Offer and in the related letter of election and transmittal. See the section of this Exchange Offer titled “The Offer— Elections and Proration” beginning on page 65; and

•

in the event the Competition Laws Condition (as defined below) remains unsatisfied as of the one-year anniversary of the satisfaction of the Minimum Tender Condition (such date, the “Ticking Fee Commencement Date”), the Additional Consideration (as defined below) subject to, and conditioned upon, acceptance of the shares tendered in the Offer. The “Additional Consideration” means an amount equal to (i) $0.45 multiplied by (ii) the Ticking Fee Proration Factor. The “Ticking Fee Proration Factor” means the number of calendar months elapsed after the Ticking Fee Commencement Date to (but excluding) the date of acceptance of the shares tendered in the Offer (prorated for any partial months based on (1) the number of days after the Ticking Fee Commencement Date in the calendar month in which the Ticking Fee Commencement Date occurs divided by the number of calendar days in such calendar month and (2) the number of days prior to the date of acceptance of the shares tendered in the Offer in the calendar month in which such date occurs divided by the number of calendar days in such calendar month). The Additional Consideration shall be payable in cash or shares of Choice Common Stock, valued at the VWAP of Choice Common Stock as quoted on the NYSE over the five NYSE trading days ending on the 10th Business Day preceding the date of acceptance by Choice of the shares tendered in the Offer, at Choice’s election.

The purpose of the Offer is for Choice to acquire all of the outstanding shares of Wyndham Common Stock in order to combine the businesses of Choice and Wyndham (the “Proposed Combination”). Choice intends, promptly after consummation of the Offer, to cause Purchaser to merge with and into Wyndham with Wyndham as the surviving corporation (the “First Merger”), immediately following which Wyndham will merge with and into a newly formed wholly-owned subsidiary of Choice (“NewCo”) with NewCo as the surviving corporation (together with the First Merger, the “Second-Step Mergers”), after which Wyndham would be a direct or indirect wholly owned subsidiary of Choice.

THE OFFER IS SUBJECT TO THE CONDITIONS SET FORTH IN THE SECTION OF THIS EXCHANGE OFFER TITLED “THE OFFER—CONDITIONS TO THE OFFER.” These include the Minimum Tender Condition, the Anti-Takeover Devices Condition, the Registration Statement Condition, the Choice Stockholder Approval Condition, the Competition Laws Condition, the Diligence Condition, the Financing Condition, the No Wyndham Material Adverse Effect Condition, the Stock Exchange Listing Condition and the other conditions set forth in the section of this Exchange Offer titled “The Offer—Conditions to the Offer” beginning on page 86.

Shares of Choice common stock (“Choice Common Stock”) trade on the NYSE under the symbol “CHH.” Wyndham Common Stock trades on the NYSE under the symbol “WH.”

The board of directors of Wyndham (the “Wyndham Board”) has refused to continue to discuss the terms and conditions of the Proposed Combination with Choice. Choice made numerous attempts to engage the Wyndham Board, making three private proposals between April and September 2023, increasing its proposed purchase price each time. As the Wyndham Board rejected each private proposal and refused to engage in meaningful discussions, Choice announced its offer to acquire Wyndham publicly on October 17, 2023. Following Wyndham’s public rejection of that proposal, Choice made a fourth proposal privately to Wyndham on November 14, 2023, reaffirming the economic and other terms of the prior proposal. Choice also proposed a regulatory termination fee, a ticking fee if the transaction did not close by a certain date and a proposal to take all actions required to obtain the requisite regulatory approvals so long as such actions would not have a material adverse effect on the combined company. The regulatory termination fee would have been payable if the transaction did not close due to the failure to obtain the requisite regulatory approvals and the ticking fee would have been payable upon a successful closing, if applicable. Choice also offered a mutual non-disclosure agreement to allow the parties to conduct confirmatory due diligence. On November 13, 2023, Choice began purchasing shares of Wyndham Common Stock on the open market. As of the date of this Offer, Choice has acquired in excess of $110 million of Wyndham Common Stock. On November 21, 2023, Wyndham publicly rejected the proposed terms of Choice’s offer made on November 14, 2023. In addition to rejecting each offer, the Wyndham Board declined Choice’s repeated requests for confidential mutual, confirmatory due diligence. Due to Wyndham’s unwillingness to even discuss the proposal for a negotiated transaction with Choice and the Wyndham Board’s public statements with respect to Choice’s prior proposals, and because Choice does not believe that it is appropriate for the Wyndham Board to have a veto right over whether the Offer is made available to Wyndham stockholders, Choice is making the Offer directly to Wyndham stockholders upon the terms and subject to the conditions set forth in this Offer as an alternative to a negotiated transaction.

On the date of this Exchange Offer, Choice filed the notification required for the consummation of the Proposed Combination by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). Choice believes the proposed transaction will receive necessary clearance under the HSR Act and has commenced discussions with the U.S. Federal Trade Commission (the “FTC”) regarding the requisite approvals required under the HSR Act.

When permitted to do so pursuant to the Wyndham Bylaws (as defined below), Choice intends to nominate at least a sufficient number of directors, who if elected, would constitute a majority of the Wyndham Board, to give the Wyndham stockholders another direct voice with respect to the Offer. Choice believes that the election of its nominees would further demonstrate that Wyndham stockholders support the Proposed Combination, in addition to the support shown by those stockholders tendering Wyndham Common Stock pursuant to the Offer. If our nominees are elected, they would be obligated to act in accordance with their duties as directors of Wyndham and would not owe any fiduciary duties to Choice. If elected, our nominees could take steps to support and facilitate the Offer and the Second-Step Mergers should the nominees, as new directors, deem it appropriate in the exercise of their duties to Wyndham and the Wyndham stockholders.

See the section of this Exchange Offer titled “Risk Factors” beginning on page 28 for a discussion of various factors that you, as a stockholder of Wyndham, should consider about the Offer.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission or regulatory authority has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Exchange Offer. Any representation to the contrary is a criminal offense.

The Dealer Managers for this Exchange Offer are

Goldman Sachs & Co. LLC 200 West Street New York, NY 10282 Call Collect: (800) 323-5678 Call Toll-Free: (212) 902-1000	Moelis & Company LLC 399 Park Avenue, 4th Floor New York, NY 10022 Call Toll Free: (800) 224-7417

The date of this Exchange Offer is December 12, 2023.

This Exchange Offer incorporates important business and financial information about Choice and Wyndham from documents filed with the SEC that have not been included in, or delivered with, this Exchange Offer. This information is available on the SEC’s website at http://www.sec.gov and from other sources. See the section of this Exchange Offer titled “Where You Can Find More Information” beginning on page 141.

You may also request copies of these documents from us, without charge, upon written or oral request to our Information Agent, MacKenzie Partners, Inc., at: (212) 929-5500 or toll-free: at: (800) 322-2885.

In order to receive timely delivery of the documents, you must make requests no later than five Business Days before the scheduled Expiration Date (as defined below) of the Offer, as it may be extended from time to time.

i

ii

QUESTIONS AND ANSWERS ABOUT THE OFFER

The following are some of the questions you, as a stockholder of Wyndham, may have and answers to those questions. These questions and answers, as well as the following summary, are not meant to be a substitute for the information contained in the remainder of this offer to exchange (“Exchange Offer”), including the information incorporated by reference and the related letter of election and transmittal and this information is qualified in its entirety by the more detailed descriptions and explanations contained in this Exchange Offer and in the related letter of election and transmittal (the Exchange Offer and such letter, together the “Offer”). We urge you to read both documents in their entirety prior to making any decision as to your shares of Wyndham Common Stock.

Q:	WHO IS OFFERING TO ACQUIRE MY SHARES OF WYNDHAM COMMON STOCK?

A:

The Offer is being made by Choice through Purchaser, a wholly owned subsidiary of Choice formed for the purpose of making this Offer. Choice is primarily a hotel franchisor with franchise agreements and owned hotels located in 50 states, the District of Columbia and over 45 countries and territories, with brands including Comfort Inn®, Comfort Suites®, Quality®, Clarion®, Clarion Pointe™, Ascend Hotel Collection®, Sleep Inn®, Econo Lodge®, Rodeway Inn®, MainStay Suites®, Suburban Studios™, WoodSpring Suites®, Everhome Suites®, Cambria® Hotels, Radisson Blu®, Radisson RED®, Radisson®, Park Plaza®, Country Inn & Suites® by Radisson, Radisson Inn & SuitesSM, Park Inn by Radisson®, Radisson Individuals®, and Radisson Collection®. Across these brands and nearly 7,500 hotel locations, Choice’s franchise portfolio runs the gamut from full-service, upper upscale properties to midscale, extended stay and economy, enabling Choice to meet travelers’ needs in more places and for more occasions while driving more value for franchise owners and Choice stockholders.

Q:	WHAT ARE THE CLASSES AND AMOUNTS OF WYNDHAM SECURITIES CHOICE IS OFFERING TO EXCHANGE IN THE OFFER?

A:	Choice is seeking to acquire all of the issued and outstanding shares of Wyndham Common Stock.

Q:	WHAT WILL I RECEIVE FOR MY SHARES OF WYNDHAM COMMON STOCK?

A:	Choice is offering to exchange, for each of the issued and outstanding shares of Wyndham Common Stock, at the election of the holder:

•	the Standard Election Consideration set forth on the cover page of this Exchange Offer;

•	the Cash Election Consideration set forth on the cover page of this Exchange Offer; or

•

the Stock Election Consideration set forth on the cover page of this Exchange Offer; and, in each case, subject to the election and proration procedures described in this Offer and the Additional Consideration, if any.

We will not allot or issue fractional shares of Choice Common Stock to holders of Wyndham Common Stock who accept the Offer. To the extent you would be entitled to fractional shares, those fractional entitlements will be aggregated and, if a fractional share results from such aggregation, you will be entitled to receive, in lieu of such fractional share, an amount in cash determined by multiplying the fractional share by a price equal to the VWAP of Choice Common Stock as quoted on the NYSE over the five NYSE trading days ending on the 10th Business Day preceding the date of expiration of the Offer.

An election to receive the Standard Election Consideration, Cash Election Consideration or Stock Election Consideration shall be referred to as the Standard Election (“Standard Election”), Cash Election (“Cash Election”) or Stock Election (“Stock Election”), respectively.

Wyndham stockholders who tender their shares of Wyndham Common Stock in the Offer but do not make a valid election will be treated as if they made the Standard Election.

Q:	WILL I HAVE TO PAY ANY FEES OR COMMISSIONS TO EXCHANGE SHARES OF WYNDHAM COMMON STOCK?

A:

If you are the owner of record of your shares of Wyndham Common Stock and you tender your shares of Wyndham Common Stock directly to Computershare Trust Company, N.A. (“Computershare”), the exchange agent for the Offer (the “Exchange Agent”), you will not have to pay brokerage fees, commissions or incur similar expenses. If you hold your shares of Wyndham Common Stock in “street name” through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders the shares of Wyndham Common Stock on your behalf, your broker or such other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

Q:	WHAT IS THE PURPOSE OF THE OFFER?

A:

The purpose of the Offer is for Choice to acquire all of the outstanding shares of Wyndham Common Stock in order to combine the businesses of Choice and Wyndham. Choice intends, promptly after consummation of the Offer, to cause Purchaser to merge with and into Wyndham with Wyndham as the surviving corporation, immediately following which Wyndham will merge with and into NewCo with NewCo as the surviving corporation (i.e., the Second-Step Mergers), after which Wyndham would be a direct or indirect wholly owned subsidiary of Choice. The purpose of the Second-Step Mergers is for Choice to acquire all of the issued and outstanding shares of Wyndham Common Stock that are not acquired in the Offer. In the initial merger of the Second-Step Mergers, each Remaining Share (as defined below) of Wyndham Common Stock (other than shares held in treasury by Wyndham, shares held by Choice and its subsidiaries (which as of the date of this document is 1,447,264 shares of Wyndham Common Stock) and shares held by Wyndham stockholders who properly exercise applicable dissenters’ rights under Delaware law)

will be cancelled and converted into the right to receive, at the election of the Wyndham stockholders, the Cash Election Consideration or the Stock Election Consideration, subject to proration, or the Standard Election Consideration. After the Second-Step Mergers, Choice would own all of the issued and outstanding shares of Wyndham Common Stock. See the sections of this Exchange Offer titled “The Offer—Elections and Proration”; “The Offer—Purpose of the Offer; Second-Step Mergers”; “The Offer—Statutory Requirements; Approval of the Second-Step Mergers”; and “The Offer—Plans for Wyndham.”

Q:	HAVE YOU DISCUSSED THE OFFER WITH THE WYNDHAM BOARD?

A:

The Wyndham Board has refused to continue to discuss the Proposed Combination with Choice. Choice made numerous attempts to engage the Wyndham Board, making three private proposals between April and September 2023, increasing its proposed purchase price each time. As the Wyndham Board rejected each private proposal and refused to engage in meaningful discussions, Choice announced its offer to acquire Wyndham publicly on October 17, 2023. Following Wyndham’s public rejection of that proposal, Choice made a fourth proposal privately to Wyndham on November 14, 2023, reaffirming the economic and other terms of the prior proposal. Choice also proposed a regulatory termination fee, a ticking fee if the transaction did not close by a certain date and a proposal to take all actions required to obtain the requisite regulatory approvals so long as such actions would not have a material adverse effect on the combined company. The regulatory termination fee would have been payable if the transaction did not close due to the failure to obtain the requisite regulatory approvals and the ticking fee would have been payable upon a successful closing, if applicable. Choice also offered a mutual non-disclosure agreement to allow the parties to conduct confirmatory due diligence. On November 13, 2023, Choice began purchasing shares of Wyndham Common Stock on the open market. As of the date of this Offer, Choice has acquired in excess of $110 million of Wyndham Common Stock. On November 21, 2023, Wyndham publicly rejected the proposed terms of Choice’s offer made on November 14, 2023. In addition to rejecting each offer, the Wyndham Board declined Choice’s repeated requests for confidential mutual, confirmatory due diligence. Due to Wyndham’s unwillingness to even discuss the proposal for a negotiated transaction with Choice and the Wyndham Board’s public statements with respect to Choice’s prior proposals, and because Choice does not believe that it is appropriate for the Wyndham Board to have a veto right over whether the Offer is made available to Wyndham stockholders, Choice is making the Offer directly to Wyndham stockholders upon the terms and subject to the conditions set forth in this Exchange Offer as an alternative to a negotiated transaction.

This Exchange Offer reflects the per share consideration (including the cash and stock mix and election proration mechanisms), and regulatory ticking fee offered by Choice to Wyndham in its November 14, 2023 proposal. See the section of this Offer titled “Background of the Offer” for more information on Choice’s earlier and most recent proposals. Within ten Business Days after the date of this Exchange Offer, Wyndham is required by law to publish, send or give to you (and file with the SEC) a statement as to whether it recommends acceptance or rejection of the Offer, that it has no opinion with respect to the Offer or that it is unable to take a position with respect to the Offer.

Q:	WHY IS CHOICE MAKING THE OFFER?

A:

We believe that the combination of Choice and Wyndham represents a strategically and financially compelling value-creating opportunity for Wyndham stockholders and Choice and its stockholders. We also believe that the combined company will have substantial strategic benefits, including significant franchisee benefits and cost-driven synergies, enhanced competitiveness and acceleration of both companies’ long-term growth strategies. For a more complete description of compelling reasons for the Offer, see the section of this Exchange Offer titled “Reasons for the Offer” and for a discussion of some of the important factors that could prevent our strategy from being achieved, see the section of this Exchange Offer titled “Forward-Looking Statements.”

Q:	WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF RECEIVING SHARES OF CHOICE COMMON STOCK AND/OR CASH IN EXCHANGE FOR MY WYNDHAM SHARES IN THE OFFER AND THE FIRST MERGER?

A:

Provided that following the completion of the Offer and the Second-Step Mergers the value of the Choice shares constitutes at least 40% of the total value of the consideration (including any Additional Consideration) received by Wyndham stockholders, the Offer and the Second-Step Mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. A U.S. holder (as defined under “Material U.S. Federal Income Tax Consequences”) of shares of Wyndham Common Stock that receives a combination of shares of Choice Common Stock and cash (other than cash received in lieu of fractional shares of Choice Common Stock) in exchange for shares of Wyndham Common Stock pursuant to the Offer and/or the First Merger generally will recognize gain (but not loss) for U.S. federal income tax purposes in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of Choice Common Stock and cash received by the U.S. holder exceeds such U.S. holder’s adjusted tax basis in its shares of Wyndham Common Stock surrendered and (ii) the amount of cash received by such U.S. holder. A U.S. holder of shares of Wyndham Common Stock that receives solely Choice Common Stock (other than cash received in lieu of fractional shares of Choice Common Stock) in exchange for shares of Wyndham Common Stock pursuant to the Offer and/or the First Merger generally will not recognize any gain or loss for U.S. federal income tax purposes as a result of such exchange. A U.S. holder of shares of Wyndham Common Stock that receives solely cash in exchange for shares of Wyndham Common Stock pursuant to the Offer and/or the First Merger generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the cash received by the U.S. holder and such U.S. holder’s adjusted tax basis in its shares of Wyndham Common Stock surrendered. For this purpose any Additional Consideration should be treated as additional consideration received by a U.S. holder in exchange for its Wyndham Common Stock.

Each Wyndham stockholder should read the discussion under “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax consequences of the Offer and the Second-Step Mergers. Tax matters can be complicated, and the tax consequences of the Offer and the Second-Step Mergers to a particular Wyndham stockholder will depend on such stockholder’s particular facts and circumstances. Wyndham stockholders should consult their own tax advisors to determine the specific consequences to them of exchanging their shares of Wyndham Common Stock for the transaction consideration pursuant to the Offer or the First Merger.

Q:	WHAT ARE THE CONDITIONS TO THE OFFER?

A:

The Offer is subject to a number of conditions, including the Minimum Tender Condition, the Anti-Takeover Devices Condition, the Registration Statement Condition, the Choice Stockholder Approval Condition, the Stock Exchange Listing Condition, the Competition Laws Condition, the Diligence Condition, the Financing Condition, the No Wyndham Material Adverse Effect Condition and the other conditions set forth in the section of this Exchange Offer titled “The Offer—Conditions to the Offer.”

Subject to the applicable rules and regulations of the SEC and the terms and conditions of the Offer, Choice expressly reserves the right (but will not be obligated) to waive any conditions to the Offer at any time, except for the Competition Laws Condition, the Registration Statement Condition, the Choice Stockholder Approval Condition and the Stock Exchange Listing Condition, in each case by giving oral or written notice of such waiver to the Exchange Agent and by making public announcement thereof.

Q:	WHEN DO YOU EXPECT THE OFFER TO BE COMPLETED?

A:

The timing for consummation of the Exchange Offer and the Second-Step Mergers will depend on the satisfaction of the conditions to the Offer, including the expiration or termination of any applicable waiting periods as well as obtaining any approvals or clearances determined to be required as described in the Competition Laws Condition and the Wyndham Board or a court removing the obstacles to consummation of the Exchange Offer and the Second-Step Mergers described in the Anti-Takeover Devices Condition. As a result of the satisfaction of these conditions being outside of Choice’s control, there can be no certainty as to when, and whether, Choice will be able to complete the Offer.

Q:	WHAT OBSTACLES TO THE PROPOSED COMBINATION WITH WYNDHAM DOES THE ANTI-TAKEOVER DEVICES CONDITION COVER?

A:	The Anti-Takeover Devices Condition relates to obstacles to consummating the Exchange Offer and the Second-Step Mergers that the Wyndham Board could unilaterally eliminate, including:

•

the interested stockholder provisions of Section 203 of the Delaware General Corporations Law (the “DGCL”) which will not apply if the Wyndham Board approves the Exchange Offer and the Second-Step Mergers before either is consummated or if Choice is able to acquire in the Offer in excess of 85% of the shares of Wyndham Common Stock outstanding at the time the Offer commenced in accordance with Section 203 of the DGCL; and

•

the requirement for a stockholder vote on the Second-Step Mergers, which may be eliminated if the Wyndham Board approves a merger agreement, and the transaction is consummated, in accordance with Section 251(h) of the DGCL.

See the section of this Exchange Offer titled “The Offer—Conditions to the Offer—Anti-Takeover.”

Q:	WHAT OBSTACLES TO THE PROPOSED COMBINATION WITH WYNDHAM DOES THE COMPETITION LAWS CONDITION COVER?

A:

The Competition Laws Condition relates to the expiration or termination of any applicable waiting periods, including under the HSR Act, as well as obtaining any approvals or clearances, including those required by any international bodies, if applicable, and, in each case, as determined to be required on terms satisfactory to Choice. On the date of this Exchange Offer, Choice filed the notification required for the consummation of the Proposed Combination by the HSR Act. Choice believes the proposed transaction will receive necessary clearance under the HSR Act. Choice commenced discussions with the FTC on December 5, 2023, regarding the proposed transaction and commits to take all actions required to obtain the requisite regulatory approvals so long as such actions would not have a material adverse effect on the combined company. See the section of this Exchange Offer titled “The Offer—Conditions to the Offer.”

Q:	DO I NEED TO VOTE AT ANY MEETING TO APPROVE THE OFFER OR THE SECOND-STEP MERGERS?

A:

Your vote is not required in connection with the Offer. You simply need to tender your shares of Wyndham Common Stock, if you choose to do so. In the event that Choice accepts shares of Wyndham Common Stock for exchange in the Offer, Choice intends to acquire all shares of Wyndham Common Stock not tendered in the Offer pursuant to the Second-Step Mergers. If the conditions to the Offer are satisfied, Choice accepts shares of Wyndham Common Stock for exchange, and a merger agreement is executed between Choice and Wyndham, no vote of Wyndham stockholders will be necessary to complete the Second-Step Mergers.

Q:	DO YOU INTEND TO ATTEMPT TO REPLACE WYNDHAM’S BOARD AT WYNDHAM’S 2024 ANNUAL MEETING OF STOCKHOLDERS?

A:

When permitted to do so pursuant to the Wyndham Bylaws, Choice intends to nominate at least a sufficient number of directors, who if elected, would constitute a majority of the Wyndham Board, to give the Wyndham stockholders another direct voice with respect to the Offer. Choice believes that the election of its nominees would further demonstrate that Wyndham stockholders support the Proposed Combination, in addition to the support shown by those stockholders tendering Wyndham Common Stock pursuant to the Offer. If our nominees are elected, they would be obligated to act in accordance with their duties as directors of Wyndham and would not owe any fiduciary duties to Choice. If elected, our nominees could take steps to support and facilitate the Offer and the Second-Step Mergers should the nominees, as new directors, deem it appropriate in the exercise of their duties to Wyndham and the Wyndham stockholders.

Choice intends to solicit proxies from Wyndham stockholders (and, when permitted, to distribute definitive proxy materials and proxy cards to Wyndham stockholders) to vote in favor of the election of our nominees at Wyndham’s 2024 annual meeting of stockholders. The Offer does not constitute a solicitation of proxies in connection with such matter. Any such solicitation will be made only pursuant to separate proxy materials complying with the requirements of the rules and regulations of the SEC.

Q:	IS CHOICE’S FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER MY SHARES OF WYNDHAM COMMON STOCK IN THE OFFER?

A:

Yes. Unless you elect to receive the Cash Election Consideration, your election is not prorated and there is no Additional Consideration paid in shares of Choice Common Stock in accordance with the terms of this Offer, shares of Wyndham Common Stock accepted in the Offer will be exchanged in whole or in part for shares of Choice Common Stock and therefore you should consider Choice’s financial condition before you decide to become a Choice stockholder by accepting the Offer. You also should consider the effect that the Proposed Combination with Wyndham may have on Choice’s financial condition. In considering Choice’s financial condition, you should review the documents incorporated by reference in this Exchange Offer, as well as the unaudited pro forma condensed combined financial information set forth under the section of this Exchange Offer titled “Unaudited Pro Forma Condensed Combined Financial Statements,” because they contain detailed business, financial and other information about Choice.

Q:	HOW DOES THE OFFER RELATE TO CHOICE’S SOLICITATION OF PROXIES WITH RESPECT TO A SPECIAL MEETING OF CHOICE STOCKHOLDERS?

A:

A special meeting of Choice stockholders will be held to approve the issuance of the shares of Choice Common Stock in connection with the Exchange Offer and the Second-Step Mergers, as well as certain ancillary matters related to the Exchange Offer and the Second-Step Mergers. Choice expects to file a preliminary proxy statement with respect to a special meeting of Choice stockholders to obtain this approval prior to the expiration of this Offer, and it is Choice’s intention to obtain this approval prior to Wyndham’s 2024 annual meeting of stockholders. You do not need to take any action with respect to Choice’s solicitation of its stockholders in your capacity as a Wyndham stockholder.

Q:	DOES CHOICE HAVE THE FINANCIAL RESOURCES TO COMPLETE THE OFFER AND THE SECOND-STEP MERGERS?

A:

Choice expects to have sufficient financial resources to complete the transactions contemplated by the Offer and the Second-Step Mergers through a combination of (1) Choice’s cash on hand, (2) debt financing or (3) as necessary, a registered underwritten offering and/or private placement of equity or equity-linked securities. See the section of this Exchange Offer titled “The Offer—Financing of the Offer; Sources and Amount of Funds.” Although Choice believes it will have sufficient financial resources to complete the Offer and Second-Step Mergers, there can be no assurances Choice will obtain such financing. See the section of this Exchange Offer titled “The Offer—Conditions to the Offer— The Financing Condition.” For further discussion of Wyndham’s outstanding debt, see “Risk Factors—Choice has only conducted a review of Wyndham’s publicly-available information and has not had access to Wyndham’s non-public information. Therefore, Choice may not be able to retain certain agreements and may be subject to liabilities of Wyndham unknown to Choice, which may have a material adverse effect on Choice’s profitability, financial condition and results of operations and which may result in a decline in the market value of Choice Common Stock.”

Q:	WHAT PERCENTAGE OF CHOICE’S COMMON STOCK WILL FORMER HOLDERS OF SHARES OF WYNDHAM COMMON STOCK OWN AFTER THE OFFER?

A:

Choice estimates that, upon consummation of the Offer and the Second-Step Mergers, former Wyndham stockholders will own, in the aggregate, approximately 35% of Choice Common Stock on a diluted basis. For a more detailed discussion of the assumptions on which this estimate is based, see the section of this Exchange Offer titled “The Offer—Ownership of Choice After the Offer.”

Q:	WHEN DOES THE OFFER EXPIRE?

A:

The Offer is scheduled to expire at 5:00 p.m., New York City time, on March 8, 2024, unless further extended by Choice, in which case the Expiration Time will be the latest time and date on which the Offer, as so extended, expires (the “Expiration Time” and the date on which the Expiration Time occurs, the “Expiration Date”). For more information, you should read the discussion under the section of this Exchange Offer titled “The Offer—Extension, Termination and Amendment.”

Q:	CAN THE OFFER BE EXTENDED AND, IF SO, UNDER WHAT CIRCUMSTANCES?

A:

Choice may, in its sole discretion, at any time or from time to time until 9:00 a.m., New York City time, on the first Business Day after the previously scheduled Expiration Time, extend the Offer to a later Expiration Date and Expiration Time. For instance, the Offer may be extended if any of the conditions specified in “The Offer—Conditions to the Offer” are not satisfied prior to the scheduled Expiration Time. The Expiration Time of the Offer also may be subject to multiple extensions. Any decision to extend the Offer, and if so, for how long, will be made by Choice. Any decision by Choice to extend the Offer will be made public by an announcement regarding such extension as described in the section of this Exchange Offer titled “The Offer—Extension, Termination and Amendment.”

Q:	HOW DO I TENDER MY SHARES?

A:

In order for a holder of shares of Wyndham Common Stock to validly tender shares of Wyndham Common Stock pursuant to the Offer, the Exchange Agent must receive prior to the Expiration Time the letter of election and transmittal (or a manually or electronically signed copy thereof), properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the section of this Exchange Offer titled “The Offer—Exchange of Shares of Wyndham Common Stock; Delivery of Choice Common Stock”), and any other documents required by the letter of election and transmittal, at its address set forth on the back cover of this Exchange Offer and either (1) the certificates representing tendered shares of Wyndham Common Stock must be received by the Exchange Agent at such address or such shares of Wyndham Common Stock must be tendered pursuant to the procedure for book-entry transfer described below and the Book-entry Confirmation must be received by the Exchange Agent (including an Agent’s Message), in each case prior to the Expiration Time, or (2) the tendering Wyndham stockholder must comply with the guaranteed delivery procedures described in this Exchange Offer. For a complete discussion on the procedures for tendering your shares of Wyndham Common Stock, see the section of this Exchange Offer titled “The Offer—Procedure for Tendering.”

Q:	UNTIL WHAT TIME CAN I WITHDRAW TENDERED SHARES OF WYNDHAM COMMON STOCK?

A:

You may withdraw previously tendered shares of Wyndham Common Stock any time prior to the Expiration Time, and, if Choice has not accepted your shares of Wyndham Common Stock for exchange after the Expiration Time, at any time following 60 Business Days from commencement of the Offer.

Q:	HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES OF WYNDHAM COMMON STOCK?

A:

To withdraw previously tendered shares of Wyndham Common Stock, a written notice of withdrawal must be timely received by the Exchange Agent at its address set forth on the back cover page of this Exchange Offer. Any such notice of withdrawal must specify the name of the person who tendered the shares of Wyndham Common Stock to be withdrawn, the number of shares of Wyndham Common Stock to be withdrawn and the name of the registered holder of such shares of Wyndham Common Stock, if different from that of the person who tendered such shares of Wyndham Common Stock. If certificates representing shares of Wyndham Common Stock to be withdrawn have been delivered or otherwise identified to the Exchange Agent, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Exchange Agent and, unless such shares of Wyndham Common Stock have been tendered by or for the account of an Eligible Institution as described below, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If shares of Wyndham Common Stock have been tendered pursuant to the procedure for book-entry transfer as set forth in the section of this Exchange Offer titled “The Offer—Procedure for Tendering,” any notice of withdrawal must specify the name and number of the account at The Depository Trust Company (“DTC”), to be credited with the withdrawn shares of Wyndham Common Stock. For a complete discussion on the procedures for withdrawing your shares of Wyndham Common Stock, see the section of this Exchange Offer titled “The Offer—Withdrawal Rights.”

Q:	WHEN AND HOW WILL I RECEIVE THE OFFER CONSIDERATION IN EXCHANGE FOR MY TENDERED SHARES OF WYNDHAM COMMON STOCK?

A:

Choice will exchange all tendered and not properly withdrawn shares of Wyndham Common Stock promptly after the Expiration Time, upon the terms hereof and subject to the satisfaction or waiver of the conditions to the Offer, as set forth in the section of this Exchange Offer titled “The Offer—Conditions to the Offer.” Choice will deliver the consideration, including the Additional Consideration, if any, for your validly tendered and not properly withdrawn shares of Wyndham Common Stock by depositing the consideration therefor with the Exchange Agent, for the purpose of receiving consideration offered in the Offer (the “Offer Consideration”) from Choice and transmitting such consideration to you. In all cases, an exchange of tendered shares of Wyndham Common Stock will be made only after timely receipt by the Exchange Agent of certificates for such shares of Wyndham Common Stock (or of a confirmation of a book-entry of such shares of Wyndham Common Stock as set forth in the section of this Exchange Offer titled “The Offer—Procedure for Tendering”) and a properly completed and duly executed letter of election and transmittal (or Agent’s Message) and any other required documents.

Q:	ARE DISSENTERS’ OR APPRAISAL RIGHTS AVAILABLE IN EITHER THE OFFER AND/OR THE SECOND-STEP MERGERS?

A:

No dissenters’ or appraisal rights are available in connection with the Offer. However, in connection with the First Merger, which Choice expects to be consummated promptly after consummation of the Offer without a vote of Wyndham stockholders, Wyndham stockholders who have not tendered their shares of Wyndham Common Stock in the Offer will have rights under Delaware law to dissent from the First Merger and demand appraisal of their shares of Wyndham Common Stock. Stockholders who perfect dissenters’ rights by complying with the procedures set forth in Section 262 of the DGCL will be entitled to receive a cash payment equal to the “fair value” of their shares of Wyndham Common Stock, as determined by a Delaware court. See the section of this Exchange Offer titled “The Offer—Appraisal/Dissenters’ Rights” and “The Offer—Conditions to the Offer.”

Q:	WHAT IS THE MARKET VALUE OF MY SHARES OF WYNDHAM COMMON STOCK AS OF A RECENT DATE?

A:	The closing price of Wyndham Common Stock on the NYSE on December 4, 2023 was $78.21.

Q:	WHAT IS THE TOTAL CONSIDERATION WORTH?

A:

Based on the closing price of Choice Common Stock on the NYSE on December 4, 2023 of $114.31, the equivalent market value of the Standard Election would be $86.54. Based on Wyndham’s closing share price of $65.65 as of May 22, 2023, the day before the potential transaction contemplated by this Offer was first reported by The Wall Street Journal (such date, the “Unaffected Date”), Choice’s offer of $49.50 in cash and 0.324 shares of Choice Common Stock per share of Wyndham Common Stock represented a 32% premium to the value of Wyndham’s Common Stock.

The closing price of Choice Common Stock used in the above calculation is for purposes of illustration only. The price of Choice Common Stock fluctuates and may be higher or lower than the price assumed in this example at the time shares of Wyndham Common Stock are exchanged pursuant to the Offer. The price of Choice Common Stock has decreased since the Unaffected Date. Stockholders are encouraged to obtain current market quotations for Wyndham Common Stock and Choice Common Stock prior to making any decision with respect to the Offer.

Q:	HOW AND WHEN WILL YOU NOTIFY ME OF THE VALUE OF THE CASH ELECTION AND THE STOCK ELECTION?

A:

We will issue a press release on the 10th Business Day preceding the scheduled date of expiration of the Offer, which will specify the equivalent market value of the Standard Election Consideration and the resulting amount of the Cash Election Consideration and the number of shares of Choice Common Stock comprising the Stock Election Consideration, subject to proration, as applicable, and the Additional Consideration, if any.

Q:	HOW MAY I CHANGE MY ELECTION TO TENDER?

A:

An election to tender is irrevocable, except the shares of Wyndham Common Stock tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, if Choice has not accepted shares of Wyndham Common Stock for exchange, at any time following 60 Business Days from commencement of the Offer. After a valid withdrawal, shares of Wyndham Common Stock may be re-tendered at any time prior to the Expiration Time and a new election may be made by following one of the procedures described in the section of this Exchange Offer titled “The Offer—Procedure for Tendering.”

Q:	WHERE CAN I FIND OUT MORE INFORMATION ABOUT CHOICE AND WYNDHAM?

A:	You can find out information about Choice and Wyndham from the sources described under the section of this Exchange Offer titled “Where You Can Find More Information.”

Q:	WHO CAN I CONTACT WITH ANY ADDITIONAL QUESTIONS ABOUT THE OFFER?

A:	You can call the Information Agent or the Dealer Managers for the Offer.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

Toll-Free: (800) 322-2885

Email: exchangeoffer@mackenziepartners.com

The Dealer Managers for the Offer are:

Goldman Sachs & Co. LLC	Moelis & Company LLC
200 West Street	399 Park Avenue, 4th Floor
New York, NY 10282	New York, NY 10022
Toll-Free: (800) 323-5678	Toll-Free: (800) 224-7417
Attention: Equity Capital Markets

FORWARD-LOOKING STATEMENTS

This Exchange Offer and the documents incorporated by reference herein contain certain statements that are forward-looking. Certain, but not necessarily all, of such forward-looking statements can be identified by the use of forward-looking terminology, such as “expect,” “estimate,” “believe,” “anticipate,” “should,” “will,” “forecast,” “plan,” “project,” “assume” or similar words of futurity. All statements other than historical facts are forward-looking statements. These forward-looking statements are based on management’s current beliefs, assumptions and expectations regarding future events, which in turn are based on information currently available to management. Such statements may relate to projections of our revenue, expenses, Adjusted EBITDA , earnings, debt levels, ability to repay outstanding indebtedness, payment of dividends, repurchases of common stock and other financial and operational measures, including occupancy and open hotels, revenue per available room, our ability to benefit from any rebound in travel demand and our liquidity, among other matters. We caution you not to place undue reliance on any such forward-looking statements. Forward-looking statements do not guarantee future performance and involve known and unknown risks, uncertainties and other factors. Several factors could cause our actual results, performance or achievements to differ materially from those expressed in or contemplated by the forward-looking statements. Such risks include, but are not limited to:

•

the ultimate outcome of the Offer and the Second-Step Mergers, including the possibility that the parties will not agree to pursue a business combination transaction or that the terms of any definitive agreement will be materially different from those proposed or the ultimate removal or the failure to render inapplicable the obstacles to consummation of the Offer and the Second-Step Mergers described in the Anti-Takeover Devices Condition by the Wyndham Board;

•	uncertainties as to whether Wyndham will cooperate with Choice regarding the proposed transaction;

•	the ultimate result should Choice determine to commence a proxy contest for election of directors to Wyndham Board;

•	Choice’s ability to consummate the proposed transaction with Wyndham;

•	the conditions to the completion of the proposed transaction, including the receipt of any required shareholder approvals and any required regulatory approvals;

•	Choice’s ability to finance the proposed combination with Wyndham;

•

Choice’s indebtedness, including the substantial indebtedness Choice expects to incur in connection with the proposed transaction with Wyndham and the need to generate sufficient cash flows to service and repay such debt;

•

the possibility that Choice may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Wyndham’s operations with those of Choice, including the Choice loyalty program;

•

the possibility that Choice may be unable to achieve the benefits of the proposed transaction for its franchisees, associates, investors and guests within the expected timeframes or at all, including that such integration may be more difficult, time-consuming or costly than expected;

•

that operating costs and business disruption (including, without limitation, difficulties in maintaining relationships with associates, guests or franchisees) may be greater than expected following the proposed transaction or the public announcement of the Proposed Combination;

•	the retention of certain key employees may be difficult;

•	our ability to attract and retain key personnel;

•	changes to general, domestic and foreign economic conditions, including access to liquidity and capital;

•

the resurgence of the COVID-19 pandemic, including with respect to new strains or variants, and the related impact on the global hospitality industry, particularly but not exclusively the U.S. travel market;

•	changes in consumer demand and confidence, including consumer discretionary spending and the demand for travel, transient and group business;

•	future domestic or global outbreaks of epidemics, pandemics or contagious diseases, or fear of such outbreaks;

•	changes in law and regulation applicable to the travel, lodging or franchising industries, including with respect to the status of our relationship with employees of our franchisees;

•	foreign currency fluctuations;

•	impairments or declines in the value of our assets;

•	operating risks common in the travel, lodging or franchising industries;

•	changes to the desirability of our brands as viewed by hotel operators and customers;

•	changes to the terms or termination of our contracts with franchisees and our relationships with our franchisees;

•	our ability to keep pace with improvements in technology utilized for marketing and reservations systems and other operating systems;

•	our ability to grow our franchise system;

•	exposure to risks related to our hotel development, financing and ownership activities;

•	exposures to risks associated with our investments in new businesses;

•	fluctuations in the supply and demand for hotel rooms;

•	our ability to realize anticipated benefits from other acquired businesses;

•	impairments or losses relating to acquired businesses;

•	the level of acceptance of alternative growth strategies we may implement;

•	the impact of inflation;

•	cybersecurity and data breach risks;

•	climate change and sustainability related concerns;

•	ownership and financing activities;

•	hotel closures or financial difficulties of our franchisees;

•	operating risks associated with our international operations;

•	labor shortages;

•	the outcome of litigation; and

•	our ability to effectively manage our indebtedness, and secure our indebtedness, including additional indebtedness incurred as a result of the successful consummation of the Proposed Combination.

Additional risks that may affect Choice’s operations and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of Choice’s 2023 Annual Report on Form 10-K, as well as in Choice’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC.

These forward-looking statements speak only as of the date of this communication or as of the date to which they refer, and Choice assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

See also the section of this Exchange Offer titled “Risk Factors.”

This Exchange Offer also includes certain non-GAAP financial measures, including those described below.

Choice evaluates its operations utilizing, among others, the performance metric Adjusted EBITDA , which is a non-GAAP financial measurement. This measure should not be considered as an alternative to any measure of performance or liquidity as promulgated under or authorized by GAAP, such as net income. Choice’s calculation of this measurement may be different from the calculations used by other companies, including Wyndham, and comparability may therefore be limited. We discuss management’s reasons for reporting this non-GAAP measure and how it is calculated below.

In addition to the specific adjustments noted below with respect to Adjusted EBITDA , the non-GAAP measures presented herein also exclude restructuring of the company’s operations including employee severance benefit, income taxes and legal costs, acquisition related due diligence, transition and transaction costs, and gains/losses on sale/disposal and impairment of assets primarily related to hotel ownership and development activities to allow for period-over-period comparison of ongoing core operations before the impact of these discrete and infrequent charges.

Calculation of Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”): Adjusted EBITDA reflects net income excluding the impact of interest expense, interest income, provision for income taxes, depreciation and amortization, franchise-agreement acquisition cost amortization, other (gains) and losses, equity in net income (loss) of unconsolidated affiliates, mark-to-market adjustments on non-qualified retirement plan investments, share based compensation expense (benefit) and surplus or deficits generated by reimbursable revenue from franchised and managed properties. We consider Adjusted EBITDA and Adjusted EBITDA margins to be an indicator of operating performance because it measures our ability to service debt, fund capital expenditures, and expand our business. We also use these measures, as do analysts, lenders, investors, and others, to evaluate companies because it excludes certain items that can vary widely across industries or among companies within the same industry. For example, interest expense can be dependent on a company’s capital structure, debt levels, and credit ratings, and share based compensation expense (benefit) is dependent on the design of compensation plans in place and the usage of them. Accordingly, the impact of interest expense and share based compensation expense (benefit) on earnings can vary significantly among companies. The tax positions of companies can also vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the jurisdictions in which they operate. As a result, effective tax rates and provision for income taxes can vary considerably among companies. These measures also exclude depreciation and amortization because companies utilize productive assets of different ages and use different methods of both acquiring and depreciating productive assets or amortizing franchise-agreement acquisition costs. These differences can result in considerable variability in the relative asset costs and estimated lives and, therefore, the depreciation and amortization expense among companies. Mark-to-market adjustments on non-qualified retirement-plan investments recorded in SG&A are excluded from EBITDA, as the company accounts for these investments in accordance with accounting for deferred-compensation arrangements when investments are held in a rabbi trust and invested. Changes in the fair value of the investments are recognized as both compensation expense in SG&A and other gains and losses. As a result, the changes in the fair value of the investments do not have a material impact on Choice’s net income. Surpluses and deficits generated from reimbursable revenues from franchised and managed properties are excluded, as Choice’s franchise and management agreements require these revenues to be used exclusively for expenses associated with providing franchise and management services, such as central reservation and property-management systems, hotel employee and operating costs, reservation delivery and national marketing and media advertising. Franchised and managed property owners are required to reimburse the company for any deficits generated from these activities and Choice is required to spend any surpluses generated in future periods. Since these activities will be managed to break-even over time, quarterly or annual surpluses and deficits have been excluded from the measurements utilized to assess the company’s operating performance.

SUMMARY

This summary highlights the material information in this Exchange Offer. To more fully understand the offer to Wyndham stockholders, and for a more complete description of the terms of the Offer and the Second-Step Mergers, you should read carefully this entire document, including the exhibits, schedules and documents incorporated by reference herein, and the other documents referred to herein. For information on how to obtain the documents that are on file with the SEC, see the section of this Exchange Offer titled “Where You Can Find More Information.”

Information About the Companies (see page 63)

Choice

Choice, a NYSE-listed company, is primarily a hotel franchisor operating in 50 states, the District of Columbia and over 45 countries and territories. At September 30, 2023, we had 7,463 hotels with 627,694 rooms open and operating, and 980 hotels with 99,076 rooms under construction, awaiting conversion, approved for development or committed to future franchise development on outstanding master development agreements. Our brand names include Comfort Inn®, Comfort Suites®, Quality®, Clarion®, Clarion PointeTM, Ascend Hotel Collection®, Sleep Inn®, Econo Lodge®, Rodeway Inn®, MainStay Suites®, Suburban StudiosTM, WoodSpring Suites®, Everhome Suites®, and Cambria® Hotels.

Additionally, through our acquisition of Radisson, completed on August 11, 2022, our brands expanded to include Radisson Blu®, Radisson RED®, Radisson®, Park Plaza®, Country Inn & Suites® by Radisson, Radisson Inn & SuitesSM, Park Inn by Radisson®, Radisson Individuals®, and Radisson Collection®, which are located across the United States, Canada, the Caribbean and Latin America.

Choice was incorporated in 1980 in the State of Delaware.

Choice’s principal executive offices are located at 915 Meeting St., North Bethesda, Maryland 20852, and its telephone number at that location is (301) 592-5000.

Additional information concerning Choice is included in the Choice reports incorporated by reference in this Exchange Offer. See the section in this Exchange Offer titled “Where You Can Find More Information.”

Purchaser

Purchaser is a Delaware corporation incorporated on December 7, 2023 with principal executive offices at 915 Meeting St., North Bethesda, Maryland 20852. The telephone number of Purchaser’s principal executive offices is (301) 592-5000. Purchaser is a wholly owned subsidiary of Choice that was formed to facilitate the transactions contemplated by this Exchange Offer. Purchaser has engaged in no activities to date and has no material assets or liabilities of any kind, in each case, other than those incidental to its formation and its activities and obligations in connection with the Offer.

Wyndham

Wyndham, a NYSE-listed company, is primarily a hotel franchisor, with approximately 9,100 affiliated hotels with approximately 843,000 rooms located in over 95 countries and welcoming over 130 million guests annually worldwide. Wyndham operates a hotel portfolio of 24 brands, including Vienna House and ECHO Suites Extended Stay by Wyndham, its first economy extended stay brand launched in the first quarter of 2022. Wyndham’s 24 brands are primarily located in secondary and tertiary cities and approximately 80% of the U.S. population lives within ten miles of at least one of its affiliated hotels.

Wyndham was incorporated in 2017 under the laws of the state of Delaware in connection with its 2018 spin-off from Wyndham Worldwide Corporation. Wyndham’s principal executive offices are located at 22 Sylvan Way, Parsippany, New Jersey 07054, and its telephone number at that location is (973) 753-6000.

Additional information concerning Wyndham is included in the Wyndham reports incorporated by reference in this Exchange Offer. See the section in this Exchange Offer titled “Where You Can Find More Information.”

The Offer (see page 77)

Choice is offering to exchange, for each issued and outstanding share of Wyndham Common Stock, at the election of the holder:

•	the Standard Election Consideration set forth on the cover page of this Exchange Offer;

•	the Cash Election Consideration set forth on the cover page of this Exchange Offer; or

•	the Stock Election Consideration set forth on the cover page of this Exchange Offer; and, in each case,

subject to the election and proration procedures described in this Exchange Offer and in the related letter of election and transmittal and the Additional Consideration, if any. We will not allot or issue fractional shares of Choice Common Stock. To the extent that holders of Wyndham Common Stock are entitled to fractional shares, those fractional entitlements will be aggregated and, if a fractional share results from such aggregation, the holders of Wyndham Common Stock will be entitled to receive, in lieu of such fractional share, an amount in cash determined by multiplying the fractional share by a price equal to the VWAP of Choice Common Stock as quoted on the NYSE over the five NYSE trading days ending on the 10th Business Day preceding the date of expiration of the Offer, and will be paid promptly following our acceptance of shares of Wyndham Common Stock in the Offer, subject to the satisfaction and/or waiver of the conditions to the Offer as further described herein. See the section of this Exchange Offer titled “The Offer—Conditions to the Offer.”

Elections and Proration (see page 79)

Choice plans to pay an aggregate of approximately $4.2 billion in cash in the Offer and the Second-Step Mergers, which represents the total amount of the Cash Election Consideration available under the Offer, excluding any cash that may be paid as Additional Consideration. In order to reserve a proportionate amount of cash for payment in the Second-Step Mergers, Choice will pay pursuant to the Offer an amount in cash (the “Total Cash Payable in the Offer”) equal to approximately $4.2 billion multiplied by the percentage of the shares of Wyndham Common Stock on a diluted basis (including shares of Wyndham Common Stock owned by Choice or its subsidiaries) that are tendered and accepted for exchange in the Offer. For this purpose, Choice has estimated and will therefore assume that the number of shares of Wyndham Common Stock on a diluted basis (including shares of Wyndham Common Stock owned by Choice or its subsidiaries) is 84.9 million.

As a result, the Total Cash Payable in the Offer will equal:

•	$4.2 billion, multiplied by

•	the number of shares of Wyndham Common Stock that are tendered and accepted for exchange in the Offer, divided by

•	84.9 million.

If, after taking into account elections by tendering Wyndham stockholders, the cash payable in the Offer would otherwise be different from the Total Cash Payable in the Offer, elections that tendering Wyndham stockholders have made (Cash Elections or Stock Elections, as applicable) will be subject to proration (and the prorated amounts will be deemed to be Stock Elections or Cash Elections, as applicable) such that the cash payable in the Offer is equal to the Total Cash Payable in the Offer. See the section of this Exchange Offer titled “The Offer—Elections and Proration” for more information on the proration procedures.

The difference between $4.2 billion and the Total Cash Payable in the Offer is being reserved for payment in connection with the Second-Step Mergers. In addition, if payable, the Additional Consideration will be paid in cash or shares of Choice Common Stock at Choice’s election, regardless of the election made by Wyndham stockholders.

Reasons for the Offer (see page 73)

We are confident that the Proposed Combination represents a financially and strategically compelling, value-creating opportunity for Wyndham stockholders and Choice stockholders. Based on our discussions with significant Wyndham stockholders and Choice stockholders, we believe there is broad support for the Proposed Combination. Wyndham stockholders have routinely cited the persuasive industrial logic and appreciate the value that could be created by combining Choice and Wyndham, which Choice is convinced outweighs—and is incremental to—anything Wyndham could achieve on its own. We believe the Offer is the best available option for Wyndham stockholders to maximize the value of their investment. In fact, members of Wyndham’s own leadership have acknowledged the industrial logic of the Proposed Combination.

We believe the Offer is financially compelling to the Wyndham stockholders for the following reasons:

•

Attractive Valuation: Choice’s offer to Wyndham is comprised of $49.50 in cash and 0.324 shares of Choice Common Stock per share of Wyndham Common Stock, representing a value of $40.50 based on Choice’s trading price as of October 16, 2023, the day prior to Choice’s first public offer (the “Pre-Release Date”). As of the Pre-Release Date, the proposed offer price equates to a 30% premium to Wyndham’s closing share price of $69.10, and reflects a 14.9x multiple of Wyndham’s consensus 2023 adjusted EBITDA estimate, a forward multiple Wyndham has never achieved, absent COVID-19 disruptions.

•

Immediate Value Realization: The $49.50 per share cash component of the Standard Election Consideration provides Wyndham stockholders with an opportunity to realize significant immediate cash value for their shares.

•

Substantial Long-Term Value: The significant stock component of the Choice offer will provide Wyndham stockholders with a substantial ongoing equity interest in the combined company, allowing Wyndham stockholders to benefit from the resulting synergies and substantial long-term value creation opportunities of the combined company, a value proposition that would be difficult to achieve by either company on a standalone basis.

We believe the Offer is strategically compelling for the following reasons:

•	Franchisee Benefits: The combined company will be well-positioned to capitalize on Choice’s proven franchisee success system and provide franchisees with significant benefits and lower costs by:

•

driving more business to franchisees through lower-cost direct booking channels, resulting in lower customer acquisition commissions and fees, and lower hotel operating costs and technology-driven labor efficiencies, while continuing to control their own commercial and pricing strategy;

•	nearly doubling the resources available to spend on marketing up to approximately $1.2 billion, which expands customer reach and drives direct bookings to franchisees’ hotels;

•	establishing a larger rewards member base with potentially 168 million members that is on par and able to effectively compete with the top global programs in hospitality;

•	improving value of franchisees’ real estate assets by enhancing applicable cap rates and cash flows resulting from affiliation with the combined company;

•	allowing franchisees to scale properties and create far greater conversion and co-branding opportunities;

•	offering guests a broader portfolio of brands, no matter their stay occasions, within a single system; and

•

promoting increased investment and innovation in proprietary technology systems, processes, and training at the hotel and corporate level, driving incremental topline reservation delivery to hotel owners’ properties, while lowering the total cost of hotel operations returns for current Choice franchisees.

•

Significant Synergies: Choice believes there are approximately $150 million of annual cost-driven synergies, the majority of which could be achieved within 24 months following the Second-Step Mergers. Wyndham stockholders would stand to benefit from their share of over $2 billion of potential value creation from the realization of such synergies, based on applying Choice’s Pre-Release Adjusted EBITDA for the next twelve months trading multiple of approximately 13.8x to such synergies. Choice’s management has a robust track record of realizing cost savings and is therefore well-positioned to deliver synergies faster, more efficiently, and with a greater impact.

•

Deleveraging Opportunity: The combined company is expected to benefit from significant free cash flow growth, enabling accelerated deleveraging of its balance sheet following the Second-Step Mergers, while still being able to maintain continued investment in the business. Choice expects that at the time the Proposed Transaction closes, it will have a net debt to Adjusted EBITDA leverage ratio of approximately 5.25x, with a year one interest coverage ratio of approximately 3.0x, a long-term leverage target of approximately 3-4x and an expectation to return to its target leverage range within 24 months of the consummation of the Offer and Second-Step Mergers.

•

Enhanced Competitive Position: The combined company’s expected total revenue and annual Adjusted EBITDA for 2024 of approximately $3.1 billion and $1.4 billion, which includes run-rate cost synergies of approximately $150 million, respectively, being generated by potentially millions of unique guests annually and 168 million rewards members staying across a portfolio of 16,360 hotels and 1.43 million rooms, would increase its competitive position against larger industry players, which includes lodging peers (e.g., traditional hotel companies such as Marriott and Hilton), online distributors (e.g., Expedia and Booking Holdings, etc.) and alternative accommodation providers (e.g., Airbnb and VRBO, etc.). The combined company is also expected to create a leading platform to broaden its offerings in the expanding global lodging market, which was at $411 billion in 2022 and expected to reach $744 billion in 2028, approximately $25 billion in gross rooms revenue, 150 million plus annual check-ins, 300 million plus occupied rooms/nights, $411 billion global lodging and $133 billion US lodging total addressable market metrics. Choice also believes that the combined company is projected to grow rapidly at a rate of 7-10% on an annualized basis. The Choice Board believes this will allow the combined company to be strategically positioned to grow its share, increase efficiency, and allow for excess cash flow generation to fund continuous deleveraging and innovation. Customers of the combined company would benefit from having streamlined and integrated end-to-end solutions and services.

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Proven Leadership: A combination of the two companies will require strong, tested leadership to build a new culture and organizational structure, assimilate global systems and drive the expected growth. Through Choice’s acquisition of Radisson, completed on August 11, 2022, its brands expanded to include Radisson Blu®, Radisson RED®, Radisson®, Park Plaza®, Country Inn & Suites® by Radisson, Radisson Inn & SuitesSM, Park Inn by Radisson®, Radisson Individuals®, and Radisson Collection®, which are located across the United States, Canada, the Caribbean and Latin America. The successful Radisson acquisition, including the better-than-expected realization of revenue and cost-driven synergies resulting in such business growing from negative $12 million of Adjusted EBITDA in 2021 to an expected $80 million in 2024 is evidence of our management team’s ability to successfully integrate a meaningful acquisition. With Radisson franchisees already benefitting meaningfully from lower OTA commissions, increased guest traffic to direct and digital traffic, improvement in conversion rates and access to more corporate accounts, Choice’s management has demonstrated that it can integrate large hotel operations into its own and produce stockholder benefits across its brands.

See the section of this Exchange Offer titled “Reasons for the Offer” for more information.

Conditions to the Offer (see page 100)

The Offer is conditioned upon satisfaction, in the reasonable judgment of Choice, of the following conditions:

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Minimum Tender Condition — There shall have been validly tendered and not properly withdrawn prior to the expiration of the Offer, a number of shares of Wyndham Common Stock which, together with any other shares of Wyndham Common Stock that Choice (or its controlled affiliates, including Purchaser) then owns or has a right to acquire, is a majority of the total number of outstanding shares of Wyndham Common Stock on a fully diluted basis as of the date that we accept shares of Wyndham Common Stock for exchange pursuant to the Offer.

•

Anti-Takeover Devices Condition — The impediments to the consummation of the Offer and the Second-Step Mergers which the Wyndham Board can remove shall have been rendered inapplicable to the Offer and the Second-Step Mergers. The following shall have occurred:

•

the Wyndham Board shall have approved the Offer and the Second-Step Mergers under Section 203 of the DGCL, or Section 203 of the DGCL shall otherwise be inapplicable to the Offer and the Second-Step Mergers or Choice shall acquire in the Offer in excess of 85% of the shares of Wyndham Common Stock outstanding at the time the transaction commenced in accordance with Section 203 of the DGCL;

•	the Wyndham Board shall have taken steps to ensure that the Second-Step Mergers can be completed in the short-form manner permitted by Section 251(h) of the DGCL; and

•

any other impediments to the consummation of the Offer and Second-Step Mergers of which Choice is (on the date of this Exchange Offer) unaware and which the Wyndham Board can remove shall have been removed or otherwise rendered inapplicable to the Offer and the Second-Step Mergers.

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Choice Stockholder Approval Condition — Choice stockholders shall have approved (i) the issuance of Choice Common Stock contemplated in connection with the Offer and the First Merger, in accordance with the rules of the NYSE, on which the Choice Common Stock is listed and (ii) other matters ancillary to the Offer and the Second-Step Mergers. Choice expects to file a preliminary proxy statement with respect to a special meeting of Choice stockholders to obtain this approval prior to the Expiration Time of this Exchange Offer, and it is Choice’s intention to obtain this approval prior to Wyndham’s 2024 annual meeting of stockholders.

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Competition Laws Condition — The waiting period applicable to the Offer and the Second-Step Mergers under the HSR Act, shall have expired or been terminated (the “HSR Condition”). The waiting period (or extension thereof) applicable to the Offer and the Second-Step Mergers under any applicable antitrust laws and regulations, other than the HSR Act, shall have expired or been terminated, and any approvals or clearances, including those required by any international bodies, if applicable, and, in each case as determined by Choice to be required or advisable thereunder shall have been obtained on terms satisfactory to Choice (together with the HSR Condition, the “Competition Laws Condition”). On the date of this Exchange Offer, Choice filed the notification required for the consummation of the Proposed Combination by the HSR Act.

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Diligence Condition — Choice shall have been given access to Wyndham’s non-public information related to Wyndham’s business, assets, and liabilities to complete its confirmatory due diligence review and Choice shall have concluded, in its reasonable judgment, that there are no material adverse facts or developments concerning or affecting Wyndham’s business, assets and liabilities that have not been publicly disclosed prior to the commencement of the Offer that would result or be reasonably likely to result in a diminution in the value of shares of Wyndham Common Stock or the benefits expected to be derived by Choice as a result of the transactions contemplated by the Offer and the Second-Step Mergers (in either event, a “Diminution of Value”). The Diligence Condition is only a condition to the Offer due to the fact that Wyndham has refused to engage in meaningful discussions with respect to a negotiated transaction, and accordingly, Choice has had to rely solely on publicly available information.

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Financing Condition — Choice shall have obtained financing proceeds in amounts, together with its cash on hand, sufficient to consummate the Exchange Offer and the Second-Step Mergers and pay related fees and expenses.

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Stock Exchange Listing Condition — The Choice Common Stock issuable to Wyndham stockholders in connection with the Offer and the Second-Step Mergers shall have been approved for listing on the NYSE, subject to official notice of issuance.

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Registration Statement Condition — The registration statement of which this Exchange Offer is a part shall have become effective under the Securities Act of 1933, as amended (“Securities Act”). No stop order suspending the effectiveness of the registration statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC.

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No Injunction Condition — No court or other governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, statute or ordinance, common law, rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award or agency requirement (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Offer and the Second-Step Mergers.

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No Wyndham Material Adverse Effect Condition —Since December 31, 2022, there shall not have occurred any change, event, circumstance or development (“Circumstance”), that has had, or would reasonably be likely to have, a Wyndham Material Adverse Effect, as described in the section of this Offer titled “The Offer—Conditions to the Offer—No Wyndham Material Adverse Effect Condition.”

The Offer is also subject to additional conditions referred to in the section of this Exchange Offer titled “The Offer—Conditions to the Offer.”

Expiration of the Offer (see page 81)

The Offer is scheduled to expire at 5:00 p.m., New York City time, on March 8, 2024 unless extended by Choice. For more information, you should read the discussion below under the section of this Exchange Offer titled “The Offer—Extension, Termination and Amendment.”

Extension, Termination and Amendment (see page 82)

Subject to the applicable rules and regulations of the SEC and the terms and conditions of the Offer, Choice expressly reserves the right (but will not be obligated) (1) to extend, for any reason, the period of time during which the Offer is open; (2) to delay acceptance for exchange of, or the exchange of, shares of Wyndham Common Stock in order to comply in whole or in part with applicable law (any such delay shall be effected in compliance with Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (“Exchange Act”), which requires Choice to pay the consideration offered or to return shares of Wyndham Common Stock deposited by or on behalf of Wyndham stockholders promptly after the termination or withdrawal of the Offer); (3) to amend or terminate the Offer without accepting for exchange or exchanging any shares of Wyndham Common Stock under circumstances where any of the conditions referred to in the section of this Exchange Offer titled “The Offer—Conditions to the Offer” have not been satisfied or if Choice or any of its affiliates enters into a definitive agreement or announces an agreement in principle with Wyndham providing for a merger or other business combination or transaction with or involving Wyndham or any of its subsidiaries, or the purchase or exchange of securities or assets of Wyndham or any of its subsidiaries, or Choice and Wyndham reach any other agreement or understanding, in either case, pursuant to which it is agreed or provided that the Offer will be terminated; and (4) to amend the Offer or to waive any conditions to the Offer at any time, except for the Competition Laws Condition, the Registration Statement Condition, the Choice Stockholder Approval Condition and the Stock Exchange Listing Condition, in each case by giving oral or written notice of such delay, termination, waiver or amendment to the Exchange Agent and by making public announcement thereof. Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by a public announcement thereof.

No subsequent offering period will be available after the Offer.

Exchange of Shares of Wyndham Common Stock; Delivery of Choice Common Stock (see page 83)

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Choice will accept for exchange promptly after the Expiration Time all shares of Wyndham Common Stock validly tendered and not properly withdrawn. For more information, see the section of this Exchange Offer titled “The Offer—Exchange of Shares of Wyndham Common Stock; Delivery of Choice Common Stock.”

Procedure for Tendering Shares (see page 84)

The procedure for tendering shares of Wyndham Common Stock varies depending on whether you possess physical certificates, a nominee holds your certificates for you, or you or a nominee holds your shares of Wyndham Common Stock in book-entry form. See the section of this Exchange Offer titled “The Offer—Procedure for Tendering,” as well as the transmittal materials, including the letter of election and transmittal, for a discussion of the procedure for tendering your shares.

Withdrawal Rights (see page 88)

You can withdraw tendered shares of Wyndham Common Stock at any time prior to the Expiration Time and, if Choice has not accepted your shares of Wyndham Common Stock for exchange, at any time following 60 Business Days from commencement of the Offer. See the section of this Exchange Offer titled “The Offer—Withdrawal Rights.” Withdrawn shares of Wyndham Common Stock may be re-tendered at any time prior to the Expiration Time by following one of the procedures described in the section of this Exchange Offer titled “The Offer—Procedure for Tendering.”

Material U.S. Federal Income Tax Consequences (see page 89)

Provided that following the completion of the Offer and the Second-Step Mergers the value of the Choice shares constitutes at least 40% of the total value of the consideration (including any Additional Consideration) received by Wyndham stockholders, the Offer and the Second-Step Mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. A U.S. holder (as defined under “Material U.S. Federal Income Tax Consequences”) of shares of Wyndham Common Stock that receives a combination of shares of Choice Common Stock and cash (other than cash received in lieu of fractional shares of Choice Common Stock) in exchange for shares of Wyndham Common Stock pursuant to the Offer and/or the First Merger generally will recognize gain (but not loss) for U.S. federal income tax purposes in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of Choice Common Stock and cash received by the U.S. holder exceeds such U.S. holder’s adjusted tax basis in its shares of Wyndham Common Stock surrendered and (ii) the amount of cash received by such U.S. holder. A U.S. holder of shares of Wyndham Common Stock that receives solely Choice Common Stock (other than cash received in lieu of fractional shares of Choice Common Stock) in exchange for shares of Wyndham Common Stock pursuant to the Offer and/or the First Merger generally will not recognize any gain or loss for U.S. federal income tax purposes as a result of such exchange. A U.S. holder of shares of Wyndham Common Stock that receives solely cash in exchange for shares of Wyndham Common Stock pursuant to the Offer and/or the First Merger generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the cash received by the U.S. holder and such U.S. holder’s adjusted tax basis in its shares of Wyndham Common Stock surrendered. For this purpose, any Additional Consideration should be treated as additional consideration received by a U.S. holder in exchange for its Wyndham Common Stock.

Each Wyndham stockholder should read the discussion under “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax consequences of the Offer and the Second-Step Mergers. Tax matters can be complicated, and the tax consequences of the Offer and the Second-Step Mergers to a particular Wyndham stockholder will depend on such stockholder’s particular facts and circumstances. Wyndham stockholders should consult their own tax advisors to determine the specific consequences to them of exchanging their shares of Wyndham Common Stock for the transaction consideration pursuant to the Offer or the Second-Step Mergers.

Ownership of Choice After the Offer (see page 93)

Choice estimates that, upon consummation of the Offer and the Second-Step Mergers, former Wyndham stockholders will own, in the aggregate, approximately 35% of Choice Common Stock on a diluted basis. For a more detailed discussion of the assumptions on which this estimate is based, see the section of this Exchange Offer titled “The Offer—Ownership of Choice After the Offer.”

Appraisal/Dissenters’ Rights (see page 96)

Wyndham stockholders do not have dissenters’ or appraisal rights in connection with the Offer. However, upon consummation of the First Merger, which Choice expects to be consummated promptly after consummation of the Offer without a vote of Wyndham stockholders, Wyndham stockholders who have not tendered their shares of Wyndham Common Stock in the Offer and who have perfected their dissenters’ or appraisal rights will have rights under Delaware law to dissent from the First Merger and demand appraisal of their shares of Wyndham Common Stock. Stockholders who perfect dissenters’ rights by complying with the procedures set forth in Section 262 of the DGCL will be entitled to receive a cash payment equal to the “fair value” of their shares of Wyndham Common Stock, as determined by a Delaware court. See the section of this Exchange Offer titled “The Offer—Appraisal/Dissenters’ Rights.”

Regulatory Approvals (see page 111)

In addition to the approvals and clearances described in the Competition Laws Condition, the Offer and the Second-Step Mergers may also be subject to review by government authorities and other regulatory agencies, including in jurisdictions outside the United States. Choice intends to file promptly all notifications that it determines are necessary or advisable under the applicable laws, rules and regulations of the respective identified authorities, agencies and jurisdictions for the consummation of the Offer and/or the Second-Step Mergers and to file all post-completion notifications that it determines are necessary or advisable as soon as possible after completion has taken place.

Accounting Treatment (see page 115)

The Proposed Combination with Wyndham would be accounted for under the acquisition method of accounting under U.S. generally accepted accounting principles, with Choice being the accounting acquirer, which means that Wyndham’s results of operations will be included with Choice’s results of operations from the date of completion of the Offer and the Second-Step Mergers and its consolidated assets and liabilities will be recorded at their fair values at the same date.

Comparison of Holders’ Rights (see page 126)

Wyndham stockholders who validly tender their shares in the Offer and do not withdraw such shares (other than Wyndham stockholders who receive only the Cash Election Consideration and cash in respect of any Additional Consideration that may be payable) will receive shares of Choice Common Stock following consummation of the Offer. While Choice and Wyndham are both Delaware corporations, there are a number of differences between the rights of a Wyndham stockholder and the rights of a Choice stockholder provided for under either company’s certificate of incorporation and/or bylaws. See the discussion in the section of this Exchange Offer titled “Comparison of Holders’ Rights.”

Risk Factors (see page 28)

In addition to the risks relating to each of Wyndham’s and Choice’s businesses, the Offer and the Second-Step Mergers are, and the combined company will be, subject to several risks which you should carefully consider prior to participating in the Offer.

Principal Risks Relating to the Offer and the Second-Step Mergers, and the Combined Company (see page 33)

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Because the market price of Choice Common Stock will fluctuate, you cannot be sure of the value of Choice Common Stock you may receive in the Offer, and you may not receive all consideration in the form you elected;

•	The Offer is subject to a variety of conditions that Choice cannot control;

•	Choice has not negotiated the price or terms of the Offer or Second-Step Mergers with Wyndham; and

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Because Wyndham’s independent registered public accounting firm has not permitted the use of its reports in Choice’s registration statement of which this Exchange Offer forms a part, you may be unable to assert a claim against such firm under Section 11 of the Securities Act.

In addition, in the event the Offer and the Second-Step Mergers are completed, you will continue to be subject to the following risks as a stockholder in the combined company:

•	Wyndham and Choice may not successfully integrate, which may have a material adverse effect on Choice’s financial condition and results of operations;

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The Offer could trigger certain provisions contained in Wyndham’s equity plan or award agreements and certain employee benefit plans or agreements that could require Choice to vest outstanding equity awards, make change of control or severance payments or accelerate vesting and payment of certain deferred compensation amounts;

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Choice will incur a substantial amount of indebtedness to acquire the shares of Wyndham Common Stock pursuant to the Offer and the Second-Step Mergers and its failure to meet its debt service obligations, including a failure to comply with the restrictive covenants contained in the related agreements, could have a material adverse effect on its financial condition and results of operations;

•

The consummation of the Offer and the Second-Step Mergers may result in ratings organizations and/or securities analysts taking actions which may adversely affect the combined company’s financial condition and operating results;

•	Future results of Choice may differ materially from the unaudited pro forma condensed combined financial statements of Choice and Wyndham presented in this Exchange Offer; and

•	The trading price of Choice Common Stock may be affected by factors different from those affecting the price of Wyndham Common Stock.

In addition to the above risks, in deciding whether to tender your shares of Wyndham Common Stock for exchange pursuant to the Offer, you should read and consider all of the risk factors discussed or referenced in the section of this Exchange Offer titled “Risk Factors.”

RISK FACTORS

In deciding whether to tender your shares of Wyndham Common Stock for exchange pursuant to the Offer, Wyndham stockholders should read carefully this Exchange Offer, all documents incorporated by reference into this Exchange Offer and all other documents to which this Exchange Offer refers. In addition to the risk factors set forth below, Wyndham stockholders should read and consider all of the other risk factors specific to the respective Choice and Wyndham businesses that will also affect Choice after consummation of the Offer and the Second-Step Mergers, described in Part I, Item 1A of Choice’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 1, 2023 (“Choice 10-K”) and Wyndham’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on February 16, 2023 (“Wyndham 10-K”), and other documents that have been filed with the SEC and which are incorporated by reference into this Exchange Offer. If any of the risks described below or in the reports incorporated by reference into this Exchange Offer actually occur, the respective businesses, financial results, financial conditions, operating results or share prices of Choice or Wyndham could be materially adversely affected. Wyndham stockholders should also carefully consider the following factors:

Risk Factors Relating to the Offer and the Second-Step Mergers

Because the market price of Choice Common Stock that Wyndham stockholders may receive in the Offer will fluctuate, Wyndham stockholders cannot be sure of the value of Choice Common Stock they may receive.

Upon consummation of the Offer, each share of Wyndham Common Stock tendered and accepted for exchange by Choice pursuant to the Offer will be converted into the right to receive consideration consisting of, at the election of each Wyndham stockholder, (1) the Standard Election Consideration, (2) the Cash Election Consideration or (3) the Stock Election Consideration, subject, in each case, to the election and proration procedures described in this Offer and the Additional Consideration, if any. The market value of the consideration Wyndham stockholders will receive in the Offer (if they receive Choice Common Stock) will be based in whole or in part on the value of Choice Common Stock at the time the consideration in the Offer is received. If the price of Choice Common Stock declines, Wyndham stockholders could receive less value for their shares of Wyndham Common Stock upon the consummation of the Offer than the value calculated on the date the first public offer was announced, as of the date of the filing of this Exchange Offer or as of the date such Wyndham stockholder made its election and tendered shares into the Offer. Stock price changes may result from a variety of factors, many of which are beyond the companies’ control, including general market and economic conditions, changes in business prospects, catastrophic events, both natural and man-made, and regulatory considerations. In addition, the ongoing businesses of Choice and Wyndham may be adversely affected by actions taken by Choice or Wyndham in connection with the Offer, including payment by the companies of certain expenses relating to the Offer, including certain legal, accounting, financing and financial and other advisory fees.

Because the Offer and the Second-Step Mergers will not be completed until certain conditions have been satisfied or, where relevant, waived (see the section of this Exchange Offer titled “The Offer—Conditions to the Offer”), a significant period of time is likely to pass between the commencement of the Offer and the time the Purchaser accepts shares of Wyndham Common Stock for exchange. Therefore, at the time when you tender your shares of Wyndham Common Stock pursuant to the Offer, you will not know the exact market value of Choice Common Stock that you may receive if Purchaser accepts such shares of Wyndham Common Stock for exchange. However, tendered shares of Wyndham Common Stock may be withdrawn at any time prior to the Expiration Time of the Offer and, unless we have already accepted the tendered shares for exchange, at any time following 60 Business Days from commencement of the Offer. See the section of this Exchange Offer titled “The Offer—Withdrawal Rights.”

Wyndham stockholders are urged to obtain current market quotations for Wyndham Common Stock and Choice Common Stock (and to consider the equivalent market value of each election based on current market quotations for shares of Choice Common Stock) when they consider whether to tender, or withdraw, their shares of Wyndham Common Stock pursuant to the Offer. See the section of this Exchange Offer titled “Comparative Per Share Market Price and Dividend Information” for the historical high and low closing prices of Choice Common Stock and Wyndham Common Stock, as well as cash dividends per share of Wyndham Common Stock for each quarter of the period 2021 through December 11, 2023.

Choice must obtain governmental and regulatory approvals to consummate the Offer, which, if delayed or not granted, may delay, jeopardize or prohibit the Offer and the Second-Step Mergers.

The Offer is conditioned on the waiting period (or any extension thereof) applicable to the Offer and the Second-Step Mergers under the HSR Act and any other applicable antitrust laws and regulations having expired or been terminated, and any approvals or clearances, including those required by any international bodies, if applicable, and, in each case as determined by Choice to be required or advisable thereunder having been obtained. If Choice does not receive these approvals, then Choice will not be obligated to accept shares of Wyndham Common Stock for exchange in the Offer. On the date of this Exchange Offer, Choice filed the notification required for the consummation of the Proposed Combination by the HSR Act. While Choice believes the proposed transaction will receive necessary clearance under the HSR Act, Choice understands based on pre-filing communications with the FTC that the Proposed Combination will be subject to an investigation by the FTC.

The governmental and regulatory agencies from which Choice will seek these approvals have broad discretion in administering the applicable governing regulations. As a condition to their approval of the transactions contemplated by this Exchange Offer, those agencies may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of the combined company’s business and Choice has committed to take any action requested to be taken by such regulators so long as such action would not have a material adverse effect on the Combined Company. These requirements, limitations, costs, divestitures or restrictions could jeopardize or delay the consummation of the exchange offer or may reduce the anticipated benefits of the Proposed Combination contemplated by the exchange offer. Although Choice believes that it will obtain all necessary approvals, no assurance can be given that the required approvals will be obtained or that the required conditions to the Offer will be satisfied, and, if all required approvals are obtained and the conditions to the consummation of the Offer are satisfied, no assurance can be given as to the terms, conditions and timing of the approvals. If Choice agrees to any material requirements, limitations, costs, divestitures or restrictions in order to obtain any consents or approvals required to consummate this Exchange Offer, these requirements, limitations, additional costs or restrictions could adversely affect Choice’s ability to integrate the operations of Choice and Wyndham or reduce the anticipated benefits of the Proposed Combination contemplated by the Exchange Offer and the Second-Step Mergers. This could have a material adverse effect on the business, financial condition and results of operations of the combined company and the market value of Choice Common Stock after the acquisition. In addition, a third party could attempt to intervene in any governmental or regulatory filings to be made by Choice or otherwise object to the granting to Choice of any such governmental or regulatory authorizations, consents, orders or approvals, which may cause a delay in obtaining, or the imposition of material requirements, limitations, costs, divestitures or restrictions on, or the failure to obtain, any such authorizations, consents, orders or approvals. See the section of this Exchange Offer titled “The Offer—Conditions to the Offer” for a discussion of the conditions to the Offer and the sections of this Exchange Offer titled “The Offer—Certain Legal Matters” and “The Offer—Regulatory Approvals” for a description of the regulatory approvals necessary in connection with the Offer and the Second-Step Mergers.

Tendering Wyndham stockholders may not receive all consideration in the form elected.

Elections that tendering Wyndham stockholders make (Cash Elections or Stock Elections, as applicable) will be subject to proration (and the prorated amounts will be deemed to be Stock Elections or Cash Elections, as applicable). Accordingly, some of the consideration a tendering Wyndham stockholder receives in the Offer may differ from the type of consideration the holder selected and that difference may be significant. In addition, if payable, the Additional Consideration will be paid in cash or shares of Choice Common Stock at Choice’s election, regardless of the election made by Wyndham stockholders. Discussions of the proration mechanism and Additional Consideration can be found in the section of this Exchange Offer titled “The Offer—Elections and Proration” and “The Offer—Elections and Proration — Additional Consideration,” respectively.

The stock prices of Choice and Wyndham may be adversely affected if the Offer and the Second-Step Mergers are not completed.

If the Offer and the Second-Step Mergers are not completed, the prices of Choice Common Stock and Wyndham Common Stock may decline to the extent that the current market prices of Choice Common Stock and Wyndham Common Stock reflect a market assumption that the Offer and the Second-Step Mergers will be completed.

The receipt of shares of Choice Common Stock in the Offer and/or the First Merger may be taxable to Wyndham stockholders.

Provided that following the completion of the Offer and the Second-Step Mergers the value of the Choice shares constitutes at least 40% of the total value of the consideration (including any Additional Consideration) received by Wyndham stockholders, it is intended that the Offer and the Second-Step Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, if Choice elects to pay the Additional Consideration in cash in an amount sufficient to cause the stock component of the Offer Consideration to constitute less than 40% of the aggregate fair market value of the Offer Consideration, if the Offer and the Second-Step Mergers are not treated as component parts of an integrated transaction for U.S. federal income tax purposes, if the Second-Step Mergers are not completed or if the transaction otherwise fails to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the exchange of Wyndham Common Stock for shares of Choice Common Stock in the Offer and/or the First Merger will be taxable to such Wyndham stockholders for U.S. federal income tax purposes. In such event, a Wyndham stockholder would generally recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of the fair market value of the Choice Common Stock and/or cash it receives pursuant to the Offer and/or the First Merger and (ii) such holder’s adjusted tax basis in its shares of Wyndham Common Stock exchanged in the Offer and/or First Merger. For this purpose, any Additional Consideration should be treated as additional consideration received by a U.S. holder in exchange for its Wyndham Common Stock.

Wyndham stockholders should consult their own tax advisors to determine the specific tax consequences to them of the Offer and the Second-Step Mergers, including any federal, state, local, foreign or other tax consequences, and any tax return filing or other reporting requirements, and should read the discussion under “Material U.S. Federal Income Tax Consequences.”

The Offer is subject to other conditions that Choice does not control.

The Offer is subject to other conditions, including the Minimum Tender Condition, the Anti-Takeover Devices Condition, the Registration Statement Condition, the Competition Laws Condition, the Diligence Condition, the Financing Condition, the Choice Stockholder Approval Condition, the Stock Exchange Listing Condition and the No Wyndham Material Adverse Effect Condition. No assurance can be given that all of the conditions to the Offer will be satisfied, including, but not limited to, the ability to obtain the necessary financing, or, if they are, as to the timing of such satisfaction. In addition, Wyndham and the Wyndham Board may seek to take actions and put in place obstacles that will delay, or frustrate, the satisfaction of one or more conditions, such as, but not limited to, adopting a “poison pill.” If the conditions to the Offer are not satisfied, then Choice may allow the Offer to expire, or could amend or extend the Offer. See the section of this Exchange Offer titled “The Offer—Conditions to the Offer” for a discussion of the conditions to the Offer.

Uncertainties associated with the Offer and the Second-Step Mergers may affect the future business and operations of Choice and/or Wyndham.

Uncertainty about the effect of the Offer and the Second-Step Mergers on franchisees, associates, development partners, employees and others may have an adverse effect on Choice and/or Wyndham and consequently on the combined company following the Second-Step Mergers. These uncertainties may impair the ability to attract, retain and engage current and prospective franchisees and motivate key personnel during the pendency, and following the consummation, of the Offer and/or the Second-Step Mergers, and could cause franchisees, development partners, associates and others that deal with Choice and/or Wyndham to defer entering into contracts, including franchisee agreements, with Choice and/or Wyndham or making other decisions concerning Wyndham or seek to change existing business relationships with Wyndham. If key employees of Wyndham depart because of uncertainty about their future roles, Wyndham’s business and, as a result, the combined company’s business following the Offer and the Second-Step Mergers could be harmed. While the Offer and the Second-Step Mergers are pending, Wyndham may not be able to hire replacements for departed key employees to the same extent that they have been able to in the past.

The offer may adversely affect the liquidity and value of non-tendered shares of Wyndham Common Stock.

In the event that not all of the shares of Wyndham Common Stock are tendered in the Offer and we accept for exchange those shares tendered in the Offer, the number of stockholders and the number of shares of Wyndham Common Stock held by individual holders will be greatly reduced. As a result, Choice’s acceptance of shares for exchange in the Offer could adversely affect the liquidity and could also adversely affect the market value of the remaining shares of Wyndham Common Stock held by the public. Subject to the rules of the NYSE, Choice may also seek to cause Wyndham to delist the shares of Wyndham Common Stock on the NYSE. As a result of such delisting, shares of Wyndham Common Stock not tendered pursuant to the Offer may become illiquid and may be of reduced value. See the section of this Exchange Offer titled “The Offer—Plans for Wyndham.”

Choice has not negotiated the price or terms of the Offer or Second-Step Mergers with Wyndham.

In evaluating the Offer, you should be aware that Choice has not negotiated the price or terms of the Offer or the Second-Step Mergers with Wyndham, and neither Wyndham nor the Wyndham Board has approved the Offer or the Second-Step Mergers. Choice intends, promptly after consummation of the Offer, to cause Purchaser to merge with and into Wyndham with Wyndham as the surviving corporation, immediately following which Wyndham will merge with and into NewCo with NewCo as the surviving corporation, after which Wyndham would be a direct or indirect, wholly owned subsidiary of Choice. Choice made numerous attempts to engage the Wyndham Board, making three private proposals between April and September 2023, increasing its proposed purchase price each time. As the Wyndham Board rejected each private proposal and refused to engage in meaningful discussions, Choice announced its offer to acquire Wyndham publicly on October 17, 2023. Following Wyndham’s public rejection of that proposal, Choice made a fourth proposal privately to Wyndham on November 14, 2023, reaffirming the economic and other terms of the prior proposal. Choice also offered a mutual non-disclosure agreement to allow the parties to conduct confirmatory due diligence. On November 21, 2023, Wyndham publicly rejected the proposed terms of Choice’s offer made November 14, 2023.

As a result of filing this Registration Statement, Wyndham is now required under the rules and regulations of the SEC to issue a statement as to whether it recommends acceptance or rejection of the Offer, that it expresses no opinion and remains neutral toward the Offer or that it is unable to take a position with respect to the Offer, and to file with the SEC a solicitation/recommendation statement on Schedule 14D-9 describing its position, if any, and certain related information, no later than ten Business Days from the date this Exchange Offer is first published, sent or given to stockholders. Choice recommends that you review this Schedule 14D-9 when it becomes available.

You may be unable to assert a claim against Wyndham’s independent registered public accounting firm under Section 11 of the Securities Act.

Section 11(a) of the Securities Act provides that if part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or omits a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may assert a claim against, among others, any accountant or expert who has consented to be named as having certified any part of the registration statement or as having prepared any report for use in connection with the registration statement. Although audit reports were issued on Wyndham’s historical financial statements and are included in Wyndham’s filings with the SEC, Wyndham’s independent registered public accounting firm has not permitted the use of its reports in Choice’s registration statement of which this Exchange Offer forms a part. Choice is requesting but has not, as of the date hereof, received the consent of such independent registered public accounting firm. If Choice does not receive this consent, Choice plans to request dispensation pursuant to Rule 437 under the Securities Act from this requirement. If Choice receives the consent of Wyndham’s independent registered public accounting firm, Choice will promptly file it as an exhibit to Choice’s registration statement of which this Exchange Offer forms a part. Accordingly, if Choice is unable to obtain the consent of Wyndham’s independent registered public accounting firm, you may not be able to assert a claim against Wyndham’s independent registered public accounting firm under Section 11 of the Securities Act.

Risk Factors Relating to Wyndham’s Business.

You should read and consider the risk factors specific to Wyndham’s business that will also affect Choice after the consummation of the Offer and the Second-Step Mergers, described in Part I, Item 1A of the Wyndham 10-K, and other documents that have been filed by Wyndham with the SEC and which are incorporated by reference into this Exchange Offer.

Risk Factors Relating to Choice’s Business.

You should read and consider the other risk factors specific to Choice’s business that also will affect Choice after the consummation of the Offer and the Second-Step Mergers, described in Part I, Item 1A of the Choice 10-K, and other documents that have been filed by Choice with the SEC and which are incorporated by reference into this Exchange Offer.

Risk Factors Relating to Choice Following the Offer and the Second-Step Mergers

Wyndham and Choice may not successfully integrate.

If Choice consummates the Offer and the Second-Step Mergers, achieving the anticipated benefits of the Proposed Combination with Wyndham will depend in part upon whether the two companies integrate their businesses in an effective and efficient manner. The companies may not be able to accomplish this integration process successfully, including as a result of actions that Wyndham may continue to take to frustrate the Offer. The integration of any business may be complex and time-consuming. The difficulties that could be encountered include the following:

•	integration of personnel, internal systems, technology, programs, and controls;

•	application of different accounting policies, assumptions, or judgments to Wyndham’s operational results than Wyndham applied in the past;

•	changes in laws and regulations that may impact our or Wyndham’s business, financial condition, results of operations, or growth prospects;

•	potential unknown liabilities and unforeseen increased expenses, delays, or regulatory conditions associated with the acquisition;

•	coordinating the geographically dispersed organizations;

•	distraction of management and employees from operations;

•	the loss of franchisees, sales and other commercial relationships;

•	failure to retain key employees who may be difficult to replace;

•	maintaining business relationships; and

•	other complexities associated with the integration of the operations of the combined company.

Choice may not realize the financial benefits expected following the consummation of the Proposed Combination.

As Choice has not been given access to Wyndham’s non-public information related to Wyndham’s business, assets, and liabilities, Choice may be unaware of significant issues with respect to the business of Wyndham that, following the consummation of the Proposed Combination, may prevent the realization of the financial benefits expected in connection therewith.

An inability to realize the full extent of the anticipated benefits of the Proposed Combination with Wyndham, including the approximately $150 million in estimated cost-driven synergies, as well as any delays encountered in the integration process and realizing such benefits, could have an adverse effect upon the revenues, level of expenses and operating results of Choice, which may affect adversely the value of Choice Common Stock after the consummation of the Offer and the Second-Step Mergers.

There will also be integration costs and non-recurring transaction costs (such as fees paid to legal, financial, accounting and other advisors and other fees paid in connection with the Offer and the Second-Step Mergers, including financing fees) associated with the Proposed Combination with Wyndham, combining the operations of Choice and Wyndham and achieving the synergies we expect to obtain, and such costs are expected to be significant.

Choice has only conducted a review of Wyndham’s publicly available information and has not had access to Wyndham’s non-public information. Therefore, Choice may not be able to retain certain agreements and may be subject to liabilities of Wyndham unknown to Choice, which may have a material adverse effect on Choice’s profitability, financial condition and results of operations and which may result in a decline in the market value of Choice Common Stock.

To date, Choice has only conducted a due diligence review of Wyndham’s publicly available information. As a result, after the consummation of the Offer and the Second-Step Mergers, Choice may be subject to liabilities of Wyndham unknown to Choice or Wyndham, which may have a material adverse effect on the business, financial condition and results of operations of the combined company and the market value of Choice Common Stock after the consummation of the Offer and the Second-Step Mergers.

The consummation of the Offer or the Second-Step Mergers may constitute a breach or default, or an event that, with or without notice or lapse of time or both, would constitute a breach or default, or result in the acceleration or other change of any right or obligation (including, without limitation, any payment obligation) or termination of an agreement under agreements of Wyndham that are not publicly available. If this happens, Choice may have liabilities relating to the breach or default and may have to seek to replace that agreement with a new agreement. Choice cannot provide assurance that it will be able to replace a terminated agreement on comparable terms or at all. Depending on the importance of a terminated agreement to Wyndham’s business, failure to replace that agreement on similar terms or at all may increase the costs to Choice of operating Wyndham’s business or prevent Choice from operating part or all of Wyndham’s business. In addition, Wyndham may be committed to arrangements or agreements of which Choice is not aware.

Based upon a review of Wyndham’s public filings with the SEC, pursuant to the Credit Agreement dated as of May 30, 2018, as amended on each of April 30, 2020, August 10, 2020, April 8, 2022 and May 25, 2023 (the “Credit Agreement”), the Offer and the Second-Step Mergers could result in an event of default under the Credit Agreement, thereby permitting the lenders thereunder to terminate their commitments and declare any outstanding principal and accrued interest amounts immediately due and payable. Wyndham could also seek a waiver of any such event of default, which would require the approval of the lenders under the Credit Agreement. As of September 30, 2023, Wyndham’s outstanding long-term debt obligations totaled approximately $2.136 billion, inclusive of certain term loans and the revolving credit facility provided for under the Credit Agreement, as well as approximately $500 million outstanding principal amount of Wyndham’s 4.375% senior unsecured notes due August 2028 (“Notes”). The Notes are governed by that certain Fifth Supplemental Indenture, dated as of August 13, 2020 (“Supplemental Indenture”). In accordance with the provisions of the Supplemental Indenture, in the event that the consummation of the Offer constitutes a change of control under the Supplemental Indenture and such change of control is accompanied by a downgrade of the Notes by each of Moody’s and S&P’s rating of the Notes within a specified period, (i.e., starting from the earlier of (i) date of the first public announcement of the consummation of the Offer and (ii) the occurrence thereof, until 60 days following the consummation of the Offer), such that the rating of the Notes on any day during such period is below the lower of the rating (i) immediately before the public announcement; and (ii) the date on which the Notes were originally issued under the Supplemental Indenture, the holders of the Notes would have the right to cause Wyndham to repurchase all or any part of the outstanding Notes. Choice may not be able to obtain sufficient capital to repurchase or refinance the Notes in these circumstances. For a further discussion of the risks relating to Choice’s indebtedness, see “—Choice expects to incur a substantial amount of indebtedness to acquire the shares of Wyndham Common Stock pursuant to the Offer and the Second-Step Mergers and, as a result, will increase its outstanding indebtedness. Choice’s failure to meet its debt service obligations, including a failure to comply with the restrictive covenants contained in the related agreements, could have a material adverse effect on its business, financial condition and results of operations” and “—The consummation of the Offer and the Second-Step Mergers may result in ratings organizations and/or securities analysts taking actions which may adversely affect the combined companies’ business, financial condition and operating results, as well as the market price of Choice Common Stock.”

In respect of all information relating to Wyndham presented in, incorporated by reference into or omitted from, this Exchange Offer, Choice has relied upon publicly available information, including information publicly filed by Wyndham with the SEC. Although Choice has no knowledge that would indicate that any statements contained herein regarding Wyndham’s condition, including its financial or operating condition (based upon such publicly filed reports and documents) are inaccurate, incomplete or untrue, Choice was not involved in the preparation of such information and statements. For example, Choice has made adjustments and assumptions in preparing the pro forma financial information presented in this Exchange Offer that have necessarily involved Choice’s estimates with respect to Wyndham’s financial information that, given the lack of information received, could be materially different than currently presented. See the section of this Exchange Offer titled “Unaudited Pro Forma Condensed Combined Financial Statements.” Any financial, operating or other information regarding Wyndham that may be detrimental to Choice following the consummation of the Offer and the Second-Step Mergers that has not been publicly disclosed by Wyndham, or errors in Choice’s estimates due to the lack of cooperation and information from Wyndham, may have a material adverse effect on the business, financial condition and results of operations of the combined company and the market value of Choice Common Stock after the consummation of the Offer and the Second-Step Mergers.

In the alternative, if Choice has not been given access to Wyndham’s non-public information related to Wyndham’s business, assets, and liabilities to complete its confirmatory due diligence review, Choice may elect not to consummate the Offer in accordance with the terms described herein. For more information on the conditions to the Offer, including the Diligence Condition, see the section of this Exchange Offer titled “The Offer—Conditions to the Offer.”

Choice expects to incur a substantial amount of indebtedness to acquire the shares of Wyndham Common Stock pursuant to the Offer and the Second-Step Mergers and, as a result, will increase its outstanding indebtedness. Choice’s failure to meet its debt service obligations, including a failure to comply with the restrictive covenants contained in the related agreements, could have a material adverse effect on its business, financial condition and results of operations.

Choice anticipates that it will need to borrow approximately $6.0 billion to complete the Offer and the Second-Step Mergers.

Choice’s increased indebtedness following consummation of the Offer and the Second-Step Mergers could adversely affect Choice’s operations and liquidity. Choice’s anticipated level of indebtedness could, among other things:

•

make it more difficult for Choice to pay or refinance its debts as they become due during adverse economic and industry conditions because Choice may not have sufficient cash flows to make its scheduled debt payments;

•

cause Choice to use a larger portion of its cash flow to fund interest and principal payments, reducing the availability of cash to fund working capital, capital expenditures, research and development and other business activities;

•	cause Choice to be less able to take advantage of significant business opportunities, such as acquisition opportunities, and to react to changes in market or industry conditions;

•	cause Choice to be more vulnerable to general adverse economic and industry conditions;

•	cause Choice to be disadvantaged compared to competitors with less leverage;

•	result in a downgrade in the credit rating of Choice or any indebtedness of Choice or its subsidiaries, which is likely to increase the cost of further borrowings; and

•	limit Choice’s ability to borrow additional monies in the future to fund working capital, capital expenditures, research and development and other general corporate purposes.

In addition, the terms of Choice’s indebtedness following the consummation of the Offer are expected to restrict certain actions by Choice and its subsidiaries, including financial, affirmative and negative covenants, including limitations on the ability to incur indebtedness, create liens, and merge, amalgamate and consolidate with other companies, in each case, subject to exceptions and baskets to be mutually agreed upon by Choice and the parties thereto, the exact terms of which are to be negotiated prior to consummation of the Offer.

Choice also may incur additional long-term debt and working capital lines of credit to meet future financing needs, subject to certain restrictions under its existing debt, which would increase its total indebtedness. Although the terms of Choice’s existing credit agreements and of the indentures governing Choice’s existing debt (collectively, the “Existing Debt Documents”) contain restrictions on the incurrence of additional debt, including secured debt, these restrictions are subject to a number of important exceptions and debt incurred in compliance with these restrictions could be substantial. In addition, if the restrictions in the Existing Debt Documents limit Choice’s ability to incur additional indebtedness necessary to finance the acquisition of Wyndham, or if the incurrence of such additional indebtedness would lead to a breach of, or default under, the Existing Debt Documents, Choice may be required to seek an amendment or waiver with respect to certain provisions of the Existing Debt Documents, and there can be no assurance that Choice will be able to obtain such amendment or waiver. If Choice and its restricted subsidiaries incur significant additional debt, the related risks that Choice faces could intensify.

Choice cannot guarantee that the combined company will be able to generate sufficient cash flow to make all of the principal and interest payments under its indebtedness following the consummation of the Offer and the Second-Step Mergers when such payments are due or that it will be able, if necessary, to refinance such indebtedness.

All of our debt obligations, and any future indebtedness we may incur, will have priority over our common stock with respect to payment in the event of a liquidation, dissolution or winding up.

In any liquidation, dissolution or winding up of Choice, the Choice Common Stock would rank below all debt claims against Choice. In addition, any convertible or exchangeable securities or other equity securities that we may issue in the future may have rights, preferences and privileges more favorable than those of Choice Common Stock. As a result, holders of Choice Common Stock will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after our obligations to our debt holders and holders of equity securities that rank senior to the Choice Common Stock have been satisfied.

The consummation of the Offer and the Second-Step Mergers may result in ratings organizations and/or securities analysts taking actions which may adversely affect the combined companies’ business, financial condition and operating results, as well as the market price of Choice Common Stock.

Choice’s current corporate credit rating is BBB- for Standard and Poor’s and Baa3 for Moody’s. In connection with the consummation of the Offer and/or the Second-Step Mergers, one or both of these ratings agencies may reevaluate Choice’s ratings. A downgrade may increase Choice’s cost of borrowing, may negatively impact Choice’s ability to raise additional debt capital, may negatively impact Choice’s ability to successfully compete in the marketplace and may negatively impact the willingness of counterparties to deal with Choice, each of which could have a material adverse effect on the business, financial condition and results of operations of the combined company and the market value of Choice Common Stock.

In addition, the trading market for shares of Choice Common Stock depends in part on the research and reports that third-party securities analysts publish about Choice and its industry. In connection with the consummation of the Offer and/or the Second-Step Mergers, one or more of these analysts could downgrade the Choice Common Stock or issue other negative commentary about Choice or its industry, which could cause the trading price of Choice Common Stock to decline.

The Offer could trigger certain provisions contained in Wyndham’s equity plan or award agreements and certain employee benefit plans or agreements that could require Choice to vest outstanding equity awards, make change of control or severance payments or accelerate vesting and payment of certain deferred compensation amounts.

Certain of Wyndham’s equity plan or award agreements and employee benefit plans or agreements contain change of control clauses providing for outstanding equity awards to vest or compensation to be paid to certain members of Wyndham senior management either upon a change of control, or if, following a change of control, Wyndham terminates the employment relationship between Wyndham and these employees under certain circumstances, or if these employees terminate the employment relationship because of certain adverse changes. In addition, certain of Wyndham’s non-qualified deferred compensation plans contain change of control clauses providing for vesting and payment of deferred compensation amounts under such plans. If consummated, the Offer would constitute a change of control of Wyndham, thereby giving rise to potential vesting of outstanding equity awards and change of control, severance or other compensatory payments described above.

Future results of Choice may differ materially from the unaudited pro forma condensed combined financial statements of Choice and Wyndham presented in this Exchange Offer.

The future results of Choice following the consummation of the Offer and the Second-Step Mergers may be materially different than those shown in the Unaudited Pro Forma Condensed Combined Financial Statements presented in this Exchange Offer, which show only a combination of Choice’s and Wyndham’s standalone historical results after giving effect to the Offer and the Second-Step Mergers, subject to the matters noted therein. Choice has estimated that it will record approximately $75 million in transaction expenses (excluding fees paid in connection with obtaining any necessary financing), as described in the notes to the Unaudited Pro Forma Condensed Combined Financial Statements included in this Exchange Offer. In addition, the final amount of any charges relating to acquisition accounting adjustments that Choice may be required to record will not be known until following the consummation of the Offer and the Second-Step Mergers. These and other expenses and charges may be significantly higher or lower than estimated.

Resales of Choice Common Stock following the Offer may cause the market price of Choice Common Stock to fall.

Choice expects that it will issue approximately 27.5 million shares of Choice Common Stock in connection with the Offer and the Second-Step Mergers. The issuance of these new shares and the sale of additional shares that may become eligible for sale in the public market from time to time upon exercise of options could have the effect of depressing the market price for shares of Choice Common Stock. The increase in the number of Choice Common Stock may lead to sales of such Choice Common Stock or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Choice Common Stock.

The trading price of Choice Common Stock may be affected by factors different from those affecting the price of Wyndham Common Stock.

Upon consummation of the Offer and the Second-Step Mergers, Wyndham stockholders (other than those that receive only the Cash Election Consideration and Choice elects to pay any Additional Consideration solely in cash) will become holders of Choice Common Stock. Choice’s business differs from that of Wyndham, and Choice’s results of operations, as well as the trading price of Choice Common Stock, may be affected by factors different from those affecting Wyndham’s results of operations and the price of Wyndham Common Stock.

The Choice Common Stock to be received by Wyndham stockholders as consideration will have different rights from the shares of Wyndham Common Stock.

Upon receipt of Choice Common Stock in the Offer, Wyndham stockholders will become Choice stockholders and their rights as stockholders will be governed by the certificate of incorporation of Choice (the “Choice Certificate of Incorporation”), the bylaws of Choice (the “Choice Bylaws”), and the Delaware General Corporation Law (“DGCL”). Certain of the rights associated with Wyndham Common Stock are different from the rights associated with Choice Common Stock. See the section of this Exchange Offer titled “Comparison of Holders’ Rights” for a discussion of the different rights associated with Choice Common Stock.

Wyndham stockholders will have a reduced ownership and voting interest after the consummation of the Offer and the Second-Step Mergers and will exercise less influence over the management and policies of Choice than they do over Wyndham.

Wyndham stockholders currently have the right to vote in the election of the Wyndham Board and on other matters affecting Wyndham. When the shares of Wyndham Common Stock tendered in the Offer are exchanged, each participating Wyndham stockholder (other than those that receive only the Cash Election Consideration and Choice elects to pay any Additional Consideration solely in cash) and, following consummation of the Second-Step Mergers, each remaining Wyndham stockholder, will become a Choice stockholder with a percentage ownership of the combined company that is smaller than the stockholder’s percentage ownership of Wyndham. Choice estimates that, upon consummation of the Offer and the Second-Step Mergers, former Wyndham stockholders will own, in the aggregate, approximately 35% of Choice Common Stock on a diluted basis. For a more detailed discussion of the assumptions on which this estimate is based, see the section of this Exchange Offer titled “The Offer—Ownership of Choice After the Offer.” Because of this, Wyndham stockholders will have less influence over the management and policies of Choice than they now have over the management and policies of Wyndham.

CHOICE SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected historical consolidated financial information for Choice as of the end of and for the periods indicated. The statements of income information for each of the years ended December 31, 2022, 2021 and 2020, and the balance sheet information as of December 31, 2022 and 2021, are derived from Choice’s audited financial statements filed as part of the Choice 10-K, which is incorporated by reference into this Exchange Offer. The statements of income and the balance sheet information for the nine-month period ended September 30, 2023 are derived from Choice’s unaudited financial statements filed as part of Choice’s quarterly report on Form 10-Q filed with the SEC on November 7, 2023 (the “Latest Choice 10-Q”), which is incorporated by reference into this Exchange Offer. The operating results for the periods presented are not necessarily indicative of the results of operations for any future period. More comprehensive financial information, including management’s discussion and analysis of Choice’s financial condition and results of operations, is contained in the Choice 10-K and other reports filed by Choice with the SEC, including the Latest Choice 10-Q. The following selected historical consolidated financial information is qualified in its entirety by reference to such other documents and all of the financial information and notes contained in those documents See the section of this Exchange Offer titled “Where You Can Find More Information” for instructions on how to obtain these other documents and more complete information relating to Choice.

	Historical Data
(in thousands, except per share data)	Nine Months Ended September 30, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
REVENUES
Royalty, licensing and management fees	$396,503	$471,759	$397,218	$263,308
Initial franchise fees	21,240	28,074	26,342	25,906
Platform and procurement services	58,186	63,800	50,393	45,242
Owned hotels	74,075	70,826	37,833	20,168
Other	33,211	64,740	28,669	16,880
Other revenues from franchised and managed properties	602,554	702,750	528,843	402,568

Total revenues	1,185,769	1,401,949	1,069,298	774,072
OPERATING EXPENSES
Selling, general and administrative	182,000	207,275	145,623	148,910
Depreciation and amortization	29,468	30,425	24,773	25,831
Owned hotels	53,924	48,837	24,754	16,066
Other expenses from franchised and managed properties	583,095	653,060	444,946	446,847

Total operating expenses	848,487	939,597	640,096	637,654
Impairment of long-lived assets	—	—	(282)	(14,751)
Gain on sale of business and assets, net	—	16,249	13	—

Operating income	337,282	478,601	428,933	121,667
OTHER INCOME AND EXPENSES, NET
Interest expense	46,522	43,797	46,680	49,028
Interest income	(5,836)	(7,288)	(4,981)	(7,688)
Loss on extinguishment of debt	—	—	—	16,565
Other loss (gain)	(2,752)	7,018	(5,134)	(4,533)
Equity in net (gain) loss of affiliates	(1,923)	(1,732)	15,876	15,289

Total other income and expenses, net	36,011	41,795	52,441	68,661

Income before income taxes	301,271	436,806	376,492	53,006
Income tax expense (benefit)	71,717	104,654	87,535	(22,381)

Net income	$229,554	$332,152	$288,957	$75,387

Basic earnings per share	$4.51	$6.05	$5.20	$1.36

Diluted earnings per share	$4.47	$5.99	$5.15	$1.35

Consolidated balance sheet data (at end of period)
Cash and cash equivalents	$36,432	$41,566	$511,605
Total assets	2,232,237	2,102,175	1,931,824
Current and long-term debt	1,395,688	1,203,523	1,060,474
Total liabilities	2,159,824	1,947,515	1,665,942
Choice shareholders’ equity	72,413	154,660	265,882

WYNDHAM SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected historical consolidated financial information for Wyndham as of the end of and for the periods indicated. The statements of earnings information for each of the years ended December 31, 2022, 2021 and 2020, and the balance sheet information as of December 31, 2022 and 2021, are derived from Wyndham’s audited financial statements filed as part of the Wyndham 10-K, which is incorporated by reference into this Exchange Offer. The statements of income and the balance sheet information for the nine-month period ended September 30, 2023 are derived from Choice’s unaudited financial statements filed as part of Wyndham’s quarterly report on Form 10-Q filed with the SEC on October 26, 2023 (the “Latest Wyndham 10-Q”), which is incorporated by reference into this Exchange Offer. The operating results for the periods presented are not necessarily indicative of the results of operations for any future period. More comprehensive financial information, including management’s discussion and analysis of Wyndham’s financial condition and results of operations, is contained in the Wyndham 10-K and other reports filed by Wyndham with the SEC, including the Latest Wyndham 10-Q. The following selected historical consolidated financial information is qualified in its entirety by reference to such other documents and all of the financial information and notes contained in those documents. See the section of this Exchange Offer titled “Where You Can Find More Information” for instructions on how to obtain these other documents and more complete information relating to Wyndham.

	Historical Data
(in millions, except per share data)	Nine Months Ended September 30, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Net revenues
Royalties and franchise fees	$415	$512	$461	$328
Marketing, reservation and loyalty	445	544	468	370
Management and other fees	11	57	117	64
License and other fees	83	100	79	84
Other	110	141	120	104

Fee-related and other revenues	1,064	1,354	1,245	950
Cost reimbursements	12	144	320	350

Net revenues	1,076	1,498	1,565	1,300
Expenses
Marketing, reservation and loyalty	446	524	450	419
Operating	65	106	132	109
General and administrative	93	123	113	116
Cost reimbursements	12	144	320	350
Depreciation and amortization	56	77	95	98
Gain on asset sale, net	—	(35)	—	—
Separation-related	—	1	3	2
Impairments, net	—	—	6	206
Restructuring	—	—	—	34
Transaction-related, net	5	—	—	12

Total expenses	677	940	1,119	1,346

Operating income (loss)	399	558	446	(46)
Interest expense, net	73	80	93	112
Early extinguishment of debt	3	2	18	—

Income (loss) before income taxes	323	476	335	(158)
Provision for (benefit from) income taxes	83	121	91	(26)

Net income (loss)	$240	$355	$244	$(132)

Basic earnings per share	$2.81	$3.93	$2.61	$(1.42)

Diluted earnings per share	$2.79	$3.91	$2.60	$(1.42)

Consolidated balance sheet data (at end of period)
Cash and cash equivalents	$79	$161	$171
Total assets	4,100	4,123	4,269
Current and long-term debt	2,160	2,077	2,084
Total liabilities	3,244	3,161	3,180
Wyndham stockholders’ equity	856	962	1,089

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The selected unaudited pro forma condensed combined financial information was prepared by Choice and gives effect to the Proposed Combination, including the related financing, which we refer to as the Transaction.

The selected unaudited pro forma condensed combined statements of income for the year ended December 31, 2022 and nine months ended September 30, 2023 give effect to the Transaction as if it had occurred on January 1, 2022. The selected unaudited pro forma condensed combined balance sheet, as of September 30, 2023 gives effect to the Transaction as if it had occurred on September 30, 2023.

The unaudited pro forma condensed combined financial statements have been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Proposed Combination been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial statements do not purport to project the future financial position or operating results of the combined company.

The unaudited pro forma condensed combined financial statements are prepared with Choice treated as the assumed accounting acquirer. In determining the acquirer for accounting purposes, Choice considered the five factors identified in ASC 805-10-55-12. Additionally, the accounting for the acquisition of Wyndham is dependent upon certain valuations that are provisional and are subject to change. Because Wyndham has not permitted us to conduct any due diligence, and we are limited in our understanding based only on what is publicly available, we have not performed the detailed valuation analyses necessary to arrive at the final estimates of the fair market value of the Wyndham assets to be acquired and liabilities to be assumed and the related allocations of purchase price. However, as indicated in the notes to the unaudited pro forma condensed combined financial statements, Choice has made certain adjustments to the historical book values of the assets and liabilities of Wyndham to reflect preliminary estimates of the fair value of intangible assets acquired with the residual excess of the purchase price over the historical net assets of Wyndham recorded as goodwill. Actual adjustments will differ from those reflected in the unaudited pro forma condensed combined financial statements once Choice is able to determine the final purchase price for Wyndham and has completed the valuation analyses necessary to finalize the purchase price allocations and identified any necessary conforming accounting changes or other acquisition-related adjustments for Wyndham. Choice will finalize these amounts as we obtain the information necessary to complete the measurement process. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing these unaudited pro forma condensed combined financial statements. Differences between these preliminary estimates and the final acquisition accounting will likely occur and these differences could be material. The differences, if any, could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and Choice’s future results of operations and financial position.

Furthermore, while the unaudited pro forma condensed combined financial information does give effect to the costs incurred to effectuate the Transaction, it does not give effect to any anticipated synergies, operating efficiencies, revenue enhancements or cost savings that may result from the Transaction, or the costs necessary to achieve these synergies, operating efficiencies and cost savings. Further, the unaudited pro forma condensed combined financial information does not reflect the effect of any regulatory actions that may impact the unaudited pro forma condensed combined financial statements when the Transaction is completed.

	Nine Months Ended September 30, 2023	Year Ended December 31, 2022
(in millions, except per share data)	Pro Forma Combined
Pro Forma Condensed Combined Income Statement
REVENUES
Royalty, licensing and management fees	$907	$1,139
Initial franchise fees	32	43
Platform and procurement services	58	64
Owned hotels	74	71
Other	143	206
Other revenues from franchised and managed properties	1,060	1,391

Total revenues	2,274	2,914
OPERATING EXPENSES
Selling, general and administrative	333	501
Depreciation and amortization	214	274
Owned hotels	54	49
Other expenses from franchised and managed properties	1,041	1,321

Total operating expenses	1,642	2,145
Impairment of long-lived assets	—	—
Gain on sale of business and assets, net	—	51

Operating income	632	820
OTHER INCOME AND EXPENSES, NET
Interest expense, net	480	582
Other loss	8	11
Equity in net gain of affiliates	(2)	(2)

Total other income and expenses, net	486	591

Income before income taxes	146	229
Income tax expense	37	62

Net income	$109	$167

Basic earnings per share	$1.40	$2.02

Diluted earnings per share	$1.39	$2.01

(in millions)	As of September 30, 2023
Pro Forma Condensed Combined Balance Sheet
Total assets	$13,983
Current and long-term debt	7,799
Total liabilities	10,825
Choice shareholders’ equity	3,158

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE INFORMATION

The following table summarizes unaudited per share information for Choice and Wyndham on a historical basis, pro forma combined basis for Choice and equivalent pro forma combined basis for Wyndham. The following information should be read in conjunction with the audited consolidated financial statements and accompanying notes of Choice and Wyndham that are incorporated by reference into this Offer to Exchange, and the unaudited pro forma condensed combined financial statements beginning on page 116. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of what the operating results or financial position would have been if the Offer and the Second-Step Mergers had been completed as of the beginning of the period presented, nor is it necessarily indicative of the future operating results or financial position of the combined companies. The historical income per share, dividends per share and book value per share of Choice and Wyndham shown in the table below are derived from their respective audited consolidated financial statements for Choice and Wyndham as of and for the year ended December 31, 2022, and their respective unaudited consolidated financial statements as of and for the nine months ended September 30, 2023. The historical book value per share is computed by dividing total stockholders’ equity by the number of common shares outstanding at the end of the period, excluding any shares held in treasury. The pro forma combined income per share from continuing operations is computed by dividing the pro forma income from continuing operations available to holders of common shares by the pro forma weighted-average number of shares outstanding. The pro forma combined book value per share is computed by dividing total pro forma shareholders’ equity by the pro forma number of common shares outstanding at the end of the period. Wyndham equivalent pro forma combined per share amounts are calculated by multiplying Choice pro forma combined per share amounts by the exchange ratio for the Standard Election of 0.324.

	Nine Months Ended September 30, 2023	Year Ended December 31, 2022
Choice - Historical
Historical per share of Choice common stock:
Diluted earnings per share from continuing operations	$4.47	$5.99
Cash dividends declared per share	0.86	0.95
Book value per share	1.46	2.96
Wyndham - Historical
Historical per share of Wyndham common stock
Diluted earnings per share from continuing operations:	$2.79	$3.91
Cash dividends declared per share	1.05	1.28
Book value per share	10.31	11.13
Unaudited Pro Forma Combined
Unaudited pro forma per share of Choice common stock:
Diluted earnings per share from continuing operations	$1.39	$2.01
Cash dividends declared per share*	0.86	0.95
Book value per share	38.47	—
Unaudited Pro Forma Wyndham Equivalent
Unaudited pro forma per share of Wyndham common stock:
Diluted earnings per share from continuing operations	$0.45	$0.65
Cash dividends declared per share	0.28	0.31
Book value per share	12.46	—

*

The current Choice dividend is assumed to continue following the completion of the Offer to Exchange and the Second-Step Mergers for purposes of the unaudited pro forma condensed combined financial statements.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Choice Common Stock is listed on the NYSE under the symbol “CHH.” Wyndham Common Stock is listed on the NYSE under the symbol “WH.” The tables below set forth, for the calendar quarters indicated, the high and low sale prices per share reported on the NYSE and the dividends declared on Choice Common Stock and on Wyndham Common Stock.

	Choice Common Stock
	High	Low	Dividend
2023
Fourth Quarter (through December 11, 2023)	$124.90	$110.16	$0.2875
Third Quarter	$134.30	$117.20	$0.2875
Second Quarter	$129.79	$111.69	$0.2875
First Quarter	$130.01	$110.13	$0.2875
2022
Fourth Quarter	$130.38	$109.52	$0.2375
Third Quarter	$122.93	$104.22	$0.2375
Second Quarter	$147.58	$110.77	$0.2375
First Quarter	$154.62	$128.51	$0.2375
2021
Fourth Quarter	$155.99	$132.08	$0.2375
Third Quarter	$130.46	$112.61	$0.225
Second Quarter	$123.08	$108.74	$0.225
First Quarter	$114.68	$100.64	$0

	Wyndham Common Stock
	High	Low	Dividend
2023
Fourth Quarter (through December 11, 2023)	$79.56	$66.83	$0	*
Third Quarter	$78.07	$67.95	$0.35
Second Quarter	$73.82	$64.95	$0.35
First Quarter	$80.87	$64.65	$0.35
2022
Fourth Quarter	$76.16	$62.15	$0.32
Third Quarter	$72.36	$59.22	$0.32
Second Quarter	$90.71	$64.66	$0.32
First Quarter	$90.29	$75.77	$0.32
2021
Fourth Quarter	$90.18	$76.42	$0.32
Third Quarter	$79.04	$66.49	$0.24
Second Quarter	$76.88	$70.91	$0.16
First Quarter	$71.36	$57.34	$0.16

*	On November 14, 2023, Wyndham declared a quarterly cash dividend of $0.35 per share, payable on December 27, 2023

The following table presents trading information for Choice Common Stock and Wyndham Common Stock on October 16, 2023, the last trading day before the public announcement of the Proposed Combination with Wyndham, and on May 22, 2023, the last day before the Proposed Combination was first-reported by the Wall Street Journal (referred to herein as the Unaffected Date).

	Wyndham Common Stock			Choice Common Stock
	High	Low	Close	High	Low	Close
October 16, 2023	$69.36	$68.17	$69.10	$125.56	$123.75	$124.90
Unaffected Date (May 22, 2023)	$66.45	$65.63	$65.65	$120.21	$118.16	$118.82

The value of the shares of Choice Common Stock that form a part of the Offer consideration will change as the market price of Choice Common Stock fluctuates during the pendency of the Offer and thereafter, and therefore will likely be different from the prices set forth above at the time you receive your shares of Choice Common Stock in accordance with the terms of the Exchange Offer. See the section in this Exchange Offer titled “Risk Factors.” Stockholders are encouraged to obtain current market quotations for Choice Common Stock and Wyndham Common Stock prior to making any decision with respect to the Offer.

INFORMATION ABOUT THE COMPANIES

Choice

Choice is primarily a hotel franchisor operating in 50 states, the District of Columbia and over 45 countries and territories. At September 30, 2023, we had 7,463 hotels with 627,694 rooms open and operating, and 980 hotels with 99,076 rooms under construction, awaiting conversion, approved for development or committed to future franchise development on outstanding master development agreements. Our brand names include Comfort Inn®, Comfort Suites®, Quality®, Clarion®, Clarion PointeTM, Ascend Hotel Collection®, Sleep Inn®, Econo Lodge®, Rodeway Inn®, MainStay Suites®, Suburban StudiosTM, WoodSpring Suites®, Everhome Suites®, and Cambria® Hotels.

Additionally, through our acquisition of Radisson, completed on August 11, 2022, our brands expanded to include Radisson Blu®, Radisson RED®, Radisson®, Park Plaza®, Country Inn & Suites® by Radisson, Radisson Inn & SuitesSM, Park Inn by Radisson®, Radisson Individuals®, and Radisson Collection®, which are located across the United States, Canada, the Caribbean and Latin America.

Choice was incorporated in 1980 in the State of Delaware.

Choice’s principal executive offices are located at 915 Meeting St., North Bethesda, Maryland 20852, and its telephone number at that location is (301) 592-5000.

Additional information concerning Choice is included in the Choice reports incorporated by reference in this Exchange Offer. See the section in this Exchange Offer titled “Where You Can Find More Information.”

Purchaser

Purchaser is a Delaware corporation incorporated on December 7, 2023, with principal executive offices 915 Meeting St., North Bethesda, Maryland 20852. The telephone number of Purchaser’s principal executive offices is (301) 592-5000. Purchaser is a wholly owned subsidiary of Choice that was formed to facilitate the transactions contemplated by this Exchange Offer. Purchaser has engaged in no activities to date and has no material assets or liabilities of any kind, in each case other than those incidental to its formation and its activities and obligations in connection with the Offer.

Wyndham

Wyndham is primarily a hotel franchisor, with approximately 9,100 affiliated hotels with approximately 843,000 rooms located in over 95 countries and welcoming over 130 million guests annually worldwide. Wyndham operates a hotel portfolio of 24 brands, including Vienna House and ECHO Suites Extended Stay by Wyndham, its first economy extended stay brand launched in the first quarter of 2022. Wyndham’s 24 brands are primarily located in secondary and tertiary cities and approximately 80% of the U.S. population lives within ten miles of at least one of its affiliated hotels.

Wyndham was incorporated in 2017 under the laws of the state of Delaware in connection with its 2018 spin-off from Wyndham Worldwide Corporation. Wyndham’s principal executive offices are located at 22 Sylvan Way, Parsippany, New Jersey 07054, and its telephone number at that location is (973) 753-6000.

Additional information concerning Wyndham is included in the Wyndham reports incorporated by reference in this Exchange Offer. See the section in this Exchange Offer titled “Where You Can Find More Information.”

BACKGROUND OF THE OFFER

In April 2023, following years of informal and intermittent conversations regarding a potential transaction between Choice and Wyndham, Stewart W. Bainum, Jr., Chair of the board of directors of Choice (the “Choice Board”), contacted Stephen P. Holmes, Chair of the Wyndham Board, to discuss a proposal to combine the two companies. In light of the parties’ prior conversations about a potential transaction, Mr. Holmes said that he would expect the proposal would represent a control premium, and, if it did not, that there were likely to be issues relating to management and governance. Mr. Bainum told Mr. Holmes that a formal proposal would be forthcoming.

Shortly following this conversation, on April 28, 2023, Choice submitted an offer letter to the Wyndham Board, proposing to acquire all of the outstanding shares of Wyndham Common Stock for $80 per share, comprised of 40% cash and 60% Choice Common Stock, which, at the time, represented a 19% premium over Wyndham’s 30-day average share price as of the close of trading on the prior day (the “First Proposal”). Later that day, Mr. Holmes communicated to Moelis & Company LLC (“Moelis”), one of Choice’s financial advisors, that the First Proposal was “uninspiring” and “not a good start.”

On May 9, 2023, Wyndham rejected the First Proposal, notifying Choice that it was not interested in engaging in further discussions with Choice.

On May 10, 2023, a representative of Moelis spoke to Mr. Holmes. Mr. Holmes noted that he viewed the price as insufficient, that he would prefer more cash, that the lack of governance rights was inconsistent with the consideration mix and that he was not authorized to negotiate a potential transaction with Choice.

On May 15, 2023, Choice delivered a second written proposal to Wyndham, which addressed the concerns raised by Mr. Holmes. Choice increased its offer to a price per share of $85, comprised of 55% cash and 45% Choice Common Stock, which, at the time, represented a 31% premium over Wyndham’s 30-day average share price as of May 12, 2023 (the “Second Proposal”). The Second Proposal also offered Wyndham stockholders participation in the combined company’s governance, offering Wyndham the opportunity to designate two independent members of the board of directors of the combined company. The Second Proposal expressed that if Wyndham would engage in discussions, the parties might be able to identify additional synergies and drivers of value that would allow Choice to increase the value of its offer with the goal of reaching a negotiated agreement and consummating a transaction producing substantial value for the stockholders of both companies.

On May 23, 2023 (the “Unaffected Date”), the Wall Street Journal published an article disclosing rumors regarding the companies’ discussions to date. At the time, neither company confirmed that Choice had made multiple private proposals to Wyndham.

On May 29, 2023, Wyndham rejected the Second Proposal, asserting that the Second Proposal still undervalued Wyndham, presented Wyndham stockholders with uncertain value given the stock consideration and the potential negative impacts of the resulting leverage of the combined company.

On June 1, 2023, Choice replied by letter to Wyndham, refuting each of Wyndham’s assertions. Choice responded that: (i) the consideration offered by the Second Proposal represented a 29% premium to Wyndham’s closing stock on the date before the Unaffected Date, a 27% premium over Wyndham’s 60-day average stock price as of the Unaffected Date and a 21% premium to Wyndham’s 52-week average stock price, as well as a 14.7x last twelve months Adjusted EBITDA as of March 31, 2023 and 14.2x 2023E EBITDA; (ii) since the completion of the spin-off of Wyndham in 2018, Choice’s stock had traded at a 3.5x higher enterprise value over consensus analysts’ research Adjusted EBITDA for the next twelve months, starting from the quarter following the referenced date multiple to Wyndham’s over that period; (iii) as compared to Wyndham’s projected 2.9% CAGR between January 1, 2023 and December 31, 2024, Choice is instead projected to grow at 7.5% during such time (each such growth rate based on analyst consensus projections, which exclude the full reflection of the value derived from the successful June 2022 acquisition of Radisson Hospitality, Inc.); and (iv) Choice had, and still has, one of the strongest balance sheets in the industry and expects to be able to rapidly de-lever post-Proposed Combination. Choice restated that its evaluation of Wyndham’s financials were limited to public records and strongly encouraged the Wyndham Board to engage in a dialogue and clarify any misconceptions, possibly leading to even more value for Wyndham’s stockholders.

On June 2, 2023, Mr. Holmes informed Moelis that he was out of the country at sea and would be back in the U.S. on June 14 or 15. On June 14, 2023, Mr. Bainum spoke with Mr. Holmes who again expressed concerns regarding the mix of consideration and value. Mr. Holmes told Mr. Bainum that he was not willing to meet to discuss the latest proposal unless Choice signed a non-disclosure agreement (“NDA”). Mr. Bainum told Mr. Holmes that Choice was not willing to do so unless there was a meeting of the minds on a value range. Mr. Holmes expressed continued reluctance and told Mr. Bainum that Deutsche Bank Securities, Inc. (“Deutsche Bank”) was acting as Wyndham’s financial advisor and suggested that Moelis and Deutsche Bank speak directly.

Later that day, representatives of Moelis and Deutsche Bank spoke, and Deutsche Bank noted that Wyndham’s counsel, Kirkland & Ellis LLP (“K&E”), would be delivering a draft of the NDA to Willkie Farr & Gallagher LLP, the Company’s legal counsel, (“Willkie”) and that Wyndham was unwilling to have any discussions whatsoever, including by financial advisors, unless and until the NDA was executed. Moelis responded that Choice would likely be unwilling to sign an NDA with an extended standstill that would restrict its strategic options to pursue the Proposed Combination, unless Wyndham acknowledged a willingness to transact and discuss relative valuation.

Later that day, Willkie received a draft of a three-year NDA, which included an 18-month mutual standstill provision (the “Standstill Provision”), generally preventing either party from acquiring any common stock of the other party (including arranging any financing with respect thereto), launching a proxy contest, announcing any intentions concerning the Proposed Combination and/or proposing any matters relating to the Proposed Combination be voted on by either party’s stockholders, among other restrictions, during the 18-month standstill period.

On June 15, 2023, representatives of K&E and Willkie discussed the proposed terms of the NDA. K&E relayed that the Second Proposal’s terms were not yet within a negotiable range, but also that, even though almost seven weeks had passed since it received the First Proposal, Wyndham did not have a fully formed view concerning its own, or Choice’s, market value. Given this explanation, Choice declined to enter into an NDA containing an extended Standstill Provision, as it believed Wyndham was not prepared to seriously consider the Proposed Combination or enter into good faith discussions concerning the transaction. During this call, K&E acknowledged and agreed with Willkie, contrary to the position taken by Deutsche Bank the previous day, that Choice and Wyndham could engage in discussions regarding a Proposed Combination without an NDA in place, so long as no confidential information was disclosed to the other party.

On June 22, 2023, Mr. Bainum, Mr. Holmes and the respective Chief Executive Officers of Choice, Patrick Pacious, and Wyndham, Geoffrey Ballotti, met in person to discuss the Second Proposal and the strategic rationale of the Proposed Combination. During this meeting, Choice indicated that it would also be willing to offer Wyndham stockholders the ability to elect their form of consideration, subject to a customary proration mechanism. Mr. Holmes expressed that Wyndham could likely agree to a transaction with some stock consideration but that Choice would need to offer significantly more cash in order to transact.

On June 28, 2023, Mr. Holmes called Mr. Bainum to tell him that Choice’s proposed price was still too low but did not indicate what price would be acceptable. Mr. Holmes also noted a preference for a higher percentage of cash consideration and a higher headline valuation, expressed his belief that the Choice stock was overvalued and Wyndham stock was undervalued at the time and cautioned against making the offer public. During these discussions, Mr. Holmes also expressed concerns about post-transaction liquidity for himself and other stockholders of Wyndham.

On June 30, 2023, Mr. Bainum and Mr. Holmes had another call, during which Mr. Holmes stated that the Wyndham Board acknowledged the logic of the transaction but would not support the Proposed Combination if Choice did not increase the cash component of the offer. Mr. Bainum and Mr. Holmes agreed to speak again shortly.

On July 11, 2023, Choice issued a business update in which it reaffirmed its 2023 guidance and provided 2024 guidance of Adjusted EBITDA growth of greater than 10%. On the same day, Mr. Bainum and Mr. Holmes spoke again to discuss how the election mechanism Choice offered could result in more cash for Wyndham stockholders who desired cash relative to Choice stock. For the first time, Mr. Holmes also raised a concern about potential regulatory issues relating to the Proposed Combination, including the potential for a prolonged approval process. Mr. Holmes again acknowledged the industrial logic of the Proposed Combination.

On July 14, 2023, Moelis and Deutsche Bank had a call to discuss historical data on various transactions involving potential cash and stock election mechanisms.

On August 14, 2023, Mr. Bainum and Mr. Holmes spoke again regarding the strategic rationale for the Proposed Combination. Mr. Bainum told Mr. Holmes he would like to meet to discuss the possibility of Choice increasing its offer to $90 per share.

On August 17, 2023, Mr. Bainum and Mr. Holmes met personally to discuss the Proposed Combination. Mr. Holmes requested that Choice send a proposal reflecting $90 per share in writing and asked for clarification regarding the proposed mix of cash and stock consideration. Mr. Bainum and Mr. Holmes discussed the threats the two companies faced from larger competitors and the strategic benefits of a Proposed Combination. Mr. Holmes again noted concerns with respect to the timing of regulatory approvals, which Wyndham viewed as an impediment to a transaction, regardless of valuation. Mr. Bainum expressed Choice’s confidence that regulatory approvals would be obtained and suggested that the companies’ respective counsels discuss regulatory and other matters. The following day, Willkie and K&E held a call to discuss the terms of the NDA, including the Standstill Provision, and certain regulatory aspects of the Proposed Combination.

Over the next two weeks, Choice had calls with numerous potential financing sources that confirmed their willingness to provide the necessary debt financing that would be required in connection with the Proposed Combination.

On August 21, 2023, Mr. Bainum and Mr. Holmes spoke again. Mr. Holmes reiterated that, given Wyndham’s perception of the potential for a lengthy regulatory process, Wyndham would not transact even at a much higher valuation. Mr. Bainum expressed his disappointment and let Mr. Holmes know that Choice planned to send a revised offer to Wyndham reflecting $90 per share.

Choice subsequently submitted a third written offer to Wyndham’s Board, increasing the proposed purchase price a second time to $90 per share, comprised of 55% cash and 45% Choice common stock (the “Third Proposal”). The Third Proposal also included a cash or stock election mechanism, which would provide Wyndham stockholders with the ability to choose either cash, stock, or a combination of both, subject to a customary proration mechanism, and maintained the earlier proposal for Wyndham stockholders to participate in the governance of the combined company.

Mr. Holmes responded by email to the Third Proposal on August 22, 2023, expressing concerns about: (i) the offer value relative to Wyndham’s future growth potential; (ii) the value of Choice’s stock; and (iii) the business and execution risk facing the Proposed Combination. However, Mr. Holmes did not raise leverage as a continuing concern at this time. Mr. Holmes concluded by stating his desire to end any correspondence regarding the Proposed Combination, a position he reversed the following day and made several claims regarding his recent discussions with Mr. Bainum. Mr. Bainum responded by email, reiterating Choice’s full commitment to pursuing the Proposed Combination and also refuting various claims made by Mr. Holmes. Mr. Bainum noted that Choice had been unwilling to agree to an extended Standstill Provision as a result of Wyndham’s refusal to engage in meaningful or substantive discussions regarding price and indicating that Choice would be willing to sign an NDA with a standstill provision so that the parties could pursue confirmatory due diligence, if Wyndham were willing to engage in a constructive dialogue on price and other key terms of a transaction.

Both companies’ advisors continued to engage with one another, with discussions occurring over the course of that week. The discussions included a high-level evaluation of regulatory matters and the value of the proposed consideration. On August 24, 2023, representatives of Willkie and K&E had a call during which K&E noted that the Wyndham Board had three primary concerns: (i) absolute value, and noted, notwithstanding Choice’s initial proposal almost four months earlier, that Wyndham still did not have a fully formed view on its own value, (ii) the value of Choice’s stock and (iii) regulatory considerations. During a subsequent call on August 29, 2023, Willkie and K&E’s antitrust specialists discussed the potential antitrust considerations relating to the Proposed Combination, with timing and strategy as focal points. On this call, Wyndham’s counsel acknowledged and agreed with Choice’s counsel that the Proposed Combination has pro-competitive justifications.

On August 29, 2023, Mr. Holmes emailed Mr. Bainum to suggest the two coordinate a discussion with their financial advisors present.

On August 30, 2023, Mr. Bainum, Mr. Holmes and representatives from Moelis and Deutsche Bank engaged in further high-level discussions regarding the regulatory approval process and value of the proposed consideration. On this call, Mr. Holmes and his advisors again acknowledged the strategic rationale of the Proposed Combination. Mr. Holmes also expressed their concerns that the regulatory approval process could be extended and that, if they were to transact, they would require a six-month drop-dead date and a reverse termination fee representing 10% of Wyndham’s enterprise value based on the most recent Choice offer (approximately $1 billion), payable if Choice was unable to obtain all requisite regulatory approvals within six months. Choice was advised by its financial and legal advisors that Wyndham’s proposal was well outside of market norms.

On September 5, 2023, Choice, Wyndham and their respective financial advisors participated in another call, discussing the regulatory approval process and the value and cash/stock mix of the proposed consideration. During this call, Wyndham again acknowledged the industrial logic of the Proposed Combination and that the purchase price was in a negotiable range but reiterated its concern with the value of Choice’s shares. To allow Wyndham another opportunity to evaluate its purported concerns with the value of Choice’s stock, Choice proposed a one-way, short-term non-disclosure agreement, with no standstill provisions, to facilitate Wyndham’s access to certain confidential information about Choice’s business and the value of Choice’s common stock (the “Short-Term NDA”), and invited Wyndham to prepare a list of due diligence inquiries regarding Choice. Wyndham expressed a commitment to understanding Choice’s views on the value of Choice’s stock and acknowledged that Wyndham having an opportunity diligence Choice under the Short-Term NDA was a good solution. Subsequently, Willkie sent a draft of the Short-Term NDA to K&E.

On September 6, 2023, Moelis and Deutsche Bank engaged in further discussions, during which Deutsche Bank confirmed that Wyndham was willing to consider a transaction but that regulatory concerns represented a fundamental threshold issue that needed to be addressed. Moelis indicated that, while Choice had a different perspective on the regulatory timeframe, Choice was willing to agree to allocate risk in a way that would assuage Wyndham’s concerns.

During the course of the next week, Willkie and K&E had numerous calls and further discussed the due diligence request list and the Short-Term NDA. During this time, K&E stressed that regulatory risk allocation was a threshold issue for Wyndham and that Mr. Holmes would not take the current proposal to the Wyndham Board unless and until their regulatory concerns were fully addressed.

On September 12, 2023, K&E provided Willkie with an initial request list of due diligence items. During that week, Moelis and Deutsche Bank had two separate calls discussing such initial request list to address certain changes Wyndham requested. However, despite broad alignment on the requests and the strategy for engagement and Choice’s willingness to provide its confidential business information (including three years of projections and other detailed financial metrics), Wyndham abruptly refused to engage further on the Short-Term NDA, and therefore, relinquished another opportunity to diligence Choice’s business and evaluate its stated concerns by gaining access to Choice’s non-public information.

During the week of September 18, 2023, Willkie and K&E had multiple calls to discuss certain regulatory matters and related consideration, in addition Willkie continued to ask if Wyndham intended to enter into the short-term NDA. During a call on September 26, 2023, the parties discussed antitrust risk allocation, and K&E noted, without substantiation, that Wyndham had significant antitrust concerns notwithstanding the pro-competitive aspects of the Proposed Combination. Neither Wyndham nor its representatives ever provided comments to, or feedback on, the Short Term NDA.

On September 26, 2023, representatives of Moelis and Deutsche Bank spoke and acknowledged that the parties had not made substantial progress, and Moelis expressed that Choice believed that Wyndham had no intention of meaningfully engaging regarding the Proposed Combination given that Wyndham is declining Choice’s offer of a one-way opportunity to diligence its confidential information in the face of Wyndham’s concerns regarding the value of Choice’s shares. Moelis explained to Deutsche Bank that, as a result of such continued refusals, Wyndham was leaving Choice with very few alternatives to advance the Proposed Combination and achieve the attendant stockholder benefits.

On September 27, 2023, Mr. Bainum and Mr. Holmes, along with their financial advisors, held. During this call, Choice offered to engage on risk allocation relating to regulatory matters, including two separate offers from Choice and its representatives to discuss mechanisms to enhance certainty and to alleviate Wyndham’s concerns on risk allocation and timing of closing, including a potential above-market reverse termination fee and a possible ticking fee. However, despite these demonstrated efforts to address Wyndham’s demands and progress toward an agreement, Wyndham made clear to Choice and its advisors that it was unwilling to proceed with further discussions regarding the Proposed Combination. Mr. Bainum reiterated that Choice was fully committed to the transaction as it believed the companies’ stockholders would see the long-term value of the Proposed Combination despite any perceived regulatory risk and that Choice was aware of all of its options to pursue a transaction. Mr. Holmes responded that Wyndham was prepared for any possibility.

On October 17, 2023, Wyndham’s decision to cease discussions following months of intermittent engagement and despite Choice’s many efforts to address Wyndham’s stated concerns, Choice issued a press release (the “First Public Offer”) and filed certain communications with the SEC, including a presentation to investors published to its company website, to provide the public with information about the Proposed Combination and the good-faith proposals offered to Wyndham with respect thereto and to urge the Wyndham Board to engage in a negotiated transaction. The First Public Offer highlighted the information Choice and its advisors had been attempting to stress to Wyndham privately to date, namely the industrial logic of the Proposed Combination and the value both companies’ stockholders and other constituents could realize in the event these two strong companies were to combine.

Later that day, Wyndham issued a press release formally rejecting the Third Proposal and reiterating its refusal to engage in further discussion regarding the Proposed Combination.

In an effort to facilitate further engagement, Choice issued a second press release on October 25, 2023, calling upon the Wyndham Board to engage meaningfully and progress towards a negotiated transaction. In addition, on or about October 25, 2023, Choice determined to engage Goldman Sachs & Co. LLC (“GS”) as an additional financial advisor in connection with the proposed transaction.

On October 26, 2023, Wyndham hosted its quarterly earnings call for the period ended September 30, 2023, and released an investor presentation reaffirming and expanding upon Wyndham’s rationale for rejecting Choice’s offers to date. Wyndham discussed: (i) the potentially uncertain regulatory timeline and limited downside protections for Wyndham shareholders thus far proposed by Choice, (ii) the uncertain value of Choice shares and (iii) Wyndham’s standalone prospects as well as the high pro forma leverage of the combined company. Mr. Holmes further confirmed on this call that Wyndham had previously sought to acquire Choice, reaffirming the industrial logic of a potential combination of the two companies.

On November 7, 2023, Choice hosted its quarterly earnings call for the period ended September 30, 2023, and released an investor presentation to discuss its third-quarter results and the Proposed Combination. Choice emphasized the merits of the Proposed Combination and expressed its continued desire to engage with Wyndham and pursue the Proposed Combination. Scott E. Oaksmith, Choice’s Chief Financial Officer, also confirmed on this call that Choice had purchased Wyndham shares.

On November 13, 2023, Choice began purchasing additional shares of Wyndham Common Stock on the open market. As of December 11, 2023, Choice owns 1,447,264 shares of Wyndham Common Stock.

On November 14, 2023, representatives of Moelis called Deutsche Bank to inform them Choice would be sending an enhanced proposal to the Wyndham Board with the goal of addressing the regulatory concerns regarding the Proposed Combination and to propose that the parties enter into a mutual non-disclosure agreement. During the call between Moelis and Deutsche Bank, a representative from Deutsche Bank acknowledged that (i) Wyndham had been tracking the trading prices of Choice’s stock, which appeared to be undervalued due to technical factors and, relatedly, (ii) a fair explanation for the rise in Wyndham’s share price since the First Public Offer was because of the market’s support of the Proposed Combination. Later that night, Choice submitted its fourth offer letter to Wyndham (the “Fourth Proposal”) reaffirming the Third Proposal’s purchase price, and proposing, among other things: (a) a $435 million reverse termination fee (representing approximately 6% of the total equity purchase price offered, payable if the transaction did not close due to the failure to obtain the required regulatory approvals); (b) a monthly ticking fee (representing 0.5% of the total purchase price), accruing daily after the one-year anniversary of signing the definitive transaction agreement payable upon the closing of the transaction; (c) an efforts clause obligating Choice to take actions required by antitrust regulators to close the Proposed Combination so long as such actions would not have a material adverse effect on the combined company; and (d) a limited, mutual non-disclosure agreement allowing for direct negotiations of binding agreements and confirmatory diligence between the companies, but not otherwise restricting Choice’s ability to continue preparations to pursue the Proposed Combination by other means, such as an exchange offer and/or proxy contest, given Wyndham’s disinclination to meaningfully engage to date. The Fourth Proposal again offered an opportunity for Wyndham to participate in the combined company’s governance in the form of two mutually acceptable independent members of the current Wyndham Board being nominated to the board of the combined company.

Following the contact with Deutsche Bank and Choice’s submission of the Fourth Proposal on November 14, 2023, Wyndham and its advisors made no attempts to engage Choice or its advisors. Instead, Wyndham released a letter publicly rejecting (and disclosing) the Fourth Proposal on November 21, 2023.

On November 16, 2023, Willkie was informed by the FTC that it had commenced a nonpublic investigation into the Proposed Combination. Following that call, Choice volunteered to meet with the FTC to explain the pro-competitive nature of the Proposed Combination. On December 5, 2023, Choice and its representatives met with representatives of the FTC to discuss the Proposed Combination and offered to provide the FTC with additional information regarding the hospitality market and its views on the merits of the Proposed Combination. On the date of this Exchange Offer, Choice filed the notification required for the consummation of the Proposed Combination by the HSR Act

On December 1, 2023, a representative of Deutsche Bank contacted Moelis to ask for clarification on certain terms of the proposal that Choice had sent to Wyndham on November 14, 2023, which Wyndham had publicly rejected over a week earlier on November 21, 2023, without contacting Choice or its advisors to discuss the proposal.

On December 5, 2023, a representative of K&E contacted Willkie to ask if Choice would be willing to meaningful increase the reverse termination fee included in Choice’s November 14, 2023 proposal. Willkie informed K&E that Choice was prepared to discuss all material terms of the Proposed Combination but was unwilling to discuss any one term individually. K&E said it would discuss with Wyndham and get back to Willkie. As of the date of this Offer, there have been no further communications between the parties.

REASONS FOR THE OFFER

The Choice Board is confident that the Proposed Combination of Choice and Wyndham represents a financially and strategically compelling, value-creating opportunity for Wyndham stockholders and Choice stockholders. Based on our discussions with many significant Wyndham stockholders and Choice stockholders, as well as franchisees of both companies, we believe there is broad support for the Offer. Wyndham has itself acknowledged the industrial logic and many of its stockholders appreciate the value that could be created by combining Choice and Wyndham, which Choice is convinced vastly outweighs anything Wyndham could or will achieve on its own. We believe the Offer is the best available option for Wyndham stockholders and franchisees to maximize the value of their respective investments.

We believe the Offer is financially compelling for the following reasons:

•

Attractive Valuation: Choice’s offer to Wyndham is comprised of $49.50 in cash and 0.324 shares of Choice Common Stock per share of Wyndham Common Stock, representing a value of $40.50 based on Choice’s trading price as of October 16, 2023, the Pre-Release Date. As of the Pre-Release Date, the proposed offer price equates to a 30% premium to Wyndham’s closing share price of $69.10, and reflects a 14.9x multiple of Wyndham’s consensus 2023 adjusted EBITDA estimate, a forward multiple Wyndham has never achieved, absent COVID-19 disruptions.

•

Immediate Value Realization: The $49.50 per share cash component of the Standard Election Consideration provides Wyndham stockholders with an opportunity to realize significant immediate cash value for their shares.

•

Substantial Long-Term Value: The significant stock component of the Choice offer will provide Wyndham stockholders with a substantial ongoing equity interest in the combined company, allowing Wyndham stockholders to benefit from the resulting synergies and substantial long-term value creation opportunities of the combined company, a value proposition that would be difficult to achieve by either company on a standalone basis.

We believe the Offer is strategically compelling for the following reasons:

•	Franchisee Benefits: The combined company will be well-positioned to capitalize on Choice’s proven franchisee success system and provide franchisees with significant benefits and lower costs by:

•

driving more business to franchisees through lower-cost direct booking channels, resulting in lower customer acquisition commissions and fees, and lower hotel operating costs and technology-driven labor efficiencies, while continuing to control their own commercial and pricing strategy;

•	nearly doubling the resources available to spend on marketing up to approximately $1.2 billion, which expands customer reach and drives direct bookings to franchisees’ hotels;

•	establishing a larger rewards member base with potentially 168 million members that is on par and able to effectively compete with the top global programs in hospitality;

•	improving value of franchisees’ real estate assets by enhancing applicable cap rates and cash flows resulting from affiliation with the combined company;

•	allowing franchisees to scale properties and create far greater conversion and co-branding opportunities;

•	offering guests a broader portfolio of brands, no matter their stay occasions, within a single system; and

•

promoting increased investment and innovation in proprietary technology systems, processes, and training at the hotel and corporate level, driving incremental topline reservation delivery to hotel owners’ properties, while lowering the total cost of hotel operations returns for current Choice franchisees.

•

Significant Synergies: Choice believes there are approximately $150 million of annual cost-driven synergies, the majority of which could be achieved within 24 months following the Second-Step Mergers. Wyndham stockholders would stand to benefit from their share of over $2 billion of potential value creation from the realization of such synergies, based on applying Choice’s Pre-Release Adjusted EBITDA for the next twelve months trading multiple of approximately 13.8x to such synergies. Choice’s management has a robust track record of realizing cost savings and is therefore well-positioned to deliver synergies faster, more efficiently, and with a greater impact.

•

Deleveraging Opportunity: The combined company is expected to benefit from significant free cash flow growth, enabling accelerated deleveraging of its balance sheet following the Second-Step Mergers, while still being able to maintain continued investment in the business. Choice expects that at the time the Proposed Transaction closes, it will have a net debt to Adjusted EBITDA leverage ratio of approximately 5.25x, with a year one interest coverage ratio of approximately 3.0x, a long-term leverage target of approximately 3-4x and an expectation to return to its target leverage range within 24 months of the consummation of the Offer and Second-Step Mergers.

•

Enhanced Competitive Position: The combined company’s expected total revenue and annual Adjusted EBITDA for 2024 of approximately $3.1 billion and $1.4 billion, which includes run-rate cost synergies of approximately $150 million, respectively, being generated by potentially millions of unique guests annually and 168 million rewards members staying across a portfolio of 16,360 hotels and 1.43 million rooms, would increase its competitive position against larger industry players, which includes lodging peers (e.g., traditional hotel companies such as Marriott and Hilton), online distributors (e.g., Expedia and Booking Holdings, etc.) and alternative accommodation providers (e.g., Airbnb and VRBO, etc.). The combined company is also expected to create a leading platform to broaden its offerings in the expanding global lodging market, which was at $411 billion in 2022 and expected to reach $744 billion in 2028, approximately $25 billion in gross rooms revenue, 150 million plus annual check-ins, 300 million plus occupied rooms/nights, $411 billion global lodging and $133 billion US lodging total addressable market metrics. Choice also believes that the combined company is projected to grow rapidly at a rate of 7-10% on an annualized basis. The Choice Board believes this will allow the combined company to be strategically positioned to grow its share, increase efficiency, and allow for excess cash flow generation to fund continuous deleveraging and innovation. Customers of the combined company would benefit from having streamlined and integrated end-to-end solutions and services.

•

Proven Leadership: A combination of the two companies will require strong, tested leadership to build a new culture and organizational structure, assimilate global systems and drive the expected growth. Through Choice’s acquisition of Radisson, completed on August 11, 2022, its brands expanded to include Radisson Blu®, Radisson RED®, Radisson®, Park Plaza®, Country Inn & Suites® by Radisson, Radisson Inn & SuitesSM, Park Inn by Radisson®, Radisson Individuals®, and Radisson Collection®, which are located across the United States, Canada, the Caribbean and Latin America. The successful Radisson acquisition, including the better-than-expected realization of revenue and cost-driven synergies resulting in such business growing from negative $12 million of Adjusted EBITDA in 2021 to an expected $80 million in 2024 is evidence of our management team’s ability to successfully integrate a meaningful acquisition. With Radisson franchisees already benefitting meaningfully from lower OTA commissions, increased guest traffic to direct and digital traffic, improvement in conversion rates and access to more corporate accounts, Choice’s management has demonstrated that it can integrate large hotel operations into its own and produce stockholder benefits across its brands.

Other than the obstacles imposed by the Wyndham Board, including the hurdles that Wyndham can unilaterally eliminate described in the Anti-Takeover Devices Condition, we believe there are no material obstacles to consummating the Offer and the Second-Step Mergers within a reasonable timeframe:

•

Regulatory Hurdles to Business Combination: We are confident that we will be able to obtain the acquired regulatory approvals to complete the Offer and the Second-Step Mergers within a reasonable timeframe. If there are any objections from applicable regulatory agencies, we do not believe such agencies will impose terms or conditions in order to resolve potential objections that would adversely and materially affect the anticipated operations and financial results of the combined company. We have committed to take all actions required to obtain the requisite regulatory approvals so long as such actions would not have a material adverse effect on the combined company.

•

Available Financial Resources: Choice expects to have sufficient cash resources available to complete the transactions contemplated by the Exchange Offer and the Second-Step Mergers. In addition to cash on hand, Choice currently intends to borrow or otherwise finance up to approximately $6.0 billion to complete the acquisition of Wyndham, repay Wyndham’s indebtedness, if required, and pay related transaction expenses. Choice is highly confident in its ability to obtain fully committed financing based on indications from two separate bulge bracket global banks for such amounts; however, Choice has not negotiated the terms of, or entered into, any such financing agreement and Choice cannot provide any assurances that such financing will be available when and as needed or on terms that Choice believes to be commercially reasonable.

We realize there can be no assurance about future results, including results expected as described in the reasons listed above, such as assumptions regarding potential synergies or other benefits expected to be realized following the Offer. Choice’s reasons for the Offer and all other information in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed in the sections of this Exchange Offer titled “Risk Factors” and “Forward-Looking Statements.”

THE OFFER

Overview

Choice is offering to exchange, for each issued and outstanding share of Wyndham Common Stock, at the election of the holder:

•	the Standard Election Consideration set forth on the cover page of this Exchange Offer;

•	the Cash Election Consideration set forth on the cover page of this Exchange Offer; or

•	the Stock Election Consideration set forth on the cover page of this Exchange Offer; and, in each case,

subject to the election and proration procedures and the Additional Consideration described under the sections below titled “The Offer—Elections and Proration—Over-Election of Cash,” “The Offer—Elections and Proration—Under-Election of Cash” and The Offer—Elections and Proration—Additional Consideration” below.

We will not allot or issue fractional shares of Choice Common Stock to holders of Wyndham Common Stock who accept the Offer. To the extent that you would be entitled to fractional shares, those fractional entitlements will be aggregated and, if a fractional share results from such aggregation, you will be entitled to receive, in lieu of such fractional share, an amount in cash determined by multiplying the fractional share by a price equal to the VWAP of Choice Common Stock as quoted on the NYSE over the five NYSE trading days ending on the 10th Business Day preceding the date of expiration of the Offer.

The Offer will expire at 5:00 p.m., New York City time, on March 8, 2024, unless Choice extends the period of time for which the Offer is open, in which case the Expiration Time will be the latest time and date on which the Offer, as so extended, expires.

The Offer is subject to a number of conditions, which are described in the section of this Exchange Offer titled “The Offer—Conditions to the Offer.” Choice expressly reserves the right, subject to the applicable rules and regulations of the SEC, to waive any condition of the Offer described herein in its discretion, except for the Competition Laws Condition, the Registration Statement Condition, the Choice Stockholder Approval Condition and the Stock Exchange Listing Condition, each of which cannot be waived. Choice expressly reserves the right to make any changes to the terms and conditions of the Offer (subject to any obligation to extend the Offer pursuant to the applicable rules and regulations of the SEC).

The purpose of the Offer is for Choice to acquire all of the outstanding shares of common stock of Wyndham in order to combine the businesses of Choice and Wyndham. Choice intends, promptly after consummation of the Offer, to cause Purchaser to merge with and into Wyndham with Wyndham as the surviving corporation, immediately following which Wyndham will merge with and into NewCo with NewCo as the surviving corporation, after which Wyndham would be a direct or indirect, wholly owned subsidiary of Choice. Choice made numerous attempts to engage the

Wyndham Board, making three private proposals between April and September 2023, increasing its proposed purchase price each time. As the Wyndham Board rejected each private proposal and refused to engage in meaningful discussions, Choice announced its offer to acquire Wyndham publicly on October 17, 2023. Following Wyndham’s public rejection of that proposal, Choice made a fourth proposal privately to Wyndham on November 14, 2023, reaffirming the economic and other terms of the prior proposal. Choice also proposed a regulatory termination fee, a ticking fee if the transaction did not close by a certain date and a proposal to take all actions required to obtain the requisite regulatory approvals so long as such actions would not have a material adverse effect on the combined company. The regulatory termination fee would have been payable if the transaction did not close due to the failure to obtain the requisite regulatory approvals and the ticking fee would have been payable upon a successful closing, if applicable. Choice also offered a mutual non-disclosure agreement to allow the parties to conduct confirmatory due diligence. On November 13, 2023, Choice began purchasing shares of Wyndham Common Stock on the open market. As of the date of this Offer, Choice has acquired in excess of $110 million of Wyndham Common Stock. On November 21, 2023, Wyndham publicly rejected the proposed terms of Choice’s offer made on November 14, 2023. In addition to rejecting each offer, the Wyndham Board declined Choice’s repeated requests for confidential mutual, confirmatory due diligence. Due to Wyndham’s unwillingness to even discuss the proposal for a negotiated transaction with Choice and the Wyndham Board’s public statements with respect to Choice’s prior proposals, and because Choice does not believe that it is appropriate for the Wyndham Board to have a veto right over whether the Offer is made available to Wyndham stockholders, Choice is making the Offer directly to Wyndham stockholders upon the terms and subject to the conditions set forth in this Exchange Offer as an alternative to a negotiated transaction. See the section of this Exchange Offer titled “Background of the Offer.”

In the event Choice accepts shares of Wyndham Common Stock for exchange in the Offer, Choice intends to acquire Wyndham pursuant to the Second-Step Mergers. The consideration payable to Wyndham stockholders in the Second-Step Mergers is described in more detail in this Exchange Offer. After the Second-Step Mergers, former remaining Wyndham stockholders will no longer have any ownership interest in Wyndham and, other than those Wyndham stockholders who receive only the Cash Election Consideration and cash in respect of any Additional Consideration that may be payable, will be stockholders of Choice.

Subject to applicable law, Choice reserves the right to amend or terminate the Offer, including in connection with entering into a merger agreement with Wyndham. Holders of Wyndham Common Stock should be aware that no merger agreement has been entered into between Choice and Wyndham.

Choice estimates that, upon consummation of the Offer and the Second-Step Mergers, former Wyndham stockholders will own, in the aggregate, approximately 35% of Choice Common Stock on a diluted basis. For a more detailed discussion of the assumptions on which this estimate is based, see the section of this Exchange Offer titled “The Offer—Ownership of Choice After the Offer.”

Elections and Proration

Elections

Each tendering Wyndham stockholder may:

•	elect to receive the Standard Election Consideration set forth on the cover page of this Exchange Offer;

•	elect to receive the Cash Election Consideration set forth on the cover page of this Exchange Offer; or

•	elect to receive the Stock Election Consideration set forth on the cover page of this Exchange Offer; and, in each case,

subject to the election and proration procedures and the Additional Consideration described under the sections below titled “The Offer—Elections and Proration—Over-Election of Cash,” “The Offer—Elections and Proration—Under-Election of Cash” and The Offer—Elections and Proration—Additional Consideration” below.

The letter of election and transmittal will allow each holder of Wyndham Common Stock to elect to receive only one type of consideration in the form of the Stock Election Consideration or the Cash Election Consideration, subject to proration, or Standard Election Consideration, and in each case, the Additional Consideration, if any.

Choice will issue a press release on the 10th Business Day preceding the scheduled date of expiration of the Offer, which will specify the equivalent market value of the Standard Election Consideration and the resulting amount of the Cash Election Consideration and the number of shares of Choice Common Stock comprising the Stock Election Consideration, subject to proration, as applicable.

Cash Payable in the Offer and the Second-Step Mergers

Choice plans to pay an aggregate of approximately $4.2 billion in cash in the Offer and the Second-Step Mergers, excluding any cash payable in respect of the Additional Consideration. In order to reserve a proportionate amount of cash for payment in the Second-Step Mergers, Choice will pay pursuant to the Offer the Total Cash Payable in the Offer equal to approximately $4.2 billion multiplied by the percentage of the shares of Wyndham Common Stock on a diluted basis (including shares of Wyndham Common Stock owned by Choice or its subsidiaries) that are tendered and accepted for exchange in the Offer. For this purpose, Choice has estimated and will therefore assume that the number of shares of Wyndham Common Stock on a diluted basis (including shares of Wyndham Common Stock owned by Choice or its subsidiaries) is 84.9 million.

As a result, the Total Cash Payable in the Offer will equal:

•	Approximately $4.2 billion, multiplied by

•	the number of shares of Wyndham Common Stock that are tendered and accepted for exchange in the Offer, divided by

•	84.9 million.

Over-Election of Cash

If, after taking into account elections by tendering Wyndham stockholders, the cash payable in the Offer would otherwise be greater than the Total Cash Payable in the Offer, the number of shares of Wyndham Common Stock covered by Cash Elections will be deemed reduced pro rata by the least amount required so that the cash payable in the Offer is no longer greater than the Total Cash Payable in the Offer (and the shares of Wyndham Common Stock no longer covered by Cash Elections as a result of such pro rata reduction will thereupon automatically be deemed to be covered by Stock Elections). For the avoidance of doubt, the Standard Election will not be subject to proration as set forth in this Exchange Offer.

Under-Election of Cash

If, after taking into account elections by tendering Wyndham stockholders, the cash payable in the Offer would otherwise be less than the Total Cash Payable in the Offer, the number of shares of Wyndham Common Stock covered by Stock Elections will be deemed reduced pro rata by the least amount required so that the cash payable in the Offer is no longer less than the Total Cash Payable in the Offer (and the shares of Wyndham Common Stock no longer covered by Stock Elections as a result of such pro rata reduction will thereupon automatically be deemed to be covered by Cash Elections). For the avoidance of doubt, the Standard Election will not be subject to proration as set forth in this Exchange Offer.

Prorationing and Rounding

For purposes of performing any proration described in the sections titled “The Offer—Elections and Proration—Over-Election of Cash” and “The Offer—Elections and Proration—Under-Election of Cash,” the proration will initially be performed pro rata in accordance with the number of shares of Wyndham Common Stock covered by each applicable election subject to proration without rounding and then, for each election that has been prorated, the reduction in the number of shares of Wyndham Common Stock covered by such election as a result of the proration will be rounded to the nearest whole share of Wyndham Common Stock. For the avoidance of doubt, the Standard Election will not be subject to proration as set forth in this Exchange Offer.

Additional Consideration

In the event the Competition Laws Condition remains unsatisfied as of the Ticking Fee Commencement Date, each tendering Wyndham stockholder will be entitled to receive Additional Consideration subject to, and conditioned upon, the acceptance of the shares tendered into the Offer. The Additional Consideration shall be payable in cash or shares of Choice Common Stock, valued at the VWAP of Choice Common Stock as quoted on the NYSE over the five NYSE trading days ending on the 10th Business Day preceding the date of acceptance by Choice of the shares tendered in the Offer, at Choice’s election.

Consequences of Tendering with No Election

Wyndham stockholders who tender their shares of Wyndham Common Stock in the Offer but do not make a valid election will be treated as if they made the Standard Election.

Consideration Payable in the Second-Step Mergers

In the Second-Step Mergers, each remaining share of Wyndham Common Stock (other than shares held by Choice and its subsidiaries (which as of the date of this document is 1,447,264 shares of Wyndham Common Stock) and shares held in treasury by Wyndham and other than shares held by Wyndham stockholders who properly exercise applicable dissenters’ rights under Delaware law) will be cancelled and converted into the right to receive, with respect to such stockholders’ shares, the Cash Election Consideration or the Stock Election Consideration, subject to proration, or the Standard Election Consideration, and the receipt of Additional Consideration, if any. See the section of this Exchange Offer titled “The Offer—Purpose of the Offer; Second-Step Mergers.”

Expiration of the Offer

The Offer is scheduled to expire at 5:00 p.m., New York City time, on March 8, 2024, unless extended by Choice. For more information, you should read the discussion under the section of this Exchange Offer titled “The Offer—Extension, Termination and Amendment.”

Extension, Termination and Amendment

Subject to the applicable rules and regulations of the SEC and the terms and conditions of the Offer, Choice expressly reserves the right (but will not be obligated) (1) to extend, for any reason, the period of time during which the Offer is open; (2) to delay acceptance for exchange of, or the exchange of, shares of Wyndham Common Stock in order to comply in whole or in part with applicable law (any such delay shall be effected in compliance with Rule 14e-1(c) under the Exchange Act, which requires Choice to pay the consideration offered or to return shares of Wyndham Common Stock deposited by or on behalf of Wyndham stockholders promptly after the termination or withdrawal of the Offer); (3) to amend or terminate the Offer without accepting for exchange or exchanging any shares of Wyndham Common Stock under circumstances where any of the conditions referred to in the section of this Exchange Offer titled “The Offer—Conditions to the Offer” have not been satisfied or if Choice or any of its subsidiaries enters into a definitive agreement or announces an agreement in principle with Wyndham providing for a merger or other business combination or transaction with or involving Wyndham or any of its subsidiaries, or the purchase or exchange of securities or assets of Wyndham or any of its subsidiaries, or Choice and Wyndham reach any other agreement or understanding, in either case, pursuant to which it is agreed or provided that the Offer will be terminated; and (4) to amend the Offer or to waive any conditions to the Offer at any time, except for the Competition Laws Condition, the Registration Statement Condition, the Choice Stockholder Approval Condition and the Stock Exchange Listing Condition, in each case by giving oral or written notice of such delay, termination, waiver or amendment to the Exchange Agent and by making public announcement thereof.

Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by a public announcement thereof. In the case of an extension, the related announcement will be issued no later than 9:00 a.m. New York City time, on the next Business Day after the previously scheduled Expiration Time. Subject to applicable law (including Rules 14d-4(d)(i), 14d-6(c) and 14e-1 under the Exchange Act, which require that any material change in the information published, sent or given to Wyndham stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such changes) and without limiting the manner in which we may choose to make any public announcement, Choice will have no obligation to publish, advertise or otherwise communicate any information of this type, other than by issuing a press release or other announcement.

Rule 14e-1(c) under the Exchange Act requires Choice to pay the consideration offered or return the shares of Wyndham Common Stock tendered promptly after the termination or withdrawal of the Offer.

If Choice increases or decreases the percentage of shares of Wyndham Common Stock being sought or the consideration offered in the Offer and the Offer is scheduled to expire at any time before the expiration of ten Business Days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified above, the Offer will be extended until the expiration of ten Business Days from, and including, the date of such notice. If Choice makes a material change in the terms of the Offer (other than a change in the percentage of securities sought or the consideration offered in the Offer) or in the information concerning the Offer, or waives a material condition of the Offer, Choice will extend the Offer, if required by applicable law, for a period sufficient to allow Wyndham stockholders to consider the amended terms of the Offer. Choice will comply with Rule 14d-4(d)(2) under the Exchange Act in connection with material changes to the terms of the Offer.

This Offer and all other relevant materials are being mailed to record holders of shares of Wyndham Common Stock and furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Wyndham’s stockholders lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares of Wyndham Common Stock by Choice.

As used in this Exchange Offer, “Business Day” means: any day other than a Saturday, Sunday or federal holiday, and consisting of the time period from 12:01 a.m. through 12:00 midnight, New York City time. If, prior to the Expiration Time, Choice increases the consideration being exchanged for shares of Wyndham Common Stock pursuant to the Offer, such increased consideration will be received by all stockholders whose shares of Wyndham Common Stock are exchanged pursuant to the Offer, whether or not such shares of Wyndham Common Stock were tendered prior to the announcement of the increase of such consideration.

No subsequent offering period will be available after the Offer.

Exchange of Shares of Wyndham Common Stock; Delivery of Choice Common Stock

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Choice will accept for exchange promptly after the Expiration Time all shares of Wyndham Common Stock validly tendered and not properly withdrawn (in accordance with the procedure set out in the section of this Exchange Offer titled “The Offer—Withdrawal Rights”) prior to the Expiration Time. Choice will exchange all shares of Wyndham Common Stock validly tendered and not withdrawn promptly following the acceptance of shares of Wyndham Common Stock for exchange pursuant to the Offer. Choice expressly reserves the right, in its discretion, but subject to the applicable rules and regulations of the SEC, to delay acceptance for and thereby delay exchange of shares of Wyndham Common Stock in order to comply in whole or in part with applicable laws or if any of the conditions referred to in the section of this Exchange Offer titled “The Offer—Conditions to the Offer” have not been satisfied or if any event specified in that section has occurred.

In all cases, Choice will exchange all shares of Wyndham Common Stock tendered and accepted for exchange pursuant to the Offer only after timely receipt by the Exchange Agent of (1) the certificates representing such shares of Wyndham Common Stock (or a timely confirmation of a book-entry transfer of such shares of Wyndham Common Stock into the Exchange Agent’s account at DTC, pursuant to the procedures set forth in the section of this Exchange Offer titled “The Offer—Procedure for Tendering” (“Book-entry Confirmation”)), (2) the letter of election and transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message and (3) any other documents required under the letter of election and transmittal. An “Agent’s Message” means: a message transmitted by DTC to, and received by, the Exchange Agent and forming a part of the Book-entry Confirmation which states that DTC has received an express acknowledgment from the participant in DTC tendering the shares of Wyndham Common Stock that are the subject of such Book-entry Confirmation, that such participant has received and agrees to be bound by the letter of election and transmittal and that Choice may enforce such agreement against such participant.

For purposes of the Offer, Choice will be deemed to have accepted for exchange, and thereby exchanged, shares of Wyndham Common Stock validly tendered and not properly withdrawn, if and when Choice gives oral or written notice to the Exchange Agent of Choice’s acceptance for exchange of such shares of Wyndham Common Stock pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, exchange of shares of Wyndham Common Stock accepted for exchange pursuant to the Offer will be made by deposit of the Offer Consideration being exchanged therefor with the Exchange Agent, which will act as agent for tendering Wyndham stockholders for the purpose of receiving the Offer Consideration from Choice and transmitting such offer consideration to tendering Wyndham stockholders whose shares of Wyndham Common Stock have been accepted for exchange. Under no circumstances will Choice pay interest on the Offer Consideration for shares of Wyndham Common Stock, regardless of any extension of the Offer or other delay in making such exchange.

If any tendered shares of Wyndham Common Stock are not accepted for exchange for any reason, or if certificates representing such shares of Wyndham Common Stock are submitted evidencing more shares of Wyndham Common Stock than are tendered, certificates evidencing unexchanged or untendered shares of Wyndham Common Stock will be returned, without expense, to the tendering Wyndham stockholder (or, in the case of Wyndham Common Stock tendered by book-entry transfer into the Exchange Agent’s account at DTC pursuant to the procedures set forth below under the section in this Exchange Offer titled “The Offer—Procedure for Tendering,” such shares of Wyndham Common Stock will be credited to an account maintained at DTC), as promptly as practicable following expiration or termination of the Offer.

Choice reserves the right to transfer or assign, in whole or in part from time to time to one or more of its affiliates, the right to exchange all or any portion of the shares of Wyndham Common Stock tendered pursuant to the Offer, but any such transfer or assignment will not relieve Choice of its obligations under the Offer or prejudice the rights of the tendering Wyndham stockholders to exchange shares of Wyndham Common Stock validly tendered and accepted for exchange pursuant to the Offer.

Cash in Lieu of Fractional Choice Common Stock

We will not allot or issue fractional shares of Choice Common Stock to holders of Wyndham Common Stock who accept the Offer. To the extent that you would be entitled to fractional shares, those fractional entitlements will be aggregated, and if a fractional share results from such aggregation, you will be entitled to receive, in lieu of such fractional share, an amount in cash determined by multiplying the fractional share by a price equal to the VWAP of Choice Common Stock as quoted on the NYSE over the five NYSE trading days ending on the 10th Business Day preceding the date of expiration of the Offer.

Procedure for Tendering

In order for Wyndham stockholders to validly tender shares of Wyndham Common Stock pursuant to the Offer, the Exchange Agent must receive prior to the Expiration Time the letter of election and transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by the letter of election and transmittal, at one of its addresses set forth on the back cover of this Exchange Offer and either (1) the certificates representing tendered shares of Wyndham Common Stock must be received by the Exchange Agent at such address or such shares of Wyndham Common Stock must be tendered pursuant to the procedure for book-entry transfer described below and the Book-entry Confirmation must be received by the Exchange Agent (including an Agent’s Message), in each case prior to the Expiration Time, or (2) the tendering Wyndham stockholder must comply with the guaranteed delivery procedures described below.

Wyndham stockholders who wish to tender their shares should complete the “Exchange Offer Election” section in the letter of election and transmittal to elect the type of consideration to be received in exchange for the shares of Wyndham Common Stock being tendered thereby. Wyndham stockholders who tender their shares of Wyndham Common Stock but do not make a valid election will be treated as if they made the Standard Election. See the section in this Exchange Offer titled “The Offer—Elections and Proration.”

The method of delivery of share certificates and all other required documents, including delivery through DTC, is at the option and risk of the tendering Wyndham stockholder, and the delivery will be deemed made only when actually received by the Exchange Agent. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer. The Exchange Agent will establish accounts with respect to the shares of Wyndham Common Stock at DTC for purposes of the Offer. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of shares of Wyndham Common Stock by causing DTC to transfer such shares of Wyndham Common Stock from the common CUSIP account to the CONTRA CUSIP account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of shares of Wyndham Common Stock may be effected through book-entry transfer at DTC, an Agent’s Message and any other required documents must, in any case, be received by the Exchange Agent at one of its addresses set forth on the back cover of this Exchange Offer prior to the Expiration Time. Delivery of documents to DTC does not constitute delivery to the Exchange Agent.

Signature Guarantees. A signature guarantee is required on a letter of election and transmittal (1) if the letter of election and transmittal is signed by a registered holder of shares of Wyndham Common Stock and/or has completed either the box titled “Special Issuance or Payment Instructions” or the box titled “Special Delivery Instructions” on the letter of election and transmittal or (2) if shares of Wyndham Common Stock are tendered for the account of a financial institution that is a member of the Security Transfer Agent Medallion Signature Program, or by any other “Eligible Guarantor Institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each an “Eligible Institution”). All signatures on letters of election and transmittal must be guaranteed by an Eligible Institution. If a certificate representing shares of Wyndham Common Stock is registered in the name of a person other than the signer of the letter of election and transmittal, then such certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the certificate, with the signature(s) on such certificate or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 of the letter of election and transmittal.

Guaranteed Delivery. If a Wyndham stockholder desires to tender shares of Wyndham Common Stock pursuant to the Offer and such stockholder’s certificates representing such shares of Wyndham Common Stock are not immediately available, such stockholder cannot deliver such certificates and all other required documents to the Exchange Agent prior to the Expiration Time, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such shares of Wyndham Common Stock may nevertheless be tendered, provided that all the following conditions are satisfied:

1.	the tender is made by or through an Eligible Institution;

2.

a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by Choice, is received by the Exchange Agent prior to the Expiration Time as provided below; and

3.

the share certificates (or Book-entry Confirmation) representing all tendered shares of Wyndham Common Stock, in proper form for transfer, in each case together with the letter of election and transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the letter of election and transmittal), and any other documents required by the letter of election and transmittal, are received by the Exchange Agent within two NYSE trading days after the date of execution of such notice of guaranteed delivery.

The notice of guaranteed delivery may be delivered by mail or by email to the Exchange Agent and must include a guarantee by an Eligible Institution in the form set forth in such notice of guaranteed delivery.

In all cases, exchange of shares of Wyndham Common Stock tendered and accepted for exchange pursuant to the Offer will be made only after timely receipt by the Exchange Agent of the certificates representing such shares of Wyndham Common Stock, or the Book-entry Confirmation of the delivery of such shares of Wyndham Common Stock, and the letter of election and transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by the letter of election and transmittal.

Determination of Validity. Choice’s interpretation of the terms and conditions of the Offer (including the letter of election and transmittal and the instructions thereto) will be final and binding to the fullest extent permitted by law. All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for exchange of any shares of Wyndham Common Stock will be determined by Choice in its discretion, which determination shall be final and binding to the fullest extent permitted by law. Choice reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance of or exchange for which may, in the opinion of its counsel, be unlawful. Choice also reserves the absolute right to waive any condition of the Offer to the extent permitted by applicable law except for the Competition Laws Condition, the Registration Statement Condition, the Choice Stockholder Approval Condition and the Stock Exchange Listing Condition or any defect or irregularity in the tender of any shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of shares of Wyndham Common Stock will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Choice or any of its respective affiliates or assigns, the dealer managers, the Exchange Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

A tender of shares of Wyndham Common Stock pursuant to any of the procedures described above will constitute the tendering Wyndham stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering Wyndham stockholder’s representation and warranty to Choice that (1) such stockholder owns the tendered shares of Wyndham Common Stock (and any and all other shares of Wyndham Common Stock or other securities issued or issuable in respect of such shares of Wyndham Common Stock), (2) the tender complies with Rule 14e-4 under the Exchange Act, (3) such stockholder has the full power and authority to tender, sell, assign and transfer the tendered shares of Wyndham Common Stock (and any and all other shares of Wyndham Common Stock or other securities issued or issuable in respect of such shares of Wyndham Common Stock) and (4) when the same are accepted for exchange by Choice, Choice will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

The acceptance for exchange by Choice of shares of Wyndham Common Stock pursuant to any of the procedures described above will constitute a binding agreement between the tendering Wyndham stockholder and Choice upon the terms and subject to the conditions of the Offer.

Appointment. By executing a letter of election and transmittal, or through delivery of an Agent’s Message, as set forth above, a tendering Wyndham stockholder irrevocably appoints designees of Choice as such stockholder’s agents, attorneys-in-fact and proxies, each with full power of substitution, in the manner set forth in the letter of election and transmittal, to the full extent of such stockholder’s rights with respect to the shares of Wyndham Common Stock tendered by such stockholder and accepted for exchange by Choice (and with respect to any and all other shares of Wyndham Common Stock or other securities issued or issuable in respect of such shares of Wyndham Common Stock on or after the date of the commencement of the Offer). All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered shares of Wyndham Common Stock (and such other shares of Wyndham Common Stock and securities). Such appointment will be effective when, and only to the extent that, Choice accepts such shares of Wyndham Common Stock for exchange. Upon appointment, all prior powers of attorney and proxies given by such stockholder with respect to such shares of Wyndham Common Stock (and such other shares of Wyndham Common Stock and securities) will be revoked, without further action, and no subsequent powers of attorney or proxies may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of Choice will, with respect to the shares of Wyndham Common Stock (and such other shares of Wyndham Common Stock and securities) for which the appointment is effective, be empowered to exercise all voting, consent and other rights of such stockholder as they in their discretion may deem proper at any annual or special meeting of Wyndham stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Choice reserves the right to require that, in order for shares of Wyndham Common Stock to be deemed validly tendered, immediately upon Choice’s acceptance of shares of Wyndham Common Stock for exchange, Choice must be able to exercise full voting, consent and other rights with respect to such shares of Wyndham Common Stock (and such other shares of Wyndham Common Stock and securities).

The foregoing proxies are effective only upon acceptance for exchange of shares of Wyndham Common Stock tendered pursuant to the Offer. The Offer does not constitute a solicitation of proxies (absent an exchange of shares of Wyndham Common Stock) for any meeting of Wyndham stockholders, which will be made only pursuant to separate proxy materials complying with the requirements of the rules and regulations of the SEC.

Withdrawal Rights

Tenders of shares of Wyndham Common Stock made pursuant to the Offer are irrevocable except that such shares of Wyndham Common Stock may be withdrawn at any time prior to the Expiration Time and, if Choice has not accepted shares of Wyndham Common Stock for exchange, at any time following 60 Business Days from commencement of the Offer. If Choice elects to extend the Offer, is delayed in its acceptance for exchange of shares of Wyndham Common Stock or is unable to accept shares of Wyndham Common Stock for exchange pursuant to the Offer for any reason, then, without prejudice to Choice’s rights under the Offer, the Exchange Agent may, on behalf of Choice, retain tendered shares of Wyndham Common Stock, and such shares of Wyndham Common Stock may not be withdrawn except to the extent that tendering Wyndham stockholders are entitled to withdrawal rights as described in this section. Any such delay will be by extension of the Offer to the extent required by law. See the section of this Exchange Offer titled “The Offer—Extension, Termination and Amendment.”

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Exchange Agent at its address set forth on the back cover page of this Exchange Offer. Any such notice of withdrawal must specify the name of the person who tendered the shares of Wyndham Common Stock to be withdrawn, the number of shares of Wyndham Common Stock to be withdrawn and the name of the registered holder of such shares of Wyndham Common Stock, if different from that of the person who tendered such shares of Wyndham Common Stock. If certificates representing shares of Wyndham Common Stock to be withdrawn have been delivered or otherwise identified to the Exchange Agent, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Exchange Agent and, unless such shares of Wyndham Common Stock have been tendered by or for the account of an Eligible Institution, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If shares of Wyndham Common Stock have been tendered pursuant to the procedure for book-entry transfer as set forth in the section of this Exchange Offer titled “The Offer—Procedure for Tendering,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares of Wyndham Common Stock.

Withdrawals of tendered shares of Wyndham Common Stock may not be rescinded. Any tendered shares of Wyndham Common Stock properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn shares of Wyndham Common Stock may be re-tendered at any time prior to the Expiration Time by following one of the procedures described in the section of this Exchange Offer titled “The Offer—Procedure for Tendering.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Choice in its discretion, which determination will be final and binding to the fullest extent permitted by law. None of Choice or any of its respective affiliates or assigns, the dealer managers, the Exchange Agent, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Announcement of Results of the Offer

Choice will announce the final results of the Offer, including whether all of the conditions to the Offer have been satisfied or waived and whether Choice will accept the tendered shares of Wyndham Common Stock for exchange after the Expiration Time. The announcement will be made by a press release.

Material U.S. Federal Income Tax Consequences

The following is a general discussion of the material U.S. federal income tax consequences to U.S. holders (as defined to below) of Wyndham Common Stock whose shares are exchanged pursuant to the Offer and/or the First Merger for shares of Choice Common Stock and/or cash. The following discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury regulations promulgated thereunder, rulings, judicial decisions and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion does not address all aspects of U.S. federal income taxes and does not deal with foreign, state, local or other tax considerations, such as estate and gift tax laws, that may be relevant to U.S. holder in light of their particular circumstances (including Medicare contribution tax on net investment income). We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the Offer or the Second-Step Mergers or the ownership or disposition of Choice Common Stock.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of shares of Wyndham Common Stock or Choice Common Stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is: (1) a citizen or resident of the United States; (2) a corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia; (3) a trust if (x) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (y) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or (4) an estate that is subject to U.S. federal income tax on its worldwide income regardless of its source.

The following discussion applies only to U.S. holders of shares of Wyndham Common Stock, or shares of Choice Common Stock received in exchange for shares of Wyndham Common Stock pursuant to the Offer and/or the First Merger, who hold such shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders in light of their particular circumstances and does not apply to U.S. holders subject to special treatment under the U.S. federal income tax laws (such as, dealers or brokers in securities, commodities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, U.S. holders deemed to sell Wyndham Common Stock or Choice Common Stock under the constructive sale provisions of the Code, banks and certain other financial institutions, insurance companies, mutual funds, tax-exempt organizations or governmental organizations, tax-qualified retirement plans, holders liable for any alternative minimum tax, Subchapter S corporations, partnerships or other pass-through entities or investors in partnerships or such other pass-through entities, regulated investment companies, real estate investment trusts, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders who hold shares of Wyndham Common Stock or Choice Common Stock as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment, U.S. holders who hold or receive Wyndham Common Stock or Choice Common Stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation, or holders who exercise appraisal rights, accrual method U.S. holders that are subject to Section 451(b) of the Code or U.S. holders that hold Wyndham Common Stock or will hold Choice Common Stock through a non-U.S. financial institution).

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of Wyndham Common Stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. U.S. holders that are partners of a partnership holding shares of Wyndham Common Stock are urged to consult their tax advisors regarding the tax consequences of the partnership exchanging the shares of Wyndham Common Stock pursuant to the Offer and/or the First Merger for shares of Choice Common Stock.

This discussion is for informational purposes only and is not tax advice. U.S. holders are urged to consult their tax advisors as to the specific tax consequences to them of the receipt of Choice Common Stock and/or cash in exchange for shares of Wyndham Common Stock pursuant to the Offer and the Second-Step Mergers, including the applicability and effect of any state, local, foreign and other federal tax laws or under applicable income tax treaty. This discussion is not applicable to non-U.S. holders and any non-U.S. holders are urged to consult their U.S. an non-U.S. tax advisors.

Treatment of the Offer and the Second-Step Mergers as a “Reorganization”

Provided that following the completion of the Offer and the Second-Step Mergers the value of the Choice shares constitutes at least 40% of the total value of the consideration (including any Additinal Consideration) received by Wyndham stockholders, it is intended that the Offer and the Second-Step Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, if Choice elects to pay the Additional Consideration in cash in an amount sufficient to cause the stock component of the Offer Consideration to constitute less than 40% of the aggregate fair market value of the Offer Consideration, if the Offer and the Second-Step Mergers are not treated as component parts of an integrated transaction for U.S. federal income tax purposes, if the Second-Step Mergers are not completed or if the transaction otherwise fails to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the exchange of Wyndham Common Stock for shares of Choice Common Stock in the Offer and/or the First Merger will be taxable to such Wyndham stockholders for U.S. federal income tax purposes.

If the Offer and the Second-Step Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the U.S. federal income tax consequences to U.S. holders who receive shares of Choice Common Stock and/or cash in exchange for shares of Wyndham Common Stock pursuant to Offer and/or the First Merger generally will be as described below. However, neither the Offer nor the Second-Step Mergers are conditioned on the receipt of an opinion from counsel that the Offer and the Second-Step Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Furthermore, no ruling has been requested, nor is any ruling intended to be requested, from the IRS with respect to the U.S. federal income tax consequences of the Offer or the Second-Step Mergers. Accordingly, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to such intended treatment of the Offer and the Second-Step Mergers.

Tax Consequences of the Offer and the Second-Step Mergers

Assuming, as discussed above, that the Offer and the Second-Step Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the U.S. federal income tax consequences of the Offer and the Second-Step Mergers to U.S. holders are as follows:

•

a U.S. holder who receives a combination of shares of Choice Common Stock and cash (other than cash received in lieu of fractional shares of Choice Common Stock) in exchange for shares of Wyndham Common Stock pursuant to the Offer and/or the First Merger generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the Choice Common Stock and cash received by the U.S. holder exceeds such U.S. holder’s adjusted tax basis in its shares of Wyndham Common Stock surrendered and (ii) the amount of cash received by such U.S. holder (in each case excluding any cash received in lieu of fractional shares in Choice Common Stock, which will be treated as discussed below);

•

a U.S. holder who receives solely Choice Common Stock (other than cash received in lieu of fractional shares of Choice Common Stock) in exchange for shares of Wyndham Common Stock pursuant to the Offer and/or the First Merger generally will not recognize any gain or loss for U.S. federal income tax purposes as a result of such exchange;

•

a U.S. holder who receives solely cash in exchange for shares of Wyndham Common Stock pursuant to the Offer and/or the First Merger generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the cash received by the U.S. holder and such U.S. holder’s adjusted tax basis in its shares of Wyndham Common Stock surrendered;

•

the aggregate tax basis of shares of Choice Common Stock received pursuant to the Offer and the First Merger (including any fractional shares of Choice Common Stock deemed received and exchanged for cash, as discussed below) will be the same as the aggregate tax basis of the shares of Wyndham Common Stock surrendered in exchange therefor, decreased by the amount of cash received (excluding any cash received in lieu of fractional shares of Choice Common Stock), and increased by the amount of gain recognized on the exchange (excluding any gain recognized with respect to any fractional shares of Choice Common Stock for which cash is received, as discussed below); and

•

the holding period of the Choice Common Stock received in exchange for shares of Wyndham Common Stock (including any fractional shares of Choice Common Stock deemed received and exchanged for cash, as discussed below) will include the holding period of the Choice Common Stock for which it is exchanged.

If the Offer and the Second-Step Mergers, taken together, do not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, then the receipt of Choice common stock and/or cash in exchange for Wyndham common stock in the Offer and/or First Merger will be a taxable transaction. In such a case, a U.S. holder generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of the fair market value of the Choice common stock received in the Offer and/or First Merger plus the amount of any cash and (ii) such holder’s adjusted tax basis in its shares of Wyndham common stock exchanged in the Offer and/or First Merger.

For purposes of the above discussion, any Additional Consideration should be treated as additional consideration received by a U.S. holder in exchange for its Wyndham Common Stock. If a U.S. holder acquired different blocks of shares of Wyndham Common Stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of shares of Wyndham Common Stock, and such U.S. holder’s basis and holding period in its shares of Choice Common Stock may be determined with reference to each block of shares of Wyndham Common Stock. Any such U.S. holder should consult its tax advisors regarding the manner in which cash and shares of Choice Common Stock received in the Offer and the First Merger should be allocated among different blocks of shares of Wyndham Common Stock and with respect to identifying the bases or holding periods of the particular shares of Choice Common Stock received.

Any gain or loss recognized by a U.S. holder in connection with the Offer and the Second-Step Mergers generally will constitute capital gain or loss and will constitute long-term capital gain or loss if such U.S. holder has held its shares of Wyndham Common Stock surrendered for more than one year as of the date of the exchange. Long-term capital gains of certain non-corporate holders, including individuals, are generally taxed at preferential rates. The deductability of capital losses is subject to limitations.

Cash in Lieu of a Fractional Share

If the Offer and the Second-Step Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder who receives cash in lieu of a fractional share of Choice Common Stock will generally be treated as having received the fractional share pursuant to the Offer or the First Merger, as applicable, and then as having sold that fractional share of Choice Common Stock for cash. As a result, such U.S. holder will generally recognize gain or loss equal to the difference between the amount of cash received and the tax basis allocated to such fractional share of Choice Common Stock (as discussed above). Gain or loss recognized with respect to cash received in lieu of a fractional share of Choice Common Stock will generally constitute capital gain or loss, and will constitute long-term capital gain or loss if, as of the date of the exchange, the holding period for such share is greater than one year. The deductibility of capital losses is subject to limitations.

Ownership and Disposition of Choice Common Shares

Distributions

The gross amount of a distribution made by Choice with respect to Choice Common Stock will be a dividend for U.S. federal income tax purposes to the extent paid out of Choice’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such amount will be included in a U.S. holder’s gross income as ordinary income for the taxable year in which it is received. If a distribution exceeds the portion of Choice’s earnings and profits attributable to such distribution, the excess will be treated as a nontaxable return of capital to the extent of a U.S. holder’s tax basis in such Choice Common Stock and thereafter as a capital gain. Dividends may be eligible for the dividends received deduction allowed to corporations. Corporate U.S. holders should consult with their tax advisors with respect to the potential application of the dividends received deduction.

Dividends received by individuals and other non-corporate U.S. holders of Choice Common Stock who meet the holding period requirements will generally be eligible for reduced rates of taxation, as qualified dividends.

Sale or Other Disposition of Choice Common Shares

U.S. holders will recognize gain or loss for U.S. federal income tax purposes upon a sale or other disposition of Choice Common Stock in an amount equal to the difference, if any, between the amount realized from such sale or disposition and the U.S. holder’s adjusted tax basis in such Choice Common Stock (as determined on a stock-by-stock basis). Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the Choice Common Stock has been held for more than one year as of the date of disposition. Long-term capital gains recognized by U.S. holders that are not treated as corporations for U.S. federal income tax purposes generally will be eligible for reduced rates of taxation. The deductibility of capital losses recognized by U.S. holders may be subject to certain limitations.

Information Reporting and Backup Withholding

Payments made to U.S. holders in exchange for shares of Wyndham Common Stock pursuant to the Offer or the First Merger will be subject to information reporting and may be subject to backup withholding. Dividend payments with respect to Choice Common Stock and proceeds from the sale, exchange or redemption of Choice Common Stock, may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding will not apply, however, to U.S. holders who furnish a correct taxpayer identification number and make other required certifications, or who are otherwise exempt from backup withholding and establish such exempt status.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. holder’s U.S. federal income tax liability, and a U.S. holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Reporting

Holders of Wyndham Common Stock who owned at least five percent (by vote or value) of the total outstanding shares of Wyndham Common Stock, or owned shares of Wyndham Common Stock with a tax basis of $1 million or more, are required to attach a statement to their tax returns for the year in which the Offer and the Second-Step Mergers are completed that contains the information set forth in U.S. Treasury Regulations Section 1.368-3(b). Such statement must include the fair market value, determined immediately before the exchange, of all of such holder’s shares of Wyndham Common Stock exchanged pursuant to the Offer and the First Merger and such holder’s tax basis, determined immediately before the exchange, in its shares of Wyndham Common Stock.

Ownership of Choice After the Offer

Upon consummation of the Offer and the Second-Step Mergers, former Wyndham stockholders will own in the aggregate approximately 35% of Choice Common Stock on a diluted basis. This estimate assumes that:

•

the number of outstanding shares of Wyndham Common Stock immediately prior to the consummation of the Offer is 82,961,907, the total number of outstanding shares of Wyndham Common Stock reported in the Latest Wyndham 10-Q;

•

pursuant to the Offer (including the terms relating to proration of elections), Purchaser acquires all of the outstanding shares of Wyndham Common Stock other than the 1,447,264 shares of Wyndham Common Stock directly owned by or allocated to Choice or its subsidiaries;

•

pursuant to the Second-Step Mergers, the 1,447,264 shares of Wyndham Common Stock directly owned by or allocated to Choice or its subsidiaries and the shares of Wyndham Common Stock acquired pursuant to the Offer are cancelled;

•	no Additional Consideration is required to be paid; and

•

the information about options, restricted stock units, performance-based restricted stock units and other equity-based awards contained in the Wyndham 10-Q is accurate and remains current at consummation of the Second-Step Mergers and, in connection with the Second-Step

Mergers, (1) unvested options to purchase Wyndham Common Stock will become vested options, (2) vested options to purchase Wyndham Common Stock are treated as though they were shares of Wyndham Common Stock with a market value equal to their aggregate spread (relative to exercise price) receiving the Standard Election Consideration per share and (3) all unvested restricted stock units and performance-based restricted stock units of Wyndham Common Stock will become vested and are treated as though they were an equivalent number of shares of Wyndham Common Stock receiving the Standard Election Consideration per share (and for purposes of determining the number of Choice Common Stock on a diluted basis represented by shares or share awards issued in respect of Wyndham options, restricted stock units and performance-based restricted stock units as discussed in this bullet, assuming that option spreads and the diluted share calculation are based on the closing price of Choice Common Stock as of $114.31).

Purpose of the Offer; Second-Step Mergers

The purpose of the Offer is for Choice to acquire all of the outstanding shares of common stock of Wyndham in order to combine the businesses of Choice and Wyndham. Choice intends, promptly after consummation of the Offer, to cause Purchaser to merge with and into Wyndham with Wyndham as the surviving corporation, immediately following which Wyndham will merge with and into NewCo with NewCo as the surviving corporation, after which Wyndham would be a direct or indirect, wholly owned subsidiary of Choice. The purpose of the Second-Step Mergers is for Choice to acquire all issued and outstanding shares of Wyndham Common Stock that are not acquired in the Offer.

In the Second-Step Mergers, each remaining share of Wyndham Common Stock (other than shares held by Choice and its subsidiaries (which as of the date of this document is 1,447,264 shares of Wyndham Common Stock) and shares held in treasury by Wyndham and other than shares held by Wyndham stockholders who properly exercise applicable dissenters’ rights under Delaware law) (a “Remaining Share”), will be cancelled and converted into the right to receive, at the election of the holder, the Cash Election Consideration or the Stock Election Consideration, subject to proration, or the Standard Election Consideration, and in each case, the Additional Consideration, if any.

Choice will prorate elections in the Second-Step Mergers in the same manner as the Offer. Pursuant to the Second-Step Mergers, Choice will pay for the Remaining Shares an amount in cash equal to the number of such shares times the cash portion of the Standard Election Consideration Purchaser pays in the Offer (the “Total Cash Payable in the Second-Step Mergers”).

If, after taking into account elections by holders of Remaining Shares, the cash payable in the Second-Step Mergers would otherwise be greater than the Total Cash Payable in the Second-Step Mergers, the number of Remaining Shares covered by Cash Elections will be deemed reduced pro rata by the least amount required so that the cash payable in the Second-Step Mergers is no longer greater than the Total Cash Payable in the Second-Step Mergers (and the Remaining Shares no longer covered by Cash Elections as a result of such pro rata reduction will thereupon automatically be deemed to be covered by Stock Elections).

If, after taking into account elections by holders of Remaining Shares, the cash payable in the Second-Step Mergers would otherwise be less than the Total Cash Payable in the Second-Step Mergers, the number of Remaining Shares covered by Stock Elections will be deemed reduced pro rata by the least amount required so that the cash payable in the Second-Step Mergers is no longer less than the Total Cash Payable in the Second-Step Mergers (and the Remaining Shares no longer covered by Stock Elections as a result of such pro rata reduction will thereupon automatically be deemed to be covered by Cash Elections).

Promptly after the Second-Step Mergers, Choice will send election forms to holders of Remaining Shares enabling them to make Standard Elections, Cash Elections or Stock Elections with respect to their shares. Holders of the Remaining Shares who do not make a valid election will be treated as if they made the Standard Election.

In the event the Competition Laws Condition remains unsatisfied as of the Ticking Fee Commencement Date, each tendering Wyndham stockholder will be entitled to receive Additional Consideration subject to, and conditioned upon, the acceptance of the shares tendered into the Offer. The Additional Consideration shall be payable in cash or shares of Choice Common Stock, valued at the VWAP of Choice Common Stock as quoted on the NYSE over the five NYSE trading days ending on the 10th Business Day preceding the date of acceptance by Choice of the shares tendered in the Offer, at Choice’s election. Additional Consideration, if any, will be paid to holders of Remaining Shares upon consummation of the Second-Step Mergers.

Because it will take some time after the Second-Step Mergers for holders of Remaining Shares to complete and return their election forms, Choice expects that there will be a delay of several weeks before holders of Remaining Shares will be eligible to receive their merger consideration. Choice will not pay interest on the merger consideration.

After the Second-Step Mergers, Choice would own all of the issued and outstanding shares of Wyndham Common Stock. See the sections of this Exchange Offer titled “The Offer—Elections and Proration”; “The Offer—Statutory Requirements; Approval of the Second-Step Mergers”; and “The Offer—Plans for Wyndham.”

Statutory Requirements; Approval of the Second-Step Mergers

Under Section 251(h) of the DGCL, if (a) Wyndham and Purchaser have entered into a merger agreement approving the Offer and Second-Step Mergers under Section 203 of the DGCL and opting into Section 251(h) of the DGCL before consummation of the Offer and (b) Purchaser acquires shares of Wyndham Common Stock pursuant to the Offer and, following consummation of the Offer, owns a majority of the outstanding shares of Wyndham Common Stock, Purchaser will be able to effect each of the Second-Step Mergers as a “short form” merger without further approval of the Wyndham Board or a vote of the remaining Wyndham stockholders. The Offer is effectively conditioned on those events occurring (since it is conditioned on the Wyndham Board taking steps to assure that the Second-Step Mergers can be completed in the short-form manner permitted by Section 251(h) of the DGCL and on the tender of a number of shares of Wyndham Common Stock which, together with any other shares of Wyndham Common Stock that Choice (or its controlled affiliates, including Purchaser) owns or has a right to acquire, is a majority of the total number of outstanding shares of Wyndham Common Stock). Choice intends to take all necessary and appropriate action to cause the Second-Step Mergers to become effective promptly after consummation of the Offer, without a meeting of Wyndham stockholders. This condition may be waived by Choice in its sole discretion.

Appraisal/Dissenters’ Rights

Wyndham stockholders do not have dissenters’ or appraisal rights in connection with the Offer. However, in connection with the First Merger, which Choice expects to be consummated without a vote of Wyndham stockholders, Wyndham stockholders who have not tendered their shares of Wyndham Common Stock in the Offer will have rights under Delaware law to dissent from the First Merger and demand appraisal of their shares of Wyndham Common Stock. Stockholders who perfect appraisal rights by complying with the procedures set forth in Section 262 of the DGCL will be entitled to receive a cash payment equal to the “fair value” of their shares of Wyndham Common Stock, as determined by a Delaware court. Because appraisal rights are not available in connection with the Offer, no demand for appraisal under Section 262 of the DGCL may be made at this time. Any such judicial determination of the fair value of the shares of Wyndham Common Stock could be based upon considerations other than or in addition to the consideration paid in the Offer and the market value of the shares of Wyndham Common Stock. Wyndham stockholders should recognize that the value so determined could be higher or lower than, or the same as, the consideration per share paid pursuant to the Offer or the consideration paid in such a merger. Moreover, we may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the shares of Wyndham Common Stock is less than the consideration paid in the Offer or in such a merger.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. BECAUSE OF THE COMPLEXITY OF DELAWARE LAW RELATING TO APPRAISAL RIGHTS, WE ENCOURAGE YOU TO SEEK THE ADVICE OF YOUR OWN LEGAL COUNSEL. THE FOREGOING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE DGCL. THE DESCRIPTION OF SECTION 262 ABOVE IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH SECTION, A COPY OF WHICH IS ATTACHED TO THIS EXCHANGE OFFER AS ANNEX A.

Plans for Wyndham

The Offer is the first step in Choice’s plan to acquire all of the issued and outstanding shares of Wyndham Common Stock and effect a business combination of Choice and Wyndham. Choice intends, promptly following acceptance for exchange and exchange of shares of Wyndham Common Stock in the Offer, to complete the Second-Step Mergers pursuant to which Choice will acquire all Remaining Shares of Wyndham Common Stock. See the sections of this Exchange Offer titled “The Offer—Purpose of the Offer; Second-Step Mergers” and “The Offer—Statutory Requirements; Approval of the Second-Step Mergers.”

Choice intends, promptly after consummation of the Offer, to cause Purchaser to merge with and into Wyndham with Wyndham as the surviving corporation, immediately following which Wyndham will merge with and into NewCo with NewCo as the surviving corporation, after which Wyndham would be a direct or indirect, wholly owned subsidiary of Choice. Choice made numerous attempts to engage the Wyndham Board, making three private proposals between April and September 2023, increasing its proposed purchase price each time. As the Wyndham Board rejected each private proposal and refused to engage in meaningful discussions, Choice announced its offer to acquire Wyndham publicly on October 17, 2023. Following Wyndham’s public rejection of that proposal, Choice made a fourth proposal privately to Wyndham on November 14, 2023, reaffirming the economic and other terms of the prior proposal. Choice also proposed a regulatory termination fee, a ticking fee if the transaction did not close by a certain date and a proposal to take all actions required to obtain the requisite regulatory approvals so long as such actions would not have a material adverse effect on the combined company. Choice also offered a mutual non-disclosure agreement to allow the parties to conduct confirmatory due diligence. On November 21, 2023, Wyndham publicly rejected the proposed terms of Choice’s offer made November 14, 2023. In addition to rejecting each offer, the Wyndham Board declined Choice’s repeated requests for confidential mutual, confirmatory due diligence. Due to Wyndham’s unwillingness to even discuss the proposal for a negotiated transaction with Choice and the Wyndham Board’s public statements with respect to Choice’s prior proposals, and because Choice does not believe that it is appropriate for the Wyndham Board to have a veto right over whether the Offer is made available to Wyndham stockholders, Choice is making the Offer directly to Wyndham stockholders upon the terms and subject to the conditions set forth in this Exchange Offer as an alternative to a negotiated transaction. See the section of this Exchange Offer titled “Background of the Offer.”

When permitted to do so pursuant to the Wyndham Bylaws, Choice intends to nominate at least a sufficient number of directors, who if elected, would constitute a majority of the Wyndham Board, to give the Wyndham stockholders another direct voice with respect to the Offer. Choice believes that the election of its nominees would further demonstrate that Wyndham stockholders support the Proposed Combination, in addition to the support shown by those stockholders tendering Wyndham Common Stock pursuant to the Offer. If our nominees are elected, they would be obligated to act in accordance with their duties as directors of Wyndham and would not owe any fiduciary duties to Choice. If elected, our nominees could take steps to support and facilitate the Offer and the Second-Step Mergers should the nominees, as new directors, deem it appropriate in the exercise of their duties to Wyndham and the Wyndham stockholders.

If, and to the extent that, Choice (and/or any of Choice’s subsidiaries) acquires control of Wyndham or otherwise obtains access to the books and records of Wyndham, Choice intends to conduct a detailed review of Wyndham’s business, operations, capitalization and management and consider and determine what, if any, changes would be desirable in light of the circumstances which then exist. Such strategies could include, among other things, changes in Wyndham’s business, corporate structure, rationalization of employment and cost levels, marketing strategies, capitalization, management structure and personnel or dividend policy.

Effect of the Offer on the Market for Shares of Wyndham Common Stock; NYSE Listing; Registration under the Exchange Act; Margin Regulations

Effect of the Offer on the Market for the Shares of Wyndham Common Stock

The exchange of shares of Wyndham Common Stock by Choice pursuant to the Offer will reduce the number of shares of Wyndham Common Stock that might otherwise trade publicly and will reduce the number of holders of shares of Wyndham Common Stock, which could adversely affect the liquidity and market value of the Remaining Shares of Wyndham Common Stock held by the public. The extent of the public market for Wyndham Common Stock and the availability of quotations reported in the over-the-counter market depends upon the number of stockholders holding Wyndham Common Stock, the aggregate market value of the shares remaining at such time, the interest of maintaining a market in the shares on the part of any securities firms and other factors. According to the Latest Wyndham 10-Q, there were 82,961,907 shares of Wyndham Common Stock outstanding. Choice intends, promptly after consummation of the Offer, to cause Purchaser to merge with and into Wyndham with Wyndham as the surviving corporation, immediately following which Wyndham will merge with and into NewCo with NewCo as the surviving corporation.

NYSE Listing

The shares of Wyndham Common Stock are quoted on the NYSE. Depending upon the number of shares of Wyndham Common Stock exchanged pursuant to the Offer and the number of Wyndham stockholders remaining thereafter, the shares of Wyndham Common Stock may no longer meet the requirements of the NYSE for continued listing and may be delisted from the NYSE. According to the NYSE’s published guidelines, the NYSE would consider delisting the shares of Wyndham Common Stock if, among other things, (1) the number of total round-lot stockholders of Wyndham should fall below 400, (2) the number of total stockholders should fall below 1,200 and the average monthly trading volume for the shares of Wyndham Common Stock is less than 100,000 for the most recent 12 months or (3) the number of publicly held shares of Wyndham Common Stock (exclusive of holdings of officers and directors of Wyndham and their immediate families and other concentrated holdings of 10% or more) should fall below 600,000.

If, as a result of the exchange of shares of Wyndham Common Stock pursuant to the Offer or otherwise, the shares of Wyndham Common Stock no longer meet the requirements of the NYSE for continued listing and the listing of the shares of Wyndham Common Stock is discontinued, the market for the shares of Wyndham Common Stock could be adversely affected. If the NYSE were to delist the shares of Wyndham Common Stock, it is possible that the shares of Wyndham Common Stock would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. The extent of the public market therefor and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the shares of Wyndham Common Stock on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Choice cannot predict whether the reduction in the number of shares of Wyndham Common Stock that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the shares of Wyndham Common Stock or whether it would cause future market prices to be greater or less than the consideration being offered in the Offer. If shares of Wyndham Common Stock are not delisted prior to the Second-Step Mergers, then shares of Wyndham Common Stock will cease to be listed on the NYSE upon consummation of the Second-Step Mergers. Choice intends, promptly after consummation of the Offer, to cause Purchaser to merge with and into Wyndham with Wyndham as the surviving corporation, immediately following which Wyndham will merge with and into NewCo with NewCo as the surviving corporation.

Registration Under the Exchange Act

Wyndham Common Stock is currently registered under the Exchange Act. This registration may be terminated upon application by Wyndham to the SEC if Wyndham Common Stock is not listed on a “national securities exchange” and there are fewer than 300 record holders. Termination of registration would substantially reduce the information required to be furnished by Wyndham to holders of Wyndham Common Stock and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders’ meetings and the requirements of Exchange Act Rule 13e-3 with respect to “going private” transactions, no longer applicable to Wyndham Common Stock. In addition, “affiliates” of Wyndham and persons holding “restricted securities”

of Wyndham may be deprived of the ability to dispose of these securities pursuant to Rule 144 under the Securities Act. If registration of Wyndham Common Stock is not terminated prior to the Second-Step Mergers, then the registration of Wyndham Common Stock under the Exchange Act will be terminated upon consummation of the Second-Step Mergers. Choice intends, promptly after consummation of the Offer, to cause Purchaser to merge with and into Wyndham with Wyndham as the surviving corporation, immediately following which Wyndham will merge with and into NewCo with NewCo as the surviving corporation.

Margin Regulations

Shares of Wyndham Common Stock are currently “margin securities,” as such term is defined under the rules of the Board of Governors of the Federal Reserve System (“Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, it is possible that the shares of Wyndham Common Stock might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event such shares of Wyndham Common Stock generally could no longer be used as collateral for loans made by brokers. In addition, if registration of the shares of Wyndham Common Stock under the Exchange Act were terminated, the shares of Wyndham Common Stock would no longer constitute “margin securities.” Choice intends, promptly after consummation of the Offer, to cause Wyndham to merge with Purchaser.

Conditions to the Offer

Notwithstanding any other provision of the Offer and in addition to (and not in limitation of) Choice’s right to extend and amend the Offer at any time, in its discretion, Choice shall not be required to accept for exchange any shares of Wyndham Common Stock tendered pursuant to the Offer, shall not (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) be required to make any exchange for shares of Wyndham Common Stock accepted for exchange and may extend, terminate or amend the Offer, if immediately prior to the expiration of the Offer, in the reasonable judgment of Choice, any one or more of the following conditions shall not have been satisfied:

Minimum Tender Condition

There shall have been validly tendered and not properly withdrawn prior to the expiration of the Offer, a number of shares of Wyndham Common Stock which, together with any other shares of Wyndham Common Stock that Choice (or its controlled affiliates, including Purchaser) Purchaser then owns or has a right to acquire, is a majority of the total number of outstanding shares of Wyndham Common Stock on a fully diluted basis as of the date that we accept shares of Wyndham Common Stock for exchange pursuant to the Offer.

Anti-Takeover Devices Condition

The impediments to the consummation of the Offer and the Second-Step Mergers which the Wyndham Board can remove shall have been rendered inapplicable to the Offer and the Second-Step Mergers. The following shall have occurred (in the reasonable judgment of Choice):

•

the Wyndham Board shall have approved the Offer and the Second-Step Mergers under Section 203 of the DGCL, or Section 203 of the DGCL shall otherwise be inapplicable to the Offer and the Second-Step Mergers or Choice shall acquire in the Offer in excess of 85% of the shares of Wyndham Common Stock outstanding at the time the transaction commenced in accordance with Section 203 of the DGCL;

•	the Wyndham Board shall have taken steps to ensure that the Second-Step Mergers can be completed in the short-form manner permitted by Section 251(h) of the DGCL; and

•

any other impediments to the consummation of the Offer and Second-Step Mergers of which Choice is (on the date of this Exchange Offer) unaware and which the Wyndham Board can remove shall have been removed or otherwise rendered inapplicable to the Offer and the Second-Step Mergers.

Choice Stockholder Approval Condition

Choice stockholders shall have approved (i) the issuance of Choice Common Stock contemplated in connection with the Offer and the Second-Step Mergers, in accordance with the rules of the NYSE, on which the Choice Common Stock is listed and (ii) other matters ancillary to the Offer and the Second-Step Mergers. Choice expects to file a preliminary proxy statement with respect to a special meeting of Choice stockholders to obtain this approval prior to the expiration of this Exchange Offer, and it is Choice’s intention to obtain this approval prior to Wyndham’s 2024 annual meeting of stockholders.

Competition Laws Condition

The waiting period applicable to the Offer and the Second-Step Mergers under the HSR Act shall have expired or been terminated. In addition:

•

the waiting period (or extension thereof) applicable to the Offer and the Second-Step Mergers under any applicable antitrust laws and regulations, other than the HSR Act, shall have expired or been terminated, and any approvals or clearances, including those required by any international bodies, if applicable, and, in each case as determined by Choice to be required or advisable thereunder shall have been obtained on terms satisfactory to Choice, and

•

any other approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority as determined by Choice to be required or advisable shall have been obtained on terms satisfactory to Choice.

On the date of this Exchange Offer, Choice filed the notification required for the consummation of the Proposed Combination by the HSR Act. Choice commenced discussions with the FTC on December 5, 2023, regarding the proposed transaction and commits to take all actions required to obtain the requisite regulatory approvals so long as such actions would not have a material adverse effect on the combined company.

Stock Exchange Listing Condition

The Choice Common Stock issuable to Wyndham stockholders in connection with the Offer and the Second-Step Mergers shall have been approved for listing on the NYSE, subject to official notice of issuance.

Registration Statement Condition

The registration statement of which this Exchange Offer is a part shall have become effective under the Securities Act. No stop order suspending the effectiveness of the registration statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC.

No Injunction Condition

No court or other governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, statute or ordinance, common law, rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award or agency requirement (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Offer and the Second-Step Mergers.

No Wyndham Material Adverse Effect Condition

A “Wyndham Material Adverse Effect” means: any Circumstance that, individually or in the aggregate, (i) has had, or would reasonably be expected to have, a materially adverse effect on the financial condition, business, operations, assets, liabilities or results of operations of Wyndham and its subsidiaries, taken as a whole, or (ii) would, or would reasonably be expected to, materially impair the ability of Wyndham or any of its subsidiaries to consummate the Offer or the Second-Step Mergers; provided, however, that solely for purposes of the foregoing clause (i) only, to the extent any Circumstance results from the following items, then it will be excluded in determining whether there has been a Wyndham Material Adverse Effect: (A) changes after the date hereof in GAAP or the official interpretation or enforcement thereof or any other accounting requirements generally applicable to the industry in which Wyndham or any of its subsidiaries operates, (B) changes after the date hereof generally affecting the financial, securities, debt or financing markets or general economic or political conditions, (C) changes after the date hereof in Law of general applicability to companies in the industry in which Wyndham or any of its subsidiaries operates, (D) acts or declarations of war or other armed hostilities, sabotage or terrorism, and (E) any failure by Wyndham or any of its subsidiaries to meet any internal or published estimates, budgets, projections, forecasts or predictions of financial performance for any period (it being understood that the underlying cause of any such failure described in this clause (E) may be considered in determining whether or not a Wyndham Material Adverse Effect has occurred); provided that, in the case of clauses (A), (B), (C) and (D), any such Circumstances may be taken into account in determining whether or not there has been a Wyndham Material Adverse Effect to the extent any such Circumstance has been, or is reasonably likely to be, disproportionately adverse to such person and its subsidiaries, taken as a whole, as compared to other participants in the industry in which such person and any of its subsidiaries operate.

Diligence Condition

Choice shall have been given reasonable access to Wyndham’s non-public information related to Wyndham’s business, assets, and liabilities to complete its confirmatory due diligence review and Choice shall have concluded, in its reasonable judgment, that there are no material adverse facts or developments concerning or affecting Wyndham’s business, assets and liabilities that have not been publicly disclosed prior to the commencement of the Offer that would result or be reasonably likely to result in a Diminution of Value. The Diligence Condition is only a condition to the Offer due to the fact that Wyndham has refused to engage in meaningful discussions with respect to a negotiated transaction, and accordingly, Choice has had to rely solely on publicly available information.

Financing Condition

Choice shall have obtained financing proceeds in amounts, together with its cash on hand, sufficient to consummate the Exchange Offer and the Second-Step Mergers and pay related fees and expenses.

Choice expects to have sufficient cash resources available to complete the transactions contemplated by the Exchange Offer and the Second-Step Mergers. In addition to cash on hand, Choice currently intends to borrow or otherwise finance up to approximately $6.0 billion to complete the acquisition of Wyndham, repay Wyndham’s indebtedness, if required, and pay related transaction expenses. Choice is highly confident in its ability to obtain fully committed financing based on indications from two separate bulge bracket global banks for such amounts; however, Choice has not negotiated the terms of, or entered into, any such financing agreement and Choice cannot provide any assurances that such financing will be available when and as needed or on terms that Choice believes to be commercially reasonable.

Other Conditions to the Offer

None of the following events shall have occurred and be continuing and be of a nature that could reasonably be expected to make it inadvisable for us to complete the Offer or Second-Step Mergers:

(1)

there shall be threatened, instituted or pending any action, proceeding or application before any court, government or governmental authority or other regulatory or administrative agency or commission, domestic or foreign, (i) which challenges the acquisition by Choice of Wyndham Common Stock, seeks to restrain, delay or prohibit the consummation of the Offer or the Second-Step Mergers or seeks to obtain any material damages or otherwise directly or indirectly relates to the Offer or the Second-Step Mergers, (ii) which seeks to prohibit or impose material limitations on Choice’s acquisition, ownership or operation of all or any portion of Choice’s or Wyndham’s businesses or assets (including the businesses or assets of their respective affiliates and subsidiaries) or of Wyndham Common Stock (including, without limitation, the right to vote the shares purchased by Choice or an affiliate thereof, on an equal basis with all other shares of Wyndham Common Stock on all matters presented to the stockholders of Wyndham), or seeks to compel Choice to dispose of or hold separate all or any portion of its own or Wyndham’s businesses or assets (including the businesses or assets of their respective affiliates and subsidiaries) as a result of the transactions contemplated by the Offer or the Second-Step Mergers, (iii) which might adversely affect Wyndham, Choice, or any of their respective affiliates or subsidiaries (“Adverse Effect”), or result in a Diminution in the Value, (iv) which seeks to impose any condition to the Offer or the Second-Step Mergers unacceptable to Choice, except that this condition will not fail to be satisfied as a result of a governmental entity requiring that Choice (A) divest, license, or hold separate (including by trust or otherwise) any businesses or assets of Choice, Wyndham or their respective affiliates, or (B) agree to or effect any action that limits any freedom of action with respect to Choice’s, Wyndham’s or their respective affiliates’ ability to retain, operate, manage, govern or influence any of their respective businesses or assets (which requirements in clauses (A) and (B) collectively referred to as a “Regulatory Action”), as long as such Regulatory Action would not have a material adverse effect on the financial condition, business, operations, assets, liabilities or results of operations of Choice, Wyndham and their respective subsidiaries, taken as a whole, or (v) adversely affecting the financing of the Offer;

(2)

other than the waiting periods under the HSR Act and any other applicable antitrust laws and regulations, any statute, rule, regulation or order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed or become applicable to the Offer, the Second-Step Mergers or the transactions contemplated by the Offer or Second-Step Mergers that might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (iv) of paragraph (1) above, except that this condition will not fail to be satisfied as a result of a governmental entity requiring that Choice agree to or effect any Regulatory Action as long as such Regulatory Action would not have a material adverse effect on the financial condition, business, operations, assets, liabilities or results of operations of Choice, Wyndham and their respective subsidiaries, taken as a whole;

(3)

there shall have occurred (i) any general suspension of, or limitation on times or prices for, trading in securities on any national securities exchange or in the over-the-counter market, (ii) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the Nasdaq 100 Index by any amount in excess of 15% measured from the close of business on December 11, 2023, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) the outbreak or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (v) any limitation (whether or not mandatory) by any governmental authority or other regulatory agency on, or any other event which might affect the extension of credit by, banks or other lending institutions or the availability of the financing of the Offer, (vi) a suspension of or limitation (whether or not mandatory) on the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in the United States or (vii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(4)

Wyndham or any subsidiary of Wyndham shall have (i) issued, distributed, pledged or sold, or authorized, or proposed the issuance, distribution, pledge or sale of (A) any shares of its capital stock (other than sales or issuances pursuant to the present terms of employee stock awards outstanding on the date of this Exchange Offer) of any class (including, without limitation, Wyndham Common Stock) or securities convertible into or exchangeable for any such shares of capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any other securities of Wyndham (other than any employee awards referred to in the financial statements in Wyndham’s 10-K for the fiscal year ended December 31, 2022), (B) any other securities in respect of, in lieu of or in substitution for Wyndham Common Stock or (C) any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities, (ii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding shares of Wyndham Common Stock or other securities, (iii) proposed, recommended, authorized, declared, issued or paid any dividend or distribution on any shares of Wyndham Common Stock or any other security, whether payable in cash, securities or other property, other than Wyndham’s regular quarterly dividend of $0.35 per share of Wyndham Common Stock, (iv) altered or proposed to alter any material term of any outstanding security, (v) incurred, agreed to incur or announced its intention to incur any debt other than in the ordinary course of business and consistent with past practice, (vi) authorized, recommended, proposed or publicly announced its intent to enter into any merger, consolidation, liquidation, dissolution, business combination, acquisition or disposition of assets or securities other than in the ordinary course of business, any material change in its capitalization, any release or relinquishment of any material contractual or other rights or any comparable event, or taken any action to implement any such transaction previously authorized, recommended, proposed or publicly announced or (vii) entered into any other agreement or otherwise effected any other arrangement with any other party or with its officers or other employees of Wyndham, which in any of the cases described in (i) through (vi) above might, individually or in the aggregate, have an Adverse Effect or result in a Diminution in Value;

(5)

Wyndham or any of its subsidiaries shall have amended or proposed or authorized any amendment to Wyndham’s Second Amended and Restated Certificate of Incorporation (the “Wyndham Charter”), the Third Amended and Restated Bylaws of Wyndham (the “Wyndham Bylaws”) or similar organizational documents, or Choice shall have learned that Wyndham or any of its subsidiaries shall have proposed, adopted or recommended any such amendment, which has not previously been publicly disclosed by Wyndham and also set forth in filings with the SEC prior to commencement of the Offer, in a manner that, in the reasonable judgment of Choice, might, directly or indirectly, (i) delay or otherwise restrain, impede or prohibit the Offer or the Second-Step Mergers or (ii) prohibit or limit the full rights of ownership of shares of Wyndham Common Stock by Choice or any of its affiliates, including, without limitation, the right to vote any shares of Wyndham Common Stock acquired by Choice pursuant to the Offer or otherwise on all matters properly presented to Wyndham stockholders;

(6)

Wyndham or any of its subsidiaries shall have transferred into trust, escrow or similar arrangement any amounts required to fund any existing benefit, employment or severance agreements with any of its employees or shall have entered into or otherwise effected with its officers or any other employees any additional benefit, employment, severance or similar agreements, arrangements or plans other than in the ordinary course of business or entered into or amended any agreements, arrangements or plans so as to provide for increased benefits to such employee or employees as a result of or in connection with the transactions contemplated by the Offer or the Second-Step Mergers;

(7)

(i) a tender or exchange offer for some or all of the shares of Wyndham Common Stock has been publicly proposed to be made or has been made by another person (including Wyndham or any of its subsidiaries or affiliates, but excluding Choice or any of its affiliates), or has been publicly disclosed, or Choice otherwise learns that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of Wyndham (including the Wyndham Common Stock), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of Wyndham (including the Wyndham Common Stock) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on the date of this Exchange Offer, (ii) any such person or group which, prior to the date of this Exchange Offer, had filed such a Schedule 13D or 13G with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of Wyndham, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of Wyndham constituting 1% or more of any such class or series, (iii) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving Wyndham or (iv) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire Wyndham or any assets or securities of Wyndham;

(8)

Choice becomes aware (i) that any material contractual right of Wyndham or any of its subsidiaries has been or will be impaired or otherwise adversely affected or that any material amount of indebtedness of Wyndham or any of its subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the completion by Choice or any of Choice’s affiliates of the Second-Step Mergers or any other business combination involving Wyndham or (ii) of any covenant, term or condition in any instrument or agreement of Wyndham or any of its subsidiaries that, in Choice’s reasonable judgment, has or may have material adverse significance with respect to either the value of Wyndham or any of its subsidiaries or affiliates or the value of the Wyndham Common Stock to Choice or any of

Choice’s affiliates (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the shares of Wyndham Common Stock by Choice or the completion of the Second-Step Mergers or any other similar business combination involving Wyndham; and/or

(9)

Wyndham or any of its subsidiaries shall have (i) granted to any person proposing a merger or other business combination with or involving Wyndham or any of its subsidiaries or the purchase or exchange of securities or assets of Wyndham or any of its subsidiaries any type of option, warrant or right which, in Choice’s reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any shares of Wyndham Common Stock or other securities, assets or business of Wyndham or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination, purchase or exchange.

Each of the conditions under this section of this Exchange Offer titled “The Offer—Conditions to the Offer” is for the sole benefit of Choice and may be asserted by Choice regardless of the circumstances (including any action or inaction by us) giving rise to any such conditions or, except as otherwise expressly set forth herein to the contrary, may be waived by Choice in whole or in part at any time and from time to time in Choice’s sole discretion. The determination as to whether any condition has occurred shall be in Choice’s reasonable judgment and that judgment shall be final and binding on all parties. The failure by Choice at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Notwithstanding the fact that Choice reserves the right to assert the occurrence of a condition following acceptance for exchange but prior to exchange in order to delay issuance of Choice Common Stock or cancel Choice’s obligation to pay the consideration payable for properly tendered shares of Wyndham Common Stock, Choice will either promptly pay that consideration for properly tendered shares of Wyndham Common Stock or promptly return such shares of Wyndham Common Stock.

A public announcement shall be made of a material change in, or waiver of, such conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver.

Dividends and Distributions

If, on or after the date hereof, Wyndham should (1) split, combine or otherwise change the Wyndham Common Stock or its capitalization, (2) acquire currently outstanding Wyndham Common Stock or otherwise cause a reduction in the number of shares of outstanding Wyndham Common Stock or (3) issue or sell additional Wyndham Common Stock, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options to acquire, any of the foregoing, other than Wyndham Common Stock issued pursuant to the exercise of stock options outstanding as of the date of this Exchange Offer, then, subject to the conditions of the Offer above, Choice, in its sole discretion, may make such adjustments as it deems appropriate in the Offer price and other terms of the Offer, including, without limitation, the number or type of securities offered to be purchased.

If, on or after the date of this Exchange Offer, Wyndham should declare or pay any cash dividend on the Wyndham Common Stock or other distribution on the Wyndham Common Stock, other than Wyndham’s regular quarterly dividend of $0.35 per share of Wyndham Common Stock, or issue with respect to the Wyndham Common Stock any additional Wyndham Common Stock, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to stockholders of record on a date prior to the transfer of the shares of Wyndham Common Stock purchased pursuant to the Offer to Choice or its nominee or transferee on Wyndham’s stock transfer records, then, subject to the conditions of the Offer above, (1) the Offer price and other terms of the Offer may, in Choice’s sole discretion, be adjusted to reflect the amount of any such cash dividend or cash distribution and (2) the whole of any such non-cash dividend, distribution or issuance to be received by the tendering stockholders will (i) be received and held by the tendering stockholders for Choice’s account and will be required to be promptly remitted and transferred by each tendering stockholder to the Exchange Agent for Choice’s account, accompanied by appropriate documentation of transfer, or (ii) at Choice’s direction, be exercised for Choice’s benefit, in which case the proceeds of such exercise will promptly be remitted to Choice. Pending such remittance and subject to applicable law, Choice will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution, issuance or proceeds and may withhold the entire Offer price or deduct from the Offer price the amount or value thereof, as determined by Choice in its sole discretion.

Certain Legal Matters

General. Except as otherwise disclosed herein, based upon an examination of publicly available filings with respect to Wyndham, Choice is not aware of any licenses or other regulatory permits which appear to be material to the business of Wyndham and which might be adversely affected by the acquisition of Wyndham Common Stock by Choice pursuant to the Offer or the Second-Step Mergers or, except as otherwise described in this Exchange Offer, of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Wyndham Common Stock by Choice pursuant to the Offer or the Second-Step Mergers. Should any such approval or other action be required, it is currently contemplated that such approval or action would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions or that adverse consequences might not result to Wyndham’s or Choice’s business or that certain parts of Wyndham’s or Choice’s business might not have to be disposed of in the event that such approvals were not obtained or such other actions were not taken, any of which could cause Choice to elect to terminate the Offer without the acceptance for exchange of Wyndham Common Stock thereunder. Choice’s obligation under the Offer to accept for exchange and issue Choice Common Stock is subject to certain conditions specified above.

Antitrust Clearance. The Offer is subject to review by the FTC and the Department of Justice Antitrust Division (the “DOJ” and collectively with the FTC as the “Antitrust Agencies”). Under the HSR Act, the Offer may not be completed until certain information has been provided to the Antitrust Agencies and the applicable HSR Act waiting period has expired or been terminated.

On the date of this Exchange Offer, Choice filed the notification required for the consummation of the Proposed Combination by the HSR Act. While Choice believes the proposed transaction will receive necessary clearance under the HSR Act, Choice understands based on pre-filing communications with the FTC that the Proposed Combination will be subject to at least a nonpublic investigation by the FTC. Choice commenced discussions with the FTC on December 5, 2023 regarding the proposed transaction and commits to take all actions required to obtain the requisite regulatory approvals so long as such actions would not have a material adverse effect on the combined company.

The FTC or DOJ may extend the initial waiting period by issuing a Request for Additional Information and Documentary Material (a “Second Request”). In such an event, the statutory waiting period would extend until 30 days after Choice has substantially complied with the Second Request, unless it is earlier terminated by the applicable Antitrust Agency. Choice has and intends to continue to cooperate with the FTC, the DOJ and other applicable governmental and regulatory agencies.

The Antitrust Agencies frequently scrutinize the legality under the antitrust laws of transactions such as Choice’s acquisition of Wyndham Common Stock pursuant to the Offer. At any time before or after the consummation of any such transactions, one of the Antitrust Agencies could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the exchange of shares pursuant to the Offer or seeking divestiture of the Wyndham Common Stock so acquired, divestiture of certain of Choice’s or Wyndham’s businesses or assets, or placing restrictions on the conduct of the combined company’s business. States and private parties may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer and/or the Second-Step Mergers on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See the section of this Exchange Offer titled “The Offer—Conditions to the Offer” for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

The Offer and/or the Second-Step Mergers may also be subject to review by antitrust authorities in jurisdictions outside the United States. Under some of these jurisdictions, the Offer and/or the Second-Step Mergers may not be consummated before a notification has been submitted to the relevant antitrust authority and/or certain consents, approvals, permits or authorizations have been obtained and/or the applicable waiting period has expired or has been terminated; in addition, there may be jurisdictions where the submission of a notification is only voluntary but advisable. Choice intends to make all necessary and advisable (at the sole discretion of Choice) notifications in these jurisdictions as soon as practicable. The consummation of the Offer and/or of the Second-Step Mergers is subject to the condition that the waiting period (or extension thereof) applicable to the Offer and the Second-Step Mergers under any applicable antitrust laws and regulations shall have expired or been earlier terminated, and any approvals or clearances, including those required by any international bodies, if applicable, and, in each case as determined by Choice to be required or advisable thereunder shall have been obtained.

Section 203 of the DGCL. The Offer is subject to the condition that the Wyndham Board shall have approved the Offer and the Second-Step Mergers under Section 203 of the DGCL, or Choice shall be satisfied, in its reasonable judgment, that Section 203 of the DGCL is inapplicable to the Offer and the Second-Step Mergers. This condition will be satisfied if (1) prior to the acceptance for exchange of shares of Wyndham Common Stock pursuant to the Offer, the Wyndham Board shall have approved the Offer and the Second-Step Mergers or (2) there are validly tendered and not properly withdrawn prior to the Expiration Time a number of shares of Wyndham Common Stock that, together with the shares of Wyndham Common Stock then beneficially owned by Choice, would represent at least 85% of the voting stock of Wyndham outstanding on the Expiration Date (excluding shares of Wyndham Common Stock owned by certain employee stock plans and persons who are directors and also officers of Wyndham).

Section 203 of the DGCL would otherwise apply to the Second-Step Mergers or any other “business combination” (as defined in Section 203) involving Choice (and/or any of its subsidiaries) and Wyndham. Section 203 could make it more difficult and/or significantly delay Choice’s (and/or any of its subsidiaries’) ability to acquire all of the outstanding shares of Wyndham Common Stock. Section 203, in general, prevents an “interested stockholder” (generally, a stockholder and an affiliate or associate thereof owning 15% or more of a corporation’s outstanding voting stock) from engaging in a business combination (defined to include a merger or consolidation and certain other transactions) with a Delaware corporation for a period of three years following the time such stockholder became an interested stockholder unless (1) before the stockholder became an interested stockholder the corporation’s board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (2) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares of stock owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (3) at or after the time the stockholder became an interested stockholder the business combination was approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

The provisions of Section 203 of the DGCL do not apply to a Delaware corporation if, among other things, (1) such corporation amends its certificate of incorporation or bylaws to elect not to be governed by Section 203 (which, as of the date of this Exchange Offer, Wyndham has not) and such amendment is approved by (in addition to any other required vote) the affirmative vote of a majority of the shares of common stock of such corporation entitled to vote; provided that such amendment would not be effective until 12 months after its adoption and would not apply to any business combination between such corporation and any person who became an interested stockholder on or prior to the date of such adoption, (2) such corporation does not have a class of voting stock that is listed on a national securities exchange, or held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder, or (3) certain business combinations are proposed prior to the consummation or abandonment of, and subsequent to the earlier of the public announcement or the notice required under Section 203 of, any one of certain proposed transactions which (i) is with or by a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the corporation’s board of directors and (ii) is approved or not opposed by a majority of the board of directors then in office who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election to succeed such directors by a majority of such directors. The description of Section 203 above is qualified in its entirety by reference to such section, a copy of which is attached to this Exchange Offer as Annex B.

State Takeover Laws. A number of states have adopted laws and regulations applicable to offers to acquire securities of corporations which are incorporated in such states and/or which have substantial assets, stockholders, principal executive offices or principal places of business therein. In Edgar v. MITE Corporation, the Supreme Court of the United States held that the Illinois Business Takeover Statute, which made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and was therefore unconstitutional. In CTS Corporation v. Dynamics Corporation of America, the Supreme Court held that as a matter of corporate law, and in particular, those laws concerning corporate governance, a state may constitutionally disqualify an acquirer of “control shares” (ones representing ownership in excess of certain voting power thresholds, e.g., 20%, 33% or 50%) of a corporation incorporated in its state and meeting certain other jurisdictional requirements from exercising voting power with respect to those shares without the approval of a majority of the disinterested stockholders.

We do not believe that any state takeover laws (other than Section 203 of the DGCL) purport to apply to the Offer or the Second-Step Mergers. We have not currently complied with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Second-Step Mergers and nothing in this Exchange Offer or any action taken in connection with the Offer or the Second-Step Mergers is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Second-Step Mergers and if an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Second-Step Mergers, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, we might be unable to accept for payment or pay for Wyndham Common Stock tendered pursuant to the Offer, or be delayed in consummating the Offer or the Second-Step Mergers. In such case, we may not be obliged to accept for payment or pay for any shares of Wyndham Common Stock tendered pursuant to the Offer.

Regulatory Approvals

In addition to the approvals and clearances described in the Competition Laws Condition, the Offer and the Second-Step Mergers may also be subject to review by government authorities and other regulatory agencies, including in jurisdictions outside the United States. Choice intends to file promptly all notifications that it determines are necessary or advisable under the applicable laws, rules and regulations of the respective identified authorities, agencies and jurisdictions for the consummation of the Offer and/or the Second-Step Mergers and to file all post-completion notifications that it determines are necessary or advisable as soon as possible after completion has taken place.

Financing of the Offer; Sources and Amount of Funds

Choice estimates that the total amount of cash required to complete the transactions contemplated by the Offer and the Second-Step Mergers will be approximately $6.0 billion (excluding the Additional Consideration, if any, transaction fees and expenses, such as fees associated with new borrowings and/or issuances of debt securities in connection with the Offer and Second-Step Mergers, and excluding litigation expenses and any cash and cash equivalents from Wyndham). The estimated amount of cash required is based on Choice’s due diligence review of Wyndham’s publicly available information to date and is subject to change. For a further discussion of the risks relating to Choice’s limited due diligence review, see the section of this Exchange Offer titled “Risk Factors—Risk Factors Relating to the Offer and the Second-Step Mergers.”

Choice expects to have sufficient cash resources available to complete the transactions contemplated by the Exchange Offer and the Second-Step Mergers. In addition to cash on hand, Choice currently intends to borrow or otherwise finance, including, as necessary, via a registered underwritten offering and/or private placement of equity or equity-linked securities, up to $6.0 billion to complete the acquisition of Wyndham, repay Wyndham’s indebtedness, if required, and pay related transaction expenses. Choice is highly confident in its ability to obtain fully committed financing based on indications from two separate bulge bracket global banks for such amounts; however, Choice has not negotiated the terms of, or entered into, any such financing agreement and Choice cannot provide any assurances that such financing will be available when and as needed or on terms that Choice believes to be commercially reasonable.

As of September 30, 2023, Choice had approximately $36,432,000 of cash and cash equivalents on hand (as reported in the Latest Choice 10-Q). For a further discussion of the risks relating to Choice’s debt obligations, see the section of this Exchange Offer titled “Risk Factors—Risk Factors Relating to Choice Following the Offer.”

Certain Relationships with Wyndham and Interest of Choice and Choice’s Executive Officers and Directors in the Offer

Except as set forth in this Exchange Offer, neither we nor, to the best of our knowledge, any of our directors, executive officers or other affiliates or any of the other persons set forth in Schedule I has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Wyndham, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as otherwise described in this Exchange Offer, there have been no contacts, negotiations or transactions during the past two years, between us or, to the best of our knowledge, any of the persons listed on Schedule I to this Exchange Offer, on the one hand, and Wyndham or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, an exchange offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets.

As of the date of the Offer, Choice directly owns 1,447,264 shares of Wyndham Common Stock and for purposes of the Exchange Act beneficially owns 1,447,264 shares of Wyndham Common Stock, representing less than 1.7% of the outstanding shares of Wyndham Common Stock. Choice has purchased 1,447,264 shares of Wyndham Common Stock within the past 60 days.

As of the date of the Offer, Choice owns, personally and/or through entities directly or indirectly controlled by public shareholders, 1,447,264 shares of Wyndham Common Stock, representing approximately 1.7% of the outstanding shares of Wyndham Common Stock.

The name, citizenship, business address, business telephone number, principal occupation or employment, and five-year employment history for each of the directors and executive officers of Choice and certain other information are set forth in Schedule I to this Exchange Offer. Except as described in this Exchange Offer and in Schedule I hereto, none of Choice or, after due inquiry and to the best knowledge and belief of Choice, any of the persons listed on Schedule I to this Exchange Offer, has during the last five years (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Except as set forth in this Exchange Offer, to Choice’s knowledge, after reasonable inquiry, none of the persons listed on Schedule I to this Exchange Offer, nor any of their respective associates or majority-owned subsidiaries, beneficially owns or has the right to acquire any securities of Wyndham or has effected any transaction in securities of Wyndham during the past 60 days.

We do not believe that the Offer and the Second-Step Mergers will result in a change in control under any of Choice’s equity plans. As a result, no stock options or other outstanding equity awards held by executive officers of Choice or members of the Choice Board will vest as a result of the Offer and the Second-Step Mergers. The Offer and the Second-Step Mergers may result in a change in control under the severance benefit agreements between Choice and certain of its executive officers and under Choice’s severance benefit plan in which certain of its executive officers who do not have an employment or severance benefit agreement are participants. Pursuant to such severance benefit agreements and plan, certain executive officers of Choice (including the persons listed on Schedule I to this Exchange Offer) may be entitled to enhanced severance payments if such executive officer’s employment is terminated by Choice under certain circumstances or by the executive officer because of certain adverse changes, in each case, within a fixed time period following the Offer and the Second-Step Mergers.

Fees and Expenses

Information Agent

Choice has retained MacKenzie Partners Inc. (the “Information Agent”) in connection with the Offer. The Information Agent may contact holders of shares of Wyndham Common Stock by mail, telephone, facsimile, the Internet, email, newspapers and other publications of general distribution and in person and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of shares of Wyndham Common Stock. Choice will pay the Information Agent a customary fee for these services and the solicitation and advisory services described below, in addition to the Information Agent’s reasonable, customary and documented out-of-pocket expenses. Choice agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer.

Choice has also retained the Information Agent for solicitation and advisory services in connection with certain solicitations described in this Exchange Offer, for which the Information Agent will receive a reasonable and customary fee. Choice has also agreed to reimburse the Information Agent for certain out-of-pocket expenses and to indemnify the Information Agent against certain liabilities and expenses, including reasonable legal fees and related charges.

Lenders

As discussed above, Choice expects to have sufficient cash resources available to complete the transactions contemplated by the Exchange Offer and the Second-Step Mergers. In addition to cash on hand, Choice currently intends to borrow or otherwise finance up to approximately $6.0 billion to complete the acquisition of Wyndham, repay Wyndham’s indebtedness, if required, and pay related transaction expenses. Choice is highly confident in its ability to obtain fully committed financing based on indications from two separate bulge bracket global banks for such amounts; however, Choice has not negotiated the terms of, or entered into, any such financing agreement and Choice cannot provide any assurances that such financing will be available when and as needed or on terms that Choice believes to be commercially reasonable. In the event such debt financing is received, Choice will pay such lenders certain fees relating to such debt financing.

Exchange Agent

In addition, Choice has retained Computershare as the Exchange Agent in connection with the Offer. Choice will pay the Exchange Agent reasonable and customary compensation for its services in connection with the Offer, will reimburse the Exchange Agent for its reasonable out-of-pocket expenses and will indemnify the Exchange Agent against certain liabilities and expenses.

Dealer Managers

Choice has retained GS and Moelis to act as joint dealer managers in connection with the Offer and will pay the dealer managers a customary fee as compensation for their services. Choice has also agreed to reimburse the dealer managers for certain expenses. The obligations of the dealer managers to perform this function are subject to certain conditions. Choice has agreed to indemnify the dealer managers against certain liabilities, including liabilities under the federal securities laws. Questions about the terms of the Offer may be directed to the dealer managers at their address and telephone number set forth on the back cover page of this Exchange Offer.

The dealer managers and its affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. The dealer managers and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they have received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the dealer managers and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their respective customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of Choice or Wyndham (in either case directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with Choice or Wyndham. The dealer managers and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Except as set forth above, Choice will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the Offer. Choice will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

Accounting Treatment

The Proposed Combination with Wyndham would be accounted for under the acquisition method of accounting under U.S. generally accepted accounting principles, with Choice being the accounting acquirer, which means that Wyndham’s results of operations will be included with Choice’s results of operations from the date of completion of Offer and Second-Step Mergers and Wyndham’s consolidated assets and liabilities will be recorded at their fair values at the same date.

CHOICE HOTELS INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The Offer to Exchange is being made by Choice through Purchaser, directly to Wyndham’s stockholders. In accordance with this Offer to Exchange, each outstanding share of Wyndham Common Stock would be exchanged for the Standard Election Consideration, the Cash Election Consideration or the Stock Election Consideration, subject to the election and proration procedures described in this Offer to Exchange, plus the Additional Consideration, if any.

In light of Wyndham’s recent unwillingness to discuss the proposal for a negotiated business combination with Choice, and the Wyndham board of director’s public statements with respect to Choice’s prior proposals, Choice is making the Offer to Exchange directly to Wyndham stockholders upon the terms and subject to the conditions set forth in this Offer to Exchange as an alternative to a negotiated transaction only due to the fact that Wyndham refuses to discuss the proposal with Choice.

In connection with the Proposed Combination, Choice expects to have sufficient cash resources available to complete the transactions contemplated by the Offer to Exchange and the Second-Step Mergers. In addition to cash on hand, Choice currently intends to borrow or otherwise finance up to approximately $6 billion to complete the Proposed Combination, repay a portion of Wyndham’s indebtedness and pay related transaction expenses. Choice is highly confident in its ability to obtain fully committed financing based on indications from two separate bulge bracket global banks for such amounts; however, Choice has not negotiated the terms of, or entered into, any such financing agreement and Choice cannot provide any assurances that such financing will be available when and as needed or on terms that Choice believes to be commercially reasonable.

At this time, no merger agreement relating to the Proposed Combination has been entered into between Choice and Wyndham, and Choice can provide no assurance as to whether or when any such agreement may be executed or when the Proposed Combination will be consummated, nor can it provide assurance on the terms of such an agreement if or when executed. Accordingly, the terms of any agreement with respect to the Proposed Combination may be different than those reflected within these unaudited pro forma condensed combined financial statements, which are based on the terms as set forth within this Offer to Exchange, and that difference could be material.

As discussed in Note 1, Choice is not affiliated with Wyndham and has not had the cooperation of Wyndham’s management or due diligence access to Wyndham or its business or management in the preparation of the unaudited pro forma condensed combined financial information contained herein. Choice has not received information from Wyndham concerning its business and financial condition for any purpose, including preparing these unaudited pro forma condensed combined financial statements. Accordingly, these unaudited pro forma condensed combined financial statements have been prepared by Choice based solely on publicly available information, including Wyndham’s financial statements, analyst reports and investor presentations.

The selected unaudited pro forma condensed combined financial information was prepared by Choice and gives effect to the Proposed Combination and the related financing (together, the “Transaction”).

The unaudited pro forma condensed combined financial information contained herein sets forth the following:

•

The historical consolidated financial information of Choice, as of and for the nine months ended September 30, 2023 (unaudited), derived from Choice’s unaudited consolidated financial statements; and for the year ended December 31, 2022, derived from Choice’s audited consolidated financial statements;

•

The historical financial information of Wyndham, adjusted to reflect certain reclassifications to conform the financial statement presentation with that of Choice, as of and for the nine months ended September 30, 2023 (unaudited), derived from Wyndham’s unaudited condensed consolidated financial statements; and for the year ended December 31, 2022, derived from Wyndham’s audited consolidated financial statements;

•	Pro forma adjustments to give effect to the Transaction on the unaudited pro forma condensed combined balance sheet as of September 30, 2023, as if the Transaction closed on September 30, 2023; and

•

Pro forma adjustments to give effect to the Transaction on the unaudited pro forma condensed combined statements of income for the year ended December 31, 2022, and nine months ended September 30, 2023, as if the Transaction closed January 1, 2022.

This unaudited pro forma condensed combined financial information should be read in conjunction with:

•

Choice’s audited consolidated financial statements and related notes thereto, for the year ended December 31, 2022, included in Choice’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the Securities and Exchange Commission (“SEC”) on March 1, 2023;

CHOICE HOTELS INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

•

Choice’s unaudited consolidated financial statements and related notes thereto, as of and for the nine months ended September 30, 2023, included in Choice’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, as filed with the SEC on November 7, 2023; and

•

Wyndham’s audited consolidated financial statements and related notes thereto, for the year ended December 31, 2022, and unaudited condensed consolidated financial statements and related notes thereto, as of and for the nine months ended September 30, 2023, which are incorporated by reference into this Offer to Exchange.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11, Pro Forma Financial Information (“Article 11”) under Regulation S-X of the Exchange Act, giving effect to the application of the acquisition method of accounting, as promulgated by the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), and the related financing necessary to effectuate the Transaction. ASC 805 requires, among other things, that under the acquisition method of accounting, the acquired assets and assumed liabilities be recognized at their acquisition-date fair value, using the fair value concepts as defined in ASC Topic 820, Fair Value Measurement (“ASC 820”).

The unaudited pro forma condensed combined financial statements are prepared with Choice treated as the assumed accounting acquirer. In determining the acquirer for accounting purposes, Choice considered the five factors identified in ASC 805-10-55-12. Additionally, the accounting for the acquisition of Wyndham is dependent upon certain valuations that are provisional and are subject to change. Because Wyndham has not permitted us to conduct any due diligence, and we are limited in our understanding based only on what is publicly available, we have not performed the detailed valuation analyses necessary to arrive at the final estimates of the fair market value of the Wyndham assets to be acquired and liabilities to be assumed and the related allocations of purchase price. However, as indicated in the notes to the unaudited pro forma condensed combined financial statements, Choice has made certain adjustments to the historical book values of the assets and liabilities of Wyndham to reflect preliminary estimates of the fair value of intangible assets acquired with the residual excess of the purchase price over the historical net assets of Wyndham recorded as goodwill. Actual adjustments will differ from those reflected in the unaudited pro forma condensed combined financial statements once Choice is able to determine the final purchase price for Wyndham and has completed the valuation analyses necessary to finalize the purchase price allocations and identified any necessary conforming accounting changes or other acquisition-related adjustments for Wyndham. Choice will finalize these amounts as we obtain the information necessary to complete the measurement process. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing these unaudited pro forma condensed combined financial statements. Differences between these preliminary estimates and the final acquisition accounting will likely occur and these differences could be material. The differences, if any, could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and Choice’s future results of operations and financial position.

The unaudited pro forma condensed combined financial information should be read in conjunction with the notes herein, is for informational purposes only, is not intended to represent nor be indicative of actual results of operations or financial position of Choice or Wyndham had the Transaction been completed on the dates assumed, nor should it be considered indicative of future consolidated results of operations or financial position of the combined company. Furthermore, while the unaudited pro forma condensed combined financial information does give effect to the costs incurred to effectuate the Transaction, it does not give effect to any anticipated synergies, operating efficiencies, revenue enhancements or cost savings that may result from the Transaction, or the costs necessary to achieve these synergies, operating efficiencies and cost savings. Further, the unaudited pro forma condensed combined financial information does not reflect the effect of any regulatory actions that may impact the unaudited pro forma condensed combined financial statements when the Transaction is completed.

Because Choice presents its historical financial statements in thousands, some amounts may not match Choice’s historical financial statements due to rounding.

CHOICE HOTELS INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME (LOSS)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(IN MILLIONS, EXCEPT PER SHARE DATA)

			Pro Forma Adjustments
	Choice Historical	Wyndham Historical, as Reclassified (Note 2)	Financing Adjustments (Note 4)		Transaction Adjustments (Note 5)		Pro Forma Combined
REVENUES
Royalty, licensing and management fees	$397	$498	$—		$12	(e)	$907
Initial franchise fees	21	11	—		—		32
Platform and procurement services	58	—	—		—		58
Owned hotels	74	—	—		—		74
Other	33	110	—		—		143
Other revenues from franchised and managed properties	603	457	—		—		1,060

Total revenues	1,186	1,076	—		12		2,274
OPERATING EXPENSES
Selling, general and administrative	182	155	—		(4)	(b)	333
Depreciation and amortization	29	56	—		129	(d)	214
Owned hotels	54	—	—				54
Other expenses from franchised and managed properties	583	458	—		—		1,041

Total operating expenses	848	669	—		125		1,642

Operating income (loss)	338	407	—		(113)		632
OTHER INCOME AND EXPENSES, NET
Interest expense, net	41	73	389	(b)	(23)	(f)(h)	480
Other loss (gain)	(3)	11	—		—		8
Equity in net gain of affiliates	(2)	—	—		—		(2)

Total other income and expenses, net	36	84	389		(23)		486

Income (loss) before income taxes	302	323	(389)		(90)		146
Income tax expense (benefit)	72	83	(96)	(c)	(22)	(i)	37

Net income (loss)	$230	$240	$(293)		$(68)		$109

Basic earnings per share	$4.51	$2.81				(n)	$1.40

Diluted earnings per share	$4.47	$2.79				(n)	$1.39

See accompanying notes to the unaudited pro forma condensed combined financial information.

CHOICE HOTELS INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31, 2022

(IN MILLIONS, EXCEPT PER SHARE DATA)

			Pro Forma Adjustments
	Choice Historical	Wyndham Historical, as Reclassified (Note 2)	Financing Adjustments (Note 4)			Transaction Adjustments (Note 5)			Pro Forma Combined
REVENUES
Royalty, licensing and management fees	$472	$654	$—			$13	(e	)	$1,139
Initial franchise fees	28	15	—			—			43
Platform and procurement services	64	—	—			—			64
Owned hotels	71	—	—			—			71
Other	65	141	—			—			206
Other revenues from franchised and managed properties	703	688	—			—			1,391

Total revenues	1,403	1,498	—			13			2,914
OPERATING EXPENSES
Selling, general and administrative	207	228	—			66	(b	)(g)	501
Depreciation and amortization	30	77	—			167	(d	)	274
Owned hotels	49	—	—			—			49
Other expenses from franchised and managed properties	653	668	—			—			1,321

Total operating expenses	939	973	—			233			2,145
Gain on sale of business and assets, net	16	35	—			—			51

Operating income (loss)	480	560	—			(220)			820
OTHER INCOME AND EXPENSES, NET
Interest expense, net	37	80	520	(b	)	(55)	(f	)(h)	582
Other loss	7	4	—			—			11
Equity in net gain of affiliates	(2)	—	—			—			(2)

Total other income and expenses, net	42	84	520			(55)			591

Income (loss) before income taxes	438	476	(520)			(165)			229
Income tax expense (benefit)	105	121	(129)	(c	)	(35)	(i	)	62

Net income (loss)	$333	$355	$(391)			$(130)			$167

Basic earnings per share	$6.05	$3.93					(n	)	$2.02

Diluted earnings per share	$5.99	$3.91					(n	)	$2.01

See accompanying notes to the unaudited pro forma condensed combined financial information.

CHOICE HOTELS INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2023

(IN MILLIONS)

			Pro Forma Adjustments
	Choice Historical	Wyndham Historical, as Reclassified (Note 2)	Financing Adjustments (Note 4)			Transaction Adjustments (Note 5)			Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$36	$79	$5,914	(a	)	$(5,839)	(a	)	$190
Accounts receivable, net	224	272	—			—			496
Income taxes receivable	6	—	—			—			6
Notes receivable, net	53	—	—			—			53
Prepaid expenses and other current assets	34	115	—			(5)	(b	)	144

Total current assets	353	466	5,914			(5,844)			889
Property and equipment, at cost (net)	470	91	—			—			561
Operating lease right-of-use assets	91	—	—			—			91
Goodwill	220	1,525	—			3,141	(c	)	4,886
Intangible assets, net	781	1,787	—			4,513	(d	)(e)	7,081
Notes receivable, net	50	—	—			—			50
Investments, employee benefit plans, at fair value	36	—	—			—			36
Investments in affiliates	55	—	—			—			55
Deferred income taxes	92	—	—			6			98
Other assets	85	231	—			(80)	(b	)(f)(h)	236

Total assets	$2,233	$4,100	$5,914			$1,736			$13,983

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$124	$46	$—			$—			$170
Accrued expenses and other current liabilities	97	268	—			72	(g	)	437
Deferred revenue	108	83	—			—			191
Current portion of long-term debt	4	37	5,914	(a	)	(37)	(h	)	5,918
Liability for guest loyalty program - current	86	—	—			—			86

Total current liabilities	419	434	5,914			35			6,802
Long-term debt	1,391	2,123	—			(1,633)	(h	)	1,881
Long-term deferred revenue	135	170	—			—			305
Deferred compensation and retirement plan obligations	41	—	—			—			41
Deferred income taxes (liability)	—	338	—			1,118	(i	)	1,456
Income taxes payable	9	—	—			(13)	(i	)	(4)
Operating lease liabilities	110	—	—			—			110
Liability for guest loyalty program - noncurrent	44	—	—			—			44
Other liabilities	11	179	—			—			190

Total liabilities	2,160	3,244	5,914			(493)			10,825
Common stock	1	1	—			—	(j	)	2
Additional paid-in-capital	322	1,588	—			1,555	(k	)	3,465
Accumulated other comprehensive loss	(5)	34	—			(34)	(l	)	(5)
Treasury stock, at cost	(1,987)	(1,234)	—			1,234	(l	)	(1,987)
Retained earnings	1,742	467	—			(526)	(m	)	1,683

Total shareholders’ equity	73	856	—			2,229			3,158

Total liabilities and shareholders’ equity	$2,233	$4,100	$5,914			$1,736			$13,983

See accompanying notes to the unaudited pro forma condensed combined financial information.

CHOICE HOTELS INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(AMOUNTS IN MILLIONS UNLESS OTHERWISE INDICATED)

1. Description of the Transaction and Basis of Presentation

Choice is offering to exchange for each issued and outstanding share of Wyndham Common Stock, at the election of the holder, $49.50 in cash and 0.324 shares of Choice stock, plus the Additional Consideration, if any. The purpose of the Offer to Exchange is for Choice to acquire all of the outstanding shares of common stock of Wyndham in order to combine the businesses of Choice and Wyndham. Choice intends, promptly after consummation of the Offer to Exchange, to cause Purchaser to merge with and into Wyndham, with Wyndham as the surviving corporation (the “First Merger”), immediately following which Wyndham will merge with and into a newly formed wholly owned subsidiary of Choice (“NewCo”), with NewCo as the surviving corporation (together with the First Merger, the “Second-Step Mergers”), after which Wyndham would be a direct or indirect wholly owned subsidiary of Choice.

With respect to the Proposed Combination, it should be noted that Choice is not affiliated with Wyndham and has not had the cooperation of Wyndham’s management or due diligence access to Wyndham or its business or management in the preparation of these unaudited pro forma condensed combined financial statements. Choice has not received, in connection with the Proposed Combination, information from Wyndham concerning its business and financial condition for any purpose, including preparing these unaudited pro forma condensed combined financial statements. Accordingly, these unaudited pro forma condensed combined financial statements have been prepared by Choice based solely on publicly available information, including Wyndham’s financial statements, analyst reports and investor presentations. Supplemental information and procedures may provide Choice with additional information that could materially affect the purchase price allocation as well as the accompanying assumptions and pro forma adjustments. Disclosures are included in the accompanying notes to the unaudited pro forma condensed combined financial statements to the extent certain limitations are identified, which may have a significant impact on the pro forma adjustments.

Choice has prepared the unaudited pro forma condensed combined financial information in accordance with Article 11 of Regulation S-X, applying the acquisition method of accounting under ASC 805, with Choice as the acquirer and Wyndham as the acquiree for accounting purposes. Pursuant to the guidance in ASC 805, the acquisition method of accounting requires the purchase price to be allocated to the acquisition-date fair values of the acquired assets and assumed liabilities, with any excess recorded as goodwill. To facilitate this allocation of purchase price and using the fair value concepts outlined in ASC 820, Choice has estimated the preliminary fair value of the acquired assets and assumed liabilities as of September 30, 2023, Wyndham’s most recent historical financial reporting date. Because Choice has not had the cooperation of Wyndham management in preparing these preliminary estimates of fair value, Choice’s assumptions used in the determination of these preliminary estimates of fair value will likely change once Choice is given access to management and further information concerning Wyndham’s assets and liabilities. There can be no assurance that these changes will not be material.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies or cost savings that may be a result of the Transaction or the costs necessary to achieve these synergies, operating efficiencies and cost savings. It does, however, give effect to the anticipated costs to be incurred by Choice to effectuate the Transaction that had not yet been recorded as of the date of the unaudited pro forma condensed combined balance sheet. See Note 5 for further details.

During the preparation of the unaudited pro forma condensed combined financial information, Choice performed a preliminary review of Wyndham’s accounting policies, based on the information publicly disclosed by Wyndham. Accordingly, Choice has only performed limited procedures to date because Wyndham has not permitted us to conduct any due diligence on Wyndham, nor engaged in conversations with us that would allow us to perform a fulsome assessment and identification of any accounting policy differences. Based on the publicly available information we reviewed, we did not identify any adjustments that were necessary and quantifiable to conform the accounting policies used to produce Wyndham’s historical financial statements to those of Choice. Where possible, certain reclassifications have been made in order to conform the historical financial statement presentation of Wyndham with Choice. See Note 2 for detailed reclassification adjustments. Final review of Wyndham’s accounting policies will be performed if and when the Transaction is consummated. Differences may be identified that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial information. Furthermore, in an effort to present the unaudited pro forma condensed combined financial statements in a manner that we believe is clear and most useful for the potential users of these unaudited pro forma condensed combined financial statements, we have presented the values contained herein in millions (unless otherwise stated), and certain Choice historical financial statement captions have been condensed. Because Choice presents its historical financial statements in thousands, some amounts may not match Choice’s historical financial statements due to rounding.

CHOICE HOTELS INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(AMOUNTS IN MILLIONS UNLESS OTHERWISE INDICATED)

2. Reclassification Adjustments

The following presents the impacts of certain reclassification adjustments made to the Wyndham historical financial statements, in order to conform Wyndham’s financial statement presentation to our expected presentation for the go-forward combined company. These adjustments have been identified by Choice based solely on our review of Wyndham’s public financial information. The adjustments identified below may have been different and additional adjustments may have been identified had Choice been given access to Wyndham’s management and/or further information regarding the nature and breakdown of each account balance.

WYNDHAM HOTELS & RESORTS, INC.

STATEMENT OF INCOME

RECLASSIFICATION ADJUSTMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

	Wyndham Historical	Reclassification Adjustments			Wyndham Historical, as Reclassified	Combined Company Presentation
Net revenues
Royalties and franchise fees	415	(11)	(a	)	404	Royalty, licensing and management fees
		11	(a	)	11	Initial franchise fees
Marketing, reservation and loyalty	445	—			445	Other revenues from franchised and managed properties
Management and other fees	11	—			11	Royalty, licensing and management fees
License and other fees	83	—			83	Royalty, licensing and management fees
Other	110	—			110	Other

Fee-related and other revenues	1,064	—			1,064
Cost reimbursements	12	—			12	Other revenues from franchised and managed properties

Net revenues	1,076	—			1,076
Expenses
Marketing, reservation and loyalty	446	—			446	Other expenses from franchised and managed properties
Operating	65	(8)	(b	)	57	Selling, general and administrative
		8	(b	)	8	Other loss (gain)
General and administrative	93	—			93	Selling, general and administrative
Cost reimbursements	12	—			12	Other expenses from franchised and managed properties
Depreciation and amortization	56	—			56	Depreciation and amortization
Transaction-related	5	—			5	Selling, general and administrative

Total expenses	677	—			677

Operating income	399	—			399
Interest expense, net	73	—			73	Interest expense, net
Early extinguishment of debt	3	—			3	Other loss (gain)

Income before income taxes	323	—			323
Provision for income taxes	83	—			83	Income tax expense (benefit)

Net income	$240	$—			$240

Reclassification adjustments made to the Wyndham historical statement of operations for the nine months ended September 30, 2023:

(a)	Represents a reclassification of Royalties and franchise fees to Initial franchise fees to align with our expected combined company presentation.
(b)	Represents a reclassification of identifiable foreign currency gains and losses from Operating expense to Other loss (gain) to align with our expected combined company presentation.

CHOICE HOTELS INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(AMOUNTS IN MILLIONS UNLESS OTHERWISE INDICATED)

WYNDHAM HOTELS & RESORTS, INC.

STATEMENT OF INCOME

RECLASSIFICATION ADJUSTMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022

	Wyndham Historical	Reclassification Adjustments		Wyndham Historical, as Reclassified	Combined Company Presentation
Net revenues
Royalties and franchise fees	$512	$(15)	(a)	$497	Royalty, licensing and management fees
		15	(a)	15	Initial franchise fees
Marketing, reservation and loyalty	544	—		544	Other revenues from franchised and managed properties
Management and other fees	57	—		57	Royalty, licensing and management fees
License and other fees	100	—		100	Royalty, licensing and management fees
Other	141	—		141	Other

Fee-related and other revenues	1,354	—		1,354
Cost reimbursements	144	—		144	Other revenues from franchised and managed properties

Net revenues	1,498	—		1,498
Expenses
Marketing, reservation and loyalty	524	—		524	Other expenses from franchised and managed properties
Operating	106	(2)	(b)	104	Selling, general and administrative
		2	(b)	2	Other loss (gain)
General and administrative	123	—		123	Selling, general and administrative
Cost reimbursements	144	—		144	Other expenses from franchised and managed properties
Depreciation and amortization	77	—		77	Depreciation and amortization
Gain on asset sale, net	(35)	—		(35)	Gain on sale of business and assets, net
Separation-related	1	—		1	Selling, general and administrative

Total expenses	940	—		940

Operating income	558	—		558
Interest expense, net	80	—		80	Interest expense, net
Early extinguishment of debt	2	—		2	Other loss (gain)

Income before income taxes	476	—		476
Provision for income taxes	121	—		121	Income tax expense (benefit)

Net income	$355	$—		$355

Reclassification adjustments made to the Wyndham historical statement of operations for the year ended December 31, 2022:

(a)	Represents a reclassification of Royalties and franchise fees revenue to Initial franchise fees revenue to align with our expected combined company presentation.
(b)	Represents a reclassification of identifiable foreign currency gains and losses from Operating expense to Other loss (gain) to align with our expected combined company presentation.

CHOICE HOTELS INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(AMOUNTS IN MILLIONS UNLESS OTHERWISE INDICATED)

WYNDHAM HOTELS & RESORTS, INC.

BALANCE SHEET

RECLASSIFICATION ADJUSTMENTS

AS OF SEPTEMBER 30, 2023

	Wyndham Historical	Reclassification Adjustments			Wyndham Historical, as Reclassified	Combined Company Presentation
Assets
Current assets
Cash and equivalents	$79	$—			$79	Cash and cash equivalents
Trade receivables, net	272	—			272	Accounts receivable, net
Prepaid expenses	53	—			53	Prepaid expenses and other current assets
Other current assets	62	—			62	Prepaid expenses and other current assets

Total current assets	466	—			466
Property and equipment, net	91	—			91	Property and equipment, at cost (net)
Goodwill	1,525	—			1,525	Goodwill
Trademarks, net	1,231	—			1,231	Intangible assets, net
Franchise agreements and other intangibles, net	353	—			353	Intangible assets, net
Other non-current assets	434	(203)	(a	)	231	Other assets
		203	(a	)	203	Intangible assets, net

Total assets	$4,100	$—			$4,100

Liabilities and stockholders’ equity
Current liabilities
Current portion of long-term debt	$37	$—			$37	Current portion of long-term debt
Accounts payable	46	—			46	Accounts payable
Deferred revenues	83	—			83	Deferred revenue
Accrued expenses and other current liabilities	268	—			268	Accrued expenses and other current liabilities

Total current liabilities	434	—			434
Long-term debt	2,123	—			2,123	Long-term debt
Deferred income taxes	338	—			338	Deferred income taxes (liability)
Deferred revenues	170	—			170	Long-term deferred revenue
Other non-current liabilities	179	—			179	Other liabilities

Total liabilities	3,244	—			3,244

Stockholders’ equity
Common stock	1	—			1	Common stock
Treasury stock	(1,234)	—			(1,234)	Treasury stock
Additional paid in capital	1,588	—			1,588	Additional paid in capital
Retained earnings	467	—			467	Retained earnings
Accumulated other comprehensive loss	34	—			34	Accumulated other comprehensive loss

Total stockholders’ equity	$856	$—			$856

Total liabilities and stockholders’ equity	$4,100	$—			$4,100

Reclassification adjustments made to the Wyndham historical balance sheet as of September 30, 2023:

(a)	Represents a reclassification of Development Advance Notes from Other non-current assets to Intangible assets, net to align with our expected combined company presentation.

CHOICE HOTELS INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(AMOUNTS IN MILLIONS UNLESS OTHERWISE INDICATED)

3. Preliminary Purchase Price and Resulting Allocation

As part of the acquisition method of accounting, the preliminary purchase price has been estimated to be $8,983. This preliminary purchase price has been allocated to the acquired assets and assumed liabilities, based on their preliminary acquisition-date fair values, in accordance with ASC 805 and ASC 820. Further, the purchase price allocation for the purposes of these unaudited pro forma condensed combined financial statements was primarily limited to the identification and valuation of intangible assets. Choice believes this is an appropriate approach based on a review of similar type acquisitions which appeared to indicate that the most significant and material portion of the purchase price would be allocated to identifiable intangible assets and goodwill. For purposes of these unaudited pro forma condensed combined financial statements, Choice has assumed Wyndham’s historical carrying values approximate fair value, unless otherwise indicated in Note 5.

Assets acquired	Amount
Cash and cash equivalents	$79
Accounts receivable	272
Prepaid expenses and other current assets	110
Property and equipment	91
Intangible assets	6,300
Deferred income taxes	6
Other assets	151

Total assets acquired	$7,009

Liabilities assumed
Accounts payable	$46
Accrued expenses and other current liabilities	268
Deferred revenue - current	83
Long-term debt	490
Long-term deferred revenue	170
Deferred income taxes (liability)	1,456
Other liabilities	179

Total liabilities assumed	$2,692

Fair value of net assets acquired	$4,317
Goodwill	4,666

Total purchase consideration	$8,983

These preliminary fair values were determined using the best information available as of the date of this filing. The adjustments necessary to reflect the application of purchase accounting and recognition of the acquired assets and assumed liabilities at their acquisition-date fair value are further described in Note 5 below. As discussed in Note 1 herein, the finalization of these preliminary fair values, the preliminary purchase price and resulting allocation of such, is ongoing. Accordingly, the finalized amounts may differ from these preliminary amounts presented herein, and those differences may be material.

The following is a discussion regarding certain amounts not otherwise addressed in Note 5, but which may directly impact the aforementioned allocation of purchase price and resulting goodwill.

Property and equipment: Because we were not able to conduct detailed due diligence on the underlying assets that comprise Wyndham’s reported Property and equipment balance, we have assumed for purposes of these unaudited pro forma condensed combined financial statements, that the carrying value of these assets approximates fair value. Choice does not have sufficient information as of the date of this Offer to Exchange regarding the specific nature, age, condition, or location of Wyndham’s property and equipment to determine fair value. Given these elements can result in differences between fair value and current net book value, Choice will conduct a valuation of the acquired property and equipment, if and when the Transaction is complete.

Operating lease right-of-use assets and liabilities: Similar to property and equipment, Choice has assumed the carrying values for operating lease right-of-use assets and liabilities approximates fair value. Given the lack of detailed information available to Choice as of the date of this Offer to Exchange regarding the specific nature, location, and arrangements of the respective leases, the fair value is not determinable at this time and a full assessment will be conducted if and when the Transaction is complete.

CHOICE HOTELS INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(AMOUNTS IN MILLIONS UNLESS OTHERWISE INDICATED)

The following table summarizes the components of the estimated consideration (in millions except per-share information and the exchange ratio):

Wyndham common shares outstanding*	83.0
Estimated outstanding equity awards, to be exchanged**	1.9

Estimated Wyndham shares outstanding	84.9
Cash consideration (per Wyndham share)	$49.50

Estimated cash portion of purchase price	$4,203
Estimated Wyndham shares outstanding	84.9
Exchange ratio	0.324

Total Choice common shares issued	27.5
Choice’s share price***	$114.31

Equity portion of purchase price	$3,144
Estimated payoff of Wyndham debt	$1,636

Total estimated consideration to be paid	$8,983

*	Represents Wyndham’s common shares outstanding, as of September 30, 2023, not excluding those purchased by Choice during the fourth quarter 2023.
**	Calculated using the treasury stock method.
***	Represents Choice’s share price as of December 4, 2023.

The equity portion of the purchase price will depend on the market price of the Choice’s common shares when the acquisition is consummated. Based on historical volatility, Choice believes that a 10% increase or decrease in the market price of its common stock is reasonably possible, which would result in a $314 increase or decrease in the equity portion of purchase price.

CHOICE HOTELS INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(AMOUNTS IN MILLIONS UNLESS OTHERWISE INDICATED)

4. Pro Forma Financing Adjustments

a.

Choice expects to have sufficient cash resources available to complete the transactions contemplated by the Offer to Exchange. In addition to cash on hand, Choice currently intends to borrow or otherwise finance to complete the Proposed Combination, repay a portion of Wyndham’s indebtedness and pay related transaction expenses. Choice is highly confident in its ability to obtain fully committed financing based on indications from two separate bulge bracket global banks for such amounts; however, Choice has not negotiated the terms of, nor entered into, any such financing agreement. Among financing alternatives, Choice is in consideration of a 364-day, $5,997 bridge loan (the “Bridge Loan”), with interest based on a one-month benchmark rate (e.g., Secured Overnight Financing Rate) plus certain margins. For purposes of these unaudited pro forma condensed combined financial statements, it is assumed that Choice will obtain the Bridge Loan and will incur $83 of debt issuance costs, resulting in net proceeds of $5,914 cash and corresponding debt, which is classified as a currently liability. It is expected that Choice will secure long-term financing before the Bridge Loan matures.

We have included fees and expenses relating to the Bridge Loan only to the extent we believe they represent a reasonable estimate of the continuing impact of long-term financing. Interest expense on new financing does not include fees of approximately $135 million that would be payable in respect of the Bridge Loan if loans under this facility were to remain unpaid more than 90 days after borrowing, as we consider these fees as nonrecurring and not reflective of the blended interest rate we expect to incur on long-term financing. The fees and interest expense Choice will ultimately pay could vary significantly from what is assumed in these unaudited pro forma condensed combined financial statements.

b.

The adjustments to record interest expense and amortization of debt issuance costs assumes the Bridge Loan was obtained on January 1, 2022, and was outstanding for the entire year ended December 31, 2022, and the nine months ended September 30, 2023. Given that Choice expects to secure long-term financing but has not negotiated the terms of such financing agreements, these unaudited pro forma condensed combined financial statements assume the same interest rate and prorated share of additional debt issuance costs for the nine months ended September 30, 2023.

Financing Adjustments to Interest expense, net	Nine Months Ended September 30, 2023	Year Ended December 31, 2022
Estimated interest expense on the Bridge Loan	$327	$437
Amortization of related debt issuance costs	62	83

Financing Adjustments to Interest expense, net	$389	$520

A 1/8 of a percentage point increase or decrease in the benchmark rate would result in a change in interest expense of approximately $6 for the nine months ended September 30, 2023 and approximately $8 for the year ended December 31, 2022.

c.

To record the income tax effect of the pro forma financing adjustments for the nine months ended September 30, 2023 and year ended December 31, 2022, based on a blended foreign, federal, and state effective rate of approximately 24.78% and 24.72%, respectively. The effective tax rate of the combined company could be significantly different than what is presented in these unaudited pro forma condensed combined financial statements depending on post-acquisition activities, including legal entity restructuring and the geographical mix of taxable income.

5. Pro Forma Transaction Accounting Adjustments

The below adjustments reflect the Company’s application of purchase accounting, pursuant to ASC 805 and ASC 820. The resulting impact of these adjustments, applicable to the acquired assets and assumed liabilities, are included in the purchase price allocation and determination of goodwill, as described in Note 3.

a.

Reflects the cash consideration to be paid in connection with the Transaction, which includes the estimated cash portion of the purchase price of $4,203 and the estimated settlement of a portion of Wyndham’s debt of $1,636; refer to Note 3.

b.

Reflects adjustments to remove Wyndham’s unamortized capitalized costs of $5 and $32, from Prepaid expenses and other current assets and Other assets, respectively. Corresponding adjustments of $4 and $6 were made to reduce Selling, general and administrative expense in the unaudited pro forma condensed combined statements of income (loss) for the nine months ended September 30, 2023 and year ended December 31, 2022, respectively.

c.

Reflects adjustments to remove Wyndham’s historical goodwill of $1,525 and recognize estimated transaction goodwill of $4,666 recognized as a result of the preliminary purchase price allocation; refer to Note 3.

CHOICE HOTELS INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(AMOUNTS IN MILLIONS UNLESS OTHERWISE INDICATED)

d.

Reflects the net adjustment to remove Wyndham’s intangible assets at historic carrying value of $1,584, Wyndham’s unamortized franchise agreement acquisition costs of $203 (as further described in Note 5(e) below), and recognize the acquired intangible assets at their preliminary fair value of $6,300. As a result of this adjustment, the unaudited pro forma condensed combined statements of income (loss) have also been adjusted to include the resulting incremental amortization expense, which is based on Choice’s estimate of the remaining useful lives of these acquired assets.

The following table summarizes the preliminary fair value of the acquired intangible assets, their estimated useful lives, and the resulting amortization expense:

			Amortization Expense
Identifiable intangible assets	Preliminary Fair Value	Estimated Useful Life (years)	Nine Months Ended September 30, 2023	Year Ended December 31, 2022
Trade names and trademarks	$3,300	N/A	N/A	N/A
Franchise agreements	2,800	15.0	140	187
Management agreements	200	18.0	8	11

Total	6,300		148	198
Less: Historical Wyndham Amounts(1)	1,584		19	31

Pro Forma Transaction Accounting Adjustment	$4,716		$129	$167

(1)	Adjusted to exclude amounts related to franchise agreement acquisition costs, described in Note 5(e).

These preliminary estimates of fair value and corresponding useful lives are still being finalized. Accordingly, a 10% change in the valuation of these assets would cause a corresponding increase or decrease in the balance of goodwill and would increase or decrease the annual amortization expense by $20.

e.

Reflects the adjustment to remove $203 of Wyndham’s unamortized franchise agreement acquisition costs from Intangible assets, net as of September 30, 2023. These costs pertain to amounts Wyndham paid to franchisees as an incentive to enter into new franchise agreements. Corresponding adjustments of $12 and $13 were made to reduce Royalty, licensing and management fees in the unaudited pro forma condensed combined statements of income (loss) for the nine months ended September 30, 2023 and year ended December 31, 2022, respectively.

f.

Reflects adjustment of $45 to remove the interest rate swap used to hedge interest rate attributable to the historical Wyndham debt, which is expected to be extinguished in connection with the Transaction. Related adjustments were made to unwind the historical impacts to Interest expense, net, resulting in a $26 increase and a $2 decrease to the unaudited pro forma condensed combined statements of income for the nine months ended September 30, 2023 and year ended December 31, 2022, respectively.

g.	Reflects estimated, nonrecurring acquisition-related costs of $72, which are expected to be incurred by Choice in connection with the Transaction.

h.

Reflects the adjustment to remove certain Wyndham debt of $37 and $1,587 from the current and noncurrent portion of Long-term debt, respectively, which is expected to be settled in connection with the Transaction, and $3 of unamortized deferred issuance costs from Other assets. Additionally, Long-term debt reflects a reduction of $46 to recognize, at its acquisition-date fair value, Wyndham’s 4.375% senior unsecured notes (due August 2028), which are expected to be assumed by Choice in connection with the Transaction.

As a result of the adjustments made to the relevant debt captions, corresponding adjustments of $56 and $62, were made to reduce Interest expense to reflect the debt payoff in the unaudited pro forma condensed combined statements of income (loss) for the nine months ended September 30, 2023 and year ended December 31, 2022, respectively. To reflect the discount in fair value of the senior unsecured notes, corresponding adjustments of $7 and $9 were made to reduce interest expense for the nine months ended September 30, 2023 and year ended December 31, 2022.

i.

To record the income tax effect of the pro forma adjustments for the nine months ended September 30, 2023 and year ended December 31, 2022, based on a blended foreign, federal, and state effective rate of approximately 24.78% and 24.72%, respectively. The effective tax rate of the combined company could be significantly different than what is presented in these unaudited pro forma condensed combined financial statements depending on post-acquisition activities, including legal entity restructuring and the geographical mix of taxable income.

CHOICE HOTELS INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(AMOUNTS IN MILLIONS UNLESS OTHERWISE INDICATED)

j.	To eliminate Wyndham’s common stock and record Choice common shares to be issued in connection with the Proposed Combination, as follows:

(in millions)	As of September 30, 2023
Eliminate Wyndham’s common stock	$(1)
Record issuance of Choice common shares in connection with the Proposed Combination; refer to Note 3	1

Total	$—

k.	To eliminate Wyndham’s Additional paid-in capital and to record Choice common shares to be issued in connection with the Proposed Combination, as follows:

(in millions)	As of September 30, 2023
Eliminate Wyndham additional paid-in capital	$(1,588)
Record issuance of Choice common shares in connection with the Proposed Combination; refer to Note 3	3,143

Total	1,555

l.	To eliminate Wyndham’s Accumulated other comprehensive loss and Treasury stock.

m.	To adjust retained earnings, as follows:

(in millions)	As of September 30, 2023
Eliminate Wyndham’s accumulated retained earnings	$(467)
Record estimated transaction costs expected to be incurred by Choice in connection with the Proposed Combination, net of tax	(59)

Total	(526)

n.

As shown in Note 3, Choice is estimated to issue 27.5 additional shares in connection with the Transaction. These shares are combined with the historical Choice shares for purposes of determining earnings per share. Accordingly, the computation of basic and diluted earnings per share for the combined company is as follows:

(in millions, except per share amounts)	Nine Months Ended September 30, 2023	Year Ended December 31, 2022
Numerator:
Net income	$109	$167
Income allocated to participating securities	—	(1)

Net income available to common shareholders	$109	$166

Denominator:
Weighted average shares of common stock outstanding – basic	78.1	82.1

Basic earnings per share	$1.40	$2.02

Numerator:
Net income	$109	$167
Income allocated to participating securities	—	(1)

Net income available to common shareholders	$109	$166

Denominator:
Weighted average shares of common stock outstanding – basic	78.1	82.1
Dilutive effect of stock options and PVRSUs	0.4	0.5

Weighted average shares of common stock outstanding – diluted	78.5	82.6

Diluted earnings per share	$1.39	$2.01

DESCRIPTION OF CHOICE CAPITAL STOCK

The following summary of the terms of the capital stock of Choice is not meant to be complete and is qualified by reference to the relevant provisions of the DGCL and the complete texts of the Choice Certificate of Incorporation and the Choice Bylaws. Copies of the Choice Certificate of Incorporation and the Choice Bylaws are incorporated by reference and will be sent to holders of shares of Choice Common Stock and Wyndham Common Stock upon request. See “Where You Can Find More Information” below.

Common Stock

The Choice Certificate of Incorporation authorizes the issuance of 160,000,000 shares of common stock, par value $0.01 per share. Shares of common stock of Choice may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Choice Board prior to the issuance of any shares thereof. A series of common stock consisting of 75,000,000 shares, or such larger number of shares as the Choice Board shall from time to time fix by resolution or resolutions, may be issued from time to time by the Choice Board. Such shares have the rights summarized in this section. Choice may issue additional shares of common stock without further stockholder approval, up to the maximum authorized number of shares, except as may be otherwise required by applicable law or stock exchange regulations.

Dividend Rights

Holders of Choice Common Stock are entitled to receive, subject to preferences that may be applicable from time to time with respect to any outstanding class or series of stock having a preference with respect to dividends, such dividends as are declared by the Choice Board.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held of record on the applicable record date on all matters submitted to a vote of stockholders. Holders of Choice Common Stock do not have cumulative voting rights.

Rights upon Liquidation or Dissolution

In the event of liquidation, dissolution or winding-up of Choice, each share of common stock is entitled to share pro rata in any distribution of Choice assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding class or series of stock having a preference with respect to distribution of assets upon liquidation or dissolution. Holders of Choice Common Stock have no preferential, preemptive, conversion, sinking fund or redemption rights.

Certain Anti-takeover Matters

The Choice Certificate of Incorporation and the Choice Bylaws contain provisions that may make it more difficult for a potential acquirer to acquire Choice by means of a transaction that is not negotiated with Choice’s board of directors. These provisions and the DGCL could delay or prevent entirely a merger or acquisition that Choice’s stockholders consider favorable. These provisions may also discourage acquisition proposals or have the effect of delaying or preventing entirely a change in control, which could harm Choice’s stock price.

The following is a description of the anti-takeover effects of certain provisions of the Choice Certificate of Incorporation, the Choice Bylaws and the DGCL.

No Stockholder Action by Written Consent

The DGCL provides that stockholders of a Delaware corporation can act by written consent instead of by vote at a stockholder meeting, unless the corporation’s certificate of incorporation provides otherwise. The Choice Certificate of Incorporation provides that, subject to the rights of any holders of any class or series of capital stock as specified in the resolution providing for such class or series of stock, stockholders may not act by written consent.

No Cumulative Voting

The DGCL provides that stockholders of a Delaware corporation are not entitled to the right to cumulate votes in the election of directors unless its certificate of incorporation provides otherwise. The Choice Certificate of Incorporation does not provide for cumulative voting.

Special Meetings of Stockholders

The Choice Certificate of Incorporation provides that special meetings of stockholders may only be called by the chairman or vice chairman of the board of directors or the corporate secretary upon the written request of a majority of the total number of directors which Choice would have if there were no vacancies on the board. Choice Bylaws provide that to properly bring business before a special meeting of stockholders, the business must be specified in a notice of meeting given by or at the direction of the board of directors or otherwise properly brought before the meeting by or at the direction of the board of directors. However, in the event Choice calls a special meeting of stockholders for the purpose of electing one or more directors, stockholders seeking to nominate candidates for election as directors must do so pursuant to Choice’s notice of meeting or provide timely notice of their nominations in writing to Choice’s corporate secretary.

Generally, to be timely, a stockholder’s notice must be received by the corporate secretary not earlier than the 90th day prior to the special meeting and not later than the close of business on the later of the (i) 60th day prior to such special meeting or (ii) 10th day following the day on which notice of the date of the special meeting was mailed or public disclosure thereof was made by Choice, whichever first occurs. Choice Bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to make nominations for directors at a special meeting of stockholders called for the purpose of electing directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

The Choice Bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to Choice’s corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at Choice’s principal executive offices not less than 60 days nor more than 90 days prior to the first anniversary of the previous year’s annual meeting. However, in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary, notice by the stockholder must be timely received not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the (i) 60th day prior to such annual meeting or (ii) 10th day following the date on which notice of the date of the annual meeting was mailed or public disclosure thereof was made by Choice, whichever first occurs. Choice Bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Heightened Voting Requirements for Dissolutions, Liquidations, Mergers or Consolidations, or Sales, Leases or Exchanges of All or Substantially All of Choice’s Property or Assets

The Choice Certificate of Incorporation provides that the affirmative vote of the holders of the outstanding shares of capital stock of Choice representing not less than two-thirds of the total number of votes that may be cast by holders of capital stock of Choice in the election of directors is required to approve of any proposal for Choice to dissolve, liquidate, merge, or consolidate with any other entity (other than an entity 90% of the voting power of which is owned by Choice), or sell, lease or exchange all or substantially all of its property and assets, including its goodwill and its corporate franchises.

Heightened Voting Requirements for Certain Amendments to Governance Documents

The Choice Certificate of Incorporation provides that the affirmative vote of the holders of the outstanding shares of capital stock representing not less than two-thirds of the total number of votes that may be cast by holders of capital stock in the election of directors is required to amend, alter, change or repeal, or to adopt any provision inconsistent with, Article 8 of the Choice Certificate of Incorporation (described above under the heading “Heightened Voting Requirements for Dissolutions, Liquidations, Mergers or Consolidations, or Sales, Leases or Exchanges of All or Substantially All of Choice’s Property or Assets”).

The Choice Certificate of Incorporation also provides that stockholders may not make, adopt, alter, amend, change or repeal the Choice Bylaws except upon the affirmative vote of the holders of the outstanding shares of capital stock representing not less than two-thirds of the total number of votes that may be cast by holders of capital stock in the election of directors.

Listing

The Choice Common Stock is listed on the New York Stock Exchange under the trading symbol “CHH.”

COMPARISON OF HOLDERS’ RIGHTS

Wyndham stockholders who validly tender their shares in the Offer and do not properly withdraw such shares may receive Choice Common Stock following consummation of the Offer. As Choice and Wyndham are Delaware corporations, the rights of their respective stockholders are governed by the applicable laws of the State of Delaware, including the DGCL, and by such companies’ respective Certificates of Incorporation and Bylaws.

The following is a summary comparison of:

•	the current rights of Wyndham stockholders under the DGCL and the Wyndham Charter and Wyndham Bylaws; and

•	the rights Wyndham stockholders will have as Choice stockholders under the Choice Certificate of Incorporation and the Choice Bylaws upon the consummation of the Offer and the Second-Step Mergers.

The following summary is not a complete statement of the rights of stockholders of either of the two companies or a complete description of the specific provisions referred to below. The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the DGCL, the Choice Certificate of Incorporation, Choice Bylaws and the Wyndham Charter and Wyndham Bylaws. Copies of the Choice Certificate of Incorporation, Choice Bylaws and the Wyndham Charter and Wyndham Bylaws are incorporated by reference herein and will be sent to Wyndham stockholders, upon request. See the section of this Exchange Offer titled “Where You Can Find More Information.”

	Choice	Wyndham

Authorized Capital	The aggregate number of shares which Choice has the authority to issue is 165,000,000 shares of capital stock consisting of (i) 160,000,000 shares of common stock, par value $0.01 per share, and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share. Choice does not have any shares of preferred stock outstanding as of the date of this Exchange Offer.	The aggregate number of shares which Wyndham has the authority to issue is 606,000,000 shares of capital stock consisting of (i) 600,000,000 shares of common stock, par value $0.01 per share, and (ii) 6,000,000 shares of preferred stock, par value $0.01 per share. Wyndham has not issued any shares of preferred stock as of the date of this Exchange Offer.

Voting Rights	Except as otherwise specifically provided in the Choice Certificate of Incorporation and except as otherwise provided by law, voting rights upon any and all matters are vested exclusively in the holders of Choice Common Stock with each share of Choice Common Stock having one vote.	Except as otherwise specifically provided in the Wyndham Charter and except as otherwise provided by law, voting rights upon any and all matters are vested exclusively in the holders of Wyndham Common Stock with each share of Wyndham Common Stock having one vote.

Number and Election of Directors

Subject to the rights of any holders of any class or series of stock as specified in the resolutions providing for such class or series of stock, the Choice Board must consist of no less than three and no more than 12 directors. The authorized number of directors may be determined from time to time exclusively by resolution of a majority of the total number of directors which Choice would have if there were no vacancies (the “Whole Choice Board”). No decrease in the number of directors will shorten the term of any incumbent director. At each annual meeting of stockholders, directors are elected to hold office until the next annual meeting.

Unless the election is contested, each director is elected by the affirmative vote of a majority of the votes cast for or against the director by the holders of the shares of Choice entitled to vote in the election at any meeting for the election of directors at which a quorum is present. In a contested election, directors are elected by a plurality of the votes cast at a meeting of stockholders at which a quorum is present by the holders of shares entitled to vote in the election. An election is considered contested if as of the tenth day preceding the date Choice first mails its notice of meeting to stockholders for the election of directors there are more nominees for election than positions on the board of directors to be filled by election at the meeting.

Subject to the terms of any outstanding class or series of preferred stock, the Wyndham Board must consist of no less than three and no more than 15 directors. The authorized number of directors shall exclusively be determined from time to time only by a vote of a majority of the total number of directors of Wyndham. No decrease in the number of directors will shorten the term of any incumbent director. At each annual meeting of stockholders, directors are elected to hold office until the next annual meeting. Any director who is not elected shall promptly offer to resign from the Wyndham Board, which the Wyndham Board may then accept or reject in accordance with the Wyndham Bylaws.

Except as described in the following sentence, each director is elected by the affirmative vote of a majority of the votes cast for or against the director by the holders of the shares of Wyndham entitled to vote in the election at any meeting for the election of directors at which a quorum is present. In the event a stockholder has notified the secretary of Wyndham that it intends to propose one or more director nominees for election and such nomination has not been formally and irrevocably withdrawn on or prior to the date that is ten days in advanced of the date that Wyndham gives notice of such meeting to its stockholders, directors are elected by a plurality of the votes cast at a meeting of stockholders at which a quorum is present by the holders of shares entitled to vote in the election.

Vacancies on the Board of Directors and Removal of Directors	Subject to the rights of any holders of any class or series of stock as specified in the resolutions providing for such class or series of stock, any vacancies on the Choice Board, or if any new directorships are created, shall be filled solely by a majority of the directors then in office, whether or not less than a quorum. Each director so chosen shall hold office until the next annual meeting of stockholders and until a successor is duly elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal from office. If there are no directors in office, a special meeting of stockholders shall be called in accordance with the provisions of Choice’s Certificate of Incorporation or its bylaws, at which meeting such vacancies shall be filled.

Subject to the terms of any outstanding class or series of preferred stock, any vacancy on the Wyndham Board that results from an increase in the number of directors may be filled by a majority of the directors then in office, provided that a quorum is present, and any other vacancy may be filled by a majority of directors then in office, even if less than a quorum, or by a sole remaining director. Each director so chosen shall hold office until the until the next annual meeting of stockholders and until a successor is duly elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

Unless otherwise provided therein, under Section 242 of the DGCL, unless the certificate of incorporation requires a greater vote of the stockholders, a proposed amendment to the certificate of incorporation must be approved by the affirmative vote of a majority of the voting power of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote as a class thereon.

Amendments to the Certificate of Incorporation

The Choice Certificate of Incorporation provides that an affirmative vote of the stockholders holding outstanding shares of capital stock representing not less than two-thirds of the voting power of Choice will be required to amend, alter, change or repeal, or to adopt any provision inconsistent with, Article 8 of the Choice Certificate of Incorporation.

Unless otherwise provided therein, under Section 242 of the DGCL, unless the certificate of incorporation requires a greater vote of the stockholders, a proposed amendment to the certificate of incorporation must be approved by the affirmative vote of a majority of the voting power of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote as a class thereon.

Amendments to Bylaws	The Choice Board shall have the power to make, adopt, alter, amend, change or repeal the Choice Bylaws by resolution adopted by the affirmative vote of a majority of the Whole Choice Board. The affirmative vote of the holders of the outstanding shares of capital stock representing not less than two- thirds of the voting power of Choice may adopt, alter, amend, change or repeal Choice Bylaws.	The Wyndham Board shall have the power to make, adopt, alter, amend, or repeal the Wyndham Bylaws by resolution adopted by the affirmative vote of a majority of the entire Wyndham Board. Holders of at least a majority of the voting power of the shares entitled to vote generally in the election of directors may adopt, alter, amend, or repeal the Wyndham Bylaws.

Ability to Call Special Meeting of Stockholders	Special meetings of the stockholders may be called at any time by the chairman or vice chairman of the Choice Board or the secretary upon the written request of a majority of the Whole Choice Board.	Special meetings of the stockholders may be called by the chairman of the Wyndham Board or Wyndham’s chief executive officer, and shall be called by Wyndham’s chief executive officer upon the written request of the majority of the Wyndham Board or a committee of the Wyndham Board whose power and authority includes the power to call such meetings. A stockholders right to call a special meeting is specifically denied by the Wyndham Bylaws.

Limitation of Personal Liability of Directors and Officers	The Choice Certificate of Incorporation provides that no director shall be liable to Choice or its stockholders for monetary damages for breach of fiduciary duty as a director except for breach of the director’s duty of loyalty to Choice or the stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a	The Wyndham Charter provides that no director or officer of Wyndham shall be personally liable to Wyndham or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable, to the full extent permitted by the DGCL or any other applicable law in effect.

knowing violation of law, for unlawful payment of dividends, unlawful stock redemptions or repurchases or for any transaction from which the director derived an improper personal benefit.

Section 102(b)(7) of the DGCL provides that a corporation may include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, the provision may not eliminate or limit the liability of a director for: (i) a breach of the duty of loyalty; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) unlawful payments of dividends, certain stock repurchases or redemptions; or (iv) any transaction from which the director derived an improper personal benefit.

Section 102(b)(7) of the DGCL provides that a corporation may include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, the provision may not eliminate or limit the liability of (a) a director or officer for (i) a breach of the duty of loyalty; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; or (iii); any transaction from which the director derived an improper personal benefit; (b) a director for unlawful payments of dividends, certain stock repurchases or redemptions; and (c) a officer in any action by or in the right of the corporation.

Indemnification of Directors and Officers	Choice’s Certificate of Incorporation provides that Choice shall indemnify each person who is or was or has agreed to become a director or officer of Choice, and may indemnify other employees and agents of Choice, to the fullest extent permitted by Section 145 of the DGCL, against all expenses and liabilities (including but not limited to counsel fees) reasonably incurred by or imposed upon such person in connection with any proceeding to which he or she may be a made a party by reason of his or her being or having been a director, officer, employee or agent of	Wyndham’s Certificate of Incorporation provides that Wyndham shall indemnify its directors and officers to the fullest extent authorized or permitted by law, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of Wyndham and shall inure to the benefit of his or her heirs, executors and personal and legal representatives. The right to indemnification shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition.

Choice, or any settlement thereof, whether or not he or she is a director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his or her duties.

Choice Bylaws provide that Choice shall indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding or investigation, whether civil, criminal or administrative, and whether external or internal to Choice (other than a judicial action or suit brought by or in the right of Choice) by reason of the fact that he is or was a director, officer, employee or agent of Choice, or that, being or having been such a director, officer, employee or agent, he is or was serving at the request of Choice as a director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise (“Agents”), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, or any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Choice, and with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful.

The Wyndham Bylaws provide that, unless otherwise provided in the Bylaws, Wyndham shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Wyndham), by reason of the fact that such person is or was a director or officer of Wyndham, or is or was a director or officer of Wyndham serving at the request of Wyndham as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Wyndham, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

The Wyndham Bylaws provide that, unless otherwise provided in the Bylaws, Wyndham shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Wyndham to procure a judgment in its favor by reason of the fact that such

Choice Bylaws provide that Choice shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed juridical action or suit brought by or in the right of Choice to procure a judgment in its favor by reason of the fact that he or she is or was an Agent (as defined above) against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense, settlement or appeal of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Choice, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or misconduct in the performance of his or her duty to Choice unless and only to extent that the Court of Chancery or the court in which such action or suit was brought shall have determined upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other such court shall deem proper.

Section 145 of the DGCL provides that, subject to certain limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who was or is made a party to any threatened, pending or completed action, suit or proceeding on account of being or having been a director, officer, person is or was a director or officer of the Wyndham, or is or was a director or officer of the Wyndham serving at the request of the Wyndham as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Wyndham; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Wyndham unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 of the DGCL provides that, subject to certain limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who was or is made a party to any threatened, pending or completed action, suit or proceeding on account of being or employee or agent of the corporation (or is or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of the directors who were not parties to the action, suit or proceeding, even if less than a quorum, if the person: (i) acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; and (ii) with respect to a criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145 of the DGCL also permits indemnification by a corporation against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

having been a director, officer, employee or agent of the corporation (or is or was was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of the directors who were not parties to the action, suit or proceeding, even if less than a quorum, if the person: (i) acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; and (ii) with respect to a criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145 of the DGCL also permits indemnification by a corporation against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit was brought determines upon

To the extent a director or officer is successful in the defense of such an action, suit or proceeding, the corporation is required by Section 145 of the DGCL to indemnify such person against expenses actually and reasonably incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.

application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

To the extent a director or officer is successful in the defense of such an action, suit or proceeding, the corporation is required by Section 145 of the DGCL to indemnify such person against expenses actually and reasonably incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.

Preemptive Rights of Stockholders	Holders of Choice Common Stock have no preferential, preemptive, conversion, sinking fund or redemption rights.	Holders of Wyndham Common Stock have no preferential, preemptive, conversion, sinking fund or redemption rights.

Dividends	Dividends upon the outstanding capital stock of Choice may be declared by the Choice Board at any regular or special meeting, out of assets legally available therefor, pursuant to law, and may be paid in cash, in property, or in shares of Choice Common Stock.	Dividends upon the outstanding capital stock of Wyndham may be declared by the Wyndham Board at any regular or special meeting, out of assets legally available therefor, pursuant to law, and may be paid in cash, in property, or in shares of Wyndham Common Stock.

State Anti-Takeover Statutes	The Choice Certificate of Incorporation and Choice Bylaws and the DGCL contain provisions that may make it more difficult for a potential acquirer to acquire Choice by means of a transaction that is not negotiated with the	The Wyndham Charter, Wyndham Bylaws and the DGCL contain provisions that may make it more difficult for a potential acquirer to acquire Wyndham by means of a transaction that is not negotiated with the Wyndham

Choice Board. These provisions could delay or prevent entirely a merger or acquisition that Choice’s stockholders consider favorable. These provisions may also discourage acquisition proposals or have the effect of delaying or preventing entirely a change in control, which could harm Choice’s stock price. Choice’s Certificate of Incorporation provides that Choice expressly elects not to be governed by Section 203 of the DGCL. Choice’s Certificate of Incorporation provides that stockholders may not act by written consent and that special meetings of stockholders may only be called by the chairman or vice chairman of the board of directors or the corporate secretary upon the written request of a majority of the Whole Choice Board.

The authorization in Choice’s Certificate of Incorporation of undesignated preferred stock makes it possible for Choice’s Board to issue Choice preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Choice. This provision may have the effect of deferring hostile takeovers or delaying changes of control of Choice’s management.

Board. These provisions could delay or prevent entirely a merger or acquisition that Wyndham’s stockholders consider favorable. These provisions may also discourage acquisition proposals or have the effect of delaying or preventing entirely a change in control, which could harm Wyndham stock price. Wyndham is subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the business combination or the transaction in which such person becomes an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by Wyndham Board and the anti-takeover effect includes discouraging attempts that might result in a premium over the market price for the shares of Wyndham Common Stock. Wyndham Charter and Wyndham Bylaws eliminate the right of the stockholders to act by written consent. Wyndham’s Certificate of Incorporation provides that stockholders may not act by written consent and that special meetings of stockholders may only be called by the chairman of the board of directors or the chief executive officer, and shall be called by the chief executive officer upon the written request of a majority of the board of directors or a committee of the Wyndham Board whose power and authority includes the power to call such meetings .

The authorization in Wyndham’s Certificate of Incorporation of undesignated preferred stock makes it possible for Wyndham Board to issue Wyndham preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Wyndham. This provision may have the effect of deferring hostile takeovers or delaying changes of control of Wyndham’s management.

Transactions Involving Officers or Directors	Section 143 of the DGCL provides that a corporation may lend money to, or guarantee any obligation of, or otherwise assist its officers or other employees (including directors) if, in the judgment of the board of directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. Section 144 of the DGCL provides that any contract or transaction between the corporation and one or more of its directors or officers is neither void nor voidable solely because the interested	Section 143 of the DGCL provides that a corporation may lend money to, or guarantee any obligation of, or otherwise assist its officers or other employees (including directors) if, in the judgment of the board of directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. Section 144 of the DGCL provides that any contract or transaction between the corporation and one or more of its directors or officers is neither void nor voidable solely because the interested director or officer was present, participates or votes at the board or board committee meeting that authorizes the contract or transaction, if either: (i) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (ii) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee or the stockholders.

director or officer was present, participates or votes at the board or board committee meeting that authorizes the contract or transaction, if either: (i) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (ii) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee or the stockholders.

ADDITIONAL NOTE REGARDING THE OFFER

The Offer is being made solely by this Exchange Offer and the accompanying letter of election and transmittal and is being made to holders of shares of Wyndham Common Stock. Choice is not aware of any jurisdiction where the making of the Offer or the tender of shares of Wyndham Common Stock in connection therewith would not be in compliance with the laws of such jurisdiction. If Choice becomes aware of any jurisdiction in which the making of the Offer or the tender of shares of Wyndham Common Stock in connection therewith would not be in compliance with applicable law, Choice will make a good faith effort to comply with any such law. If, after such good faith effort, Choice cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares of Wyndham Common Stock in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Choice by the dealer manager or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

LEGAL MATTERS

The legality of the Choice Common Stock offered by the Offer will be passed upon by Willkie Farr & Gallagher LLP.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Exchange Offer by reference to the Choice 10-K have been so incorporated in reliance on the reports of Ernst & Young LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and related financial statement schedule of Wyndham, incorporated in this Exchange Offer by reference to the Wyndham 10-K and management’s report on internal control over financial reporting as of December 31, 2022 included therein, and incorporated herein by reference, have been audited by an independent registered public accounting firm, as set forth in their reports thereon, included therein. Pursuant to Rule 436 under the Securities Act, Choice and Purchaser require the consent of Wyndham’s independent registered public accounting firm to incorporate by reference their audit report included in the Wyndham 10-K into this Exchange Offer. Choice has requested but has not, as of the date hereof, received such consent from Wyndham’s independent registered public accounting firm. If Choice receives this consent, Choice and Purchaser will promptly file it as an exhibit to Choice’s registration statement of which this Exchange Offer forms a part.

WHERE YOU CAN FIND MORE INFORMATION

Choice and Wyndham file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. The SEC maintains a website that contains reports, proxy statements and other information that Choice and Wyndham file electronically with the SEC which you can access over the internet to read at the SEC’s website http://www.sec.gov.

Choice has filed a registration statement on Form S-4 to register with the SEC the Choice Common Stock to be issued in connection with the Offer and the Second-Step Mergers. This Exchange Offer is a part of that registration statement. As allowed by SEC rules, this Exchange Offer does not contain all the information you can find in the registration statement or the exhibits to the registration statement. In addition, Choice has also filed with the SEC a statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act to furnish certain information about the Offer. You may obtain copies of the Form S-4 and the Schedule TO (and any amendments to those documents) in the manner described above.

The SEC allows Choice to “incorporate by reference” information into this Exchange Offer, which means that Choice can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Exchange Offer, except for any information superseded by information contained directly in this Exchange Offer. This Exchange Offer incorporates by reference the documents set forth below that Choice and Wyndham have previously filed with the SEC. These documents contain important information about Choice and Wyndham and their financial condition.

The following documents previously filed by Choice with the SEC which are incorporated by reference into this Exchange Offer:

(a)	Choice’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on March 1, 2023;

(b)	Choice’s Quarterly Report on Form 10-Q for the quarters ended March 31, 2023, filed on May 9, 2023, June 30, 2023, filed on August 8, 2023, and September 30, 2023, filed on November 7, 2023;

(c)	Choice’s Current Reports on Form 8-K filed on February 14, 2023, March 24, 2023, April 13, 2023, May 19, 2023, August 30, 2023, and October 17, 2023;

(d)	Choice’s Definitive Proxy Statement on Schedule 14A for the 2023 annual meeting of stockholders, filed on April 18, 2023; and

(e)

The description of Choice Common Stock contained in Form 10-2B, filed on September 19, 1997, as updated by Exhibit 4.1 to Choice’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, including any subsequent amendment or any report filed for the purpose of updating such description.

Stockholders may request a copy of the documents incorporated by reference at no cost by writing or telephoning Choice at the following address: Choice Hotels International, Inc., 915 Meeting St., North Bethesda, Maryland 20852 (301) 592-5000 Attention: Corporate Secretary.

Choice SEC filings are also available free of charge at the Investors Relations section of Choice’s website at http://www.choicehotels.com as soon as reasonably practicable following the time that they are filed with or furnished to the SEC.

The following documents previously filed by Wyndham with the SEC:

(a)

Wyndham’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (other than the report of Wyndham’s independent public accounting firm contained therein which is not incorporated by reference because the consent of Wyndham’s independent public accounting firm has not yet been obtained);

(b)	Wyndham’s Quarterly Report on Form 10-Q for the quarters ended March 31, 2023, filed on April 27, 2023, June 30, 2023, filed on July 27, 2023, and September 30, 2023, filed on October 26, 2023;

(c)	Wyndham’s Current Reports on Form 8-K filed on January 6, 2023, May 10, 2023, May 25, 2023, and November 14, 2023 (other than any portion of any documents not deemed to be filed);

(d)	Wyndham’s Definitive Proxy Statement on Schedule 14A for the 2023 annual meeting of stockholders, filed on March 28, 2023; and

(e)

The description of Wyndham Common Stock set forth in Wyndham’s registration statements filed by Wyndham pursuant to Section 12 of the Exchange Act, as updated by Exhibit 4.1 to Wyndham’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, including any subsequent amendment or any report filed for the purpose of updating such description.

All documents filed by Choice and Wyndham pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this Exchange Offer to the date that shares of Wyndham Common Stock are accepted for exchange pursuant to the Offer, or the date that the Offer is terminated, shall also be deemed to be incorporated herein by reference.

Stockholders may obtain any of these documents without charge upon written or oral request from the SEC at the SEC’s website at http://www.sec.gov. Wyndham SEC filings are also available free of charge at the Investors section of Wyndham website at https://investor.wyndhamhotels.com/company-information/shareholder-services as soon as reasonably practicable following the time that they are filed with or furnished to the SEC.

IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM CHOICE, PLEASE CONTACT THE INFORMATION AGENT NO LATER THAN FIVE BUSINESS DAYS BEFORE THE EXPIRATION DATE TO RECEIVE THEM BEFORE THE EXPIRATION TIME OF THE OFFER. If you request any incorporated documents, the Information Agent will mail them to you by first-class mail, or other equally prompt means, within one Business Day of receipt of your request.

We have not authorized anyone to give any information or make any representation about the Offer that is different from, or in addition to, that contained in this Exchange Offer or in any of the materials that we have incorporated by reference into this Exchange Offer. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the Offer presented in this document does not extend to you. For additional information, see the section of this Exchange Offer titled “Additional Note Regarding the Offer”. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

NOTE ON WYNDHAM INFORMATION

All information concerning Wyndham, its businesses, operations, financial condition and management presented or incorporated by reference in this Exchange Offer is taken from publicly available information other than the description of Wyndham’s actions taken in response to the various Choice proposals as set forth in the section of this Exchange Offer titled “Background of the Offer.” This information may be examined and copies may be obtained at the places and in the manner set forth in the section of this Exchange Offer titled “Where You Can Find More Information.” Choice is not affiliated with Wyndham, and Wyndham has not permitted Choice to have access to its books and records. Therefore, non-public information concerning Wyndham was not available to Choice for the purpose of preparing this Exchange Offer. Although Choice has no knowledge that would indicate that statements relating to Wyndham contained or incorporated by reference in this Exchange Offer are inaccurate or incomplete, Choice was not involved in the preparation of those statements and cannot verify them. None of Choice or any of its officers or directors assumes any responsibility for the accuracy or completeness of such information or for any failure by Wyndham to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Choice.

Pursuant to Rule 409 under the Securities Act and Rule 12b-21 under the Exchange Act, Choice is requesting that Wyndham provide Choice with information required for complete disclosure regarding the businesses, operations, financial condition and management of Wyndham. Choice will amend or supplement this Exchange Offer to provide any and all information Choice receives from Wyndham, if Choice receives the information before the Expiration Time of the Offer and Choice considers it to be material, reliable and appropriate.

An auditor’s report was issued on Wyndham’s financial statements and included in Wyndham’s filings with the SEC. Pursuant to Rule 436 under the Securities Act, Choice requires the consent of Wyndham’s independent registered public accounting firm to incorporate by reference their audit report to the Wyndham 10-K into this Exchange Offer. Choice is requesting but has not, as of the date of this Exchange Offer, received such consent from Wyndham’s independent registered public accounting firm. If Choice does not receive this consent, Choice plans to request dispensation pursuant to Rule 437 under the Securities Act from this requirement. If Choice receives the consent of Wyndham’s independent registered public accounting firm, Choice will promptly file it as an exhibit to Choice’s registration statement of which this Exchange Offer forms a part. Because Choice has not been able to obtain the consent of Wyndham’s independent registered public accounting firm, you may not be able to assert a claim against Wyndham’s independent registered public accounting firm under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Wyndham’s independent registered public accounting firm or any omissions to state a material fact required to be stated therein.

SCHEDULE I - DIRECTORS AND EXECUTIVE OFFICERS OF CHOICE AND PURCHASER

The name, age, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Choice are set forth below. Unless otherwise indicated, the business address of each individual in this schedule is Choice Hotels International, Inc., 915 Meeting St., North Bethesda, Maryland 20852. Unless otherwise indicated, each position set forth opposite an individual’s name refers to employment with Choice and each individual has held the applicable position for at least the last five years.

Directors of Choice (Including Executive Officers Who Are Directors)

Name	Age	Present Principal Occupation or Employment; Five-Year Employment History
Brian B. Bainum	38	Mr. Bainum has served as a director and a member of the investment committee of SunBridge Capital Management, LLC (“SunBridge”) since 2017 and 2012, respectively. He has also been a member of the Choice Board since 2019. Mr. Bainum has also served as a member of the board of directors of Realty Investment Company, Inc., a privately held real estate investment and development company (“RIC”), Sunburst Hospitality Corporation (“Sunburst”), a hotel operator, since 2017 and Three Graces Foundation, an organization supporting health and education projects in the developing world and a member of the Governing Council of Artis Senior Living, LLC (“Artis Senior Living”), a developer owner-operator of assisted living residences, since 2016. Mr. Bainum previously worked at Deloitte Consulting, LLP and Infosys Limited, has an MBA from the UCLA Anderson School of Management, and has experience in the hospitality industry from positions he previously held in hotel operations at Sunburst and in franchise development at Choice. Mr. Bainum’s family and entities affiliated with Mr. Bainum’s family own approximately 39% of the outstanding shares of Choice, thus, Mr. Bainum serves as an effective voice for stockholders.

Stewart W. Bainum, Jr.	77	Mr. Bainum has been the Chairman of the Choice Board since October 1997, previously serving in the same role from March 1987 to November 1996. Mr. Bainum was also the Chairman and Chief Executive Officer of ManorCare, Inc. from March 1987 to September 1998; President of ManorCare of America, Inc. and Chief Executive Officer of ManorCare Health Services, Inc. from March 1987 to September 1998, and the Vice Chairman of ManorCare of America, Inc.

Schedule I-1

Name	Age	Present Principal Occupation or Employment; Five-Year Employment History
from June 1982 to March 1987. He has also served as a member of the board of directors of (i) RIC, from December 2005 through December 2016, as well as chairman of such board from December 2005 through June 2009; (ii) Sunburst, from November 1996 through December 2016 and chairman of such board from November 1996 through June 2009; (iii) SunBridge, from December 2014 through December 2016; (iv) and ManorCare, Inc., from September 1998 to September 2002, while also serving as chairman of such board from September 1998 to September 2001. Mr. Bainum has also been the Managing Member of Artis Senior Living since 2012 and currently serves on the Board of Advisors of UCLA’s Anderson School of Management. Mr. Bainum beneficially owns approximately 20% of the outstanding shares of Choice. He, his family and entities affiliated with his family own approximately 39% of the outstanding shares of Choice, thus, Mr. Bainum serves as an effective voice for stockholders. Mr. Bainum’s long-standing relationship with Choice provides the Choice Board with a valuable historical perspective on Choice’s culture and direction that is important concerning Choice’s future direction. Prior to 1976, when Mr. Bainum began his extensive history serving as an executive of Choice, he worked for Choice’s predecessor businesses starting in 1958, at the age of 12, serving as a janitor at his father’s 28-room motel and thereafter serving in a variety of manual labor roles through completion of high school. Since 1976, when Mr. Bainum joined Choice’s leadership team, Choice’s business has grown from a franchisor of 290 hotels, with a market value of less than $6 million, operating under one brand, to a global enterprise with more than 7,400 hotels operating under 22 brands. In addition to his long-standing involvement with Choice, his prior experience as the board chairman for a hospitality-based real estate development and management company allows Mr. Bainum to provide the Choice Board with unique opinions and perspectives regarding development and operational issues that affect Choice’s hotel brands.

Schedule I-2

Name	Age	Present Principal Occupation or Employment; Five-Year Employment History
William L. Jews (Independent)	71	Mr. Jews was the President and Chief Executive Officer of CareFirst, Inc. from January 1998 to December 2006, as well as in the same positions for CareFirst of Maryland, Inc. and Group Hospitalization and Medical Services, Inc., and as the Chief Executive Officer of Blue Cross Blue Shield of Delaware, Inc., and Blue Cross Blue Shield of Maryland, Inc. from April 1993 until January 1998. Mr. Jews has been a member of the Choice Board since 2000, except during 2005-2006. He also currently serves as a member of the board of directors for each of CACI International, Inc., KCI Technologies, Inc. and was the former Lead Director of CalAtlantic Group Inc.

Monte J.M. Koch (Independent)	60	Mr. Koch has been a member of the Choice Board since 2014. He is a retired, private investor with 26 years of investment banking experience specializing in advising clients from the lodging, gaming and real estate sectors on major transactions, with experience as a partner of BDT& Company, a merchant bank that provides advice and access to long-term, differentiated capital to help family owned and founder-led businesses pursue their strategic and financial objectives and the Global Head of Real Estate Investment Banking and the Chairman of Mergers & Acquisitions for the Americas at Deutsche Bank Securities Inc. He was also the co-founder of Auction.com and Ten-X, the nation’s leading online sellers of residential and commercial real estate. Mr. Koch has also served as a member of the board of directors for each of Auction.com, Ten-X and the National Business Aviation Association.

Liza K. Landsman (Independent)	54	Ms. Landsman has been the CEO of Stash, a digital investment platform, since February 2023, currently is a Special Partner and previously has been a General Partner at New Enterprise Associates, a leading venture capital firm, since 2019. She also served as the former President of Jet.com (acquired by Walmart in 2016); EVP and Chief Marketing Officer of E*TRADE; Managing Director of Digital at BlackRock. Inc.; and the Operating Partner and Acting Chief Marketing Officer at Bravas Partners LLC. She also served in a variety of senior roles at Citigroup. Inc. over a 10-year period. Ms. Landsman is currently a member of the board of directors of Squarespace, Inc., as well as a member of its audit Committee; and was a former director of Veritiv Corporation.

Schedule I-3

Name	Age	Present Principal Occupation or Employment; Five-Year Employment History
Patrick S. Pacious (Chief Executive Officer)	57	Mr. Pacious has been the President and Chief Executive Officer of Choice since 2017 and a member of the Choice Board since 2017. He previously served in the following positions at Choice: President and Chief Operating Officer from May 2016 to September 2017; Chief Operating Officer from January 2014 until May 2016; Executive Vice President, Global Strategy & Operations from February 2011 to December 2013; Senior Vice President, Corporate Strategy and Information Technology from August 2009 to February 2011; Senior Vice President, Corporate Development and Strategy from December 2007 to August 2009; Vice President, Corporate Development and Innovation from May 2006 to December 2007; and Senior Director of Corporate Strategy from July 2005 to May 2006. Prior to joining Choice, Mr. Pacious served as a Senior Manager at BearingPoint Inc. from 2002 until 2005 and at Arthur Andersen Business Consulting LLP from 1996 until 2002. Mr. Pacious also serves on the board of Valvoline Inc. and the Wolf Trap Foundation for the Performing Arts.

Ervin R. Shames (Independent)	83	Mr. Shames has been an independent management consultant to consumer goods and services companies advising on management and marketing strategy since January 1995. He has been a member of the Choice Board since 2002. Mr. Shames was a former lecturer at the University of Virginia’s Darden Graduate School of Business from 1996 until 2008. He served as the Chief Executive Officer of Borden, Inc. from December 1993 to January 1995, and was the President and Chief Operating Officer from July 1993 until December 1993. He was also previously the President and Chief Executive Officer of Stride Rite Corporation from 1990 to 1992, and then served as its Chairman, President and Chief Executive Officer until 1993. He served in various management positions with General Foods and Kraft Foods from 1967 to 1989. Mr. Shames currently serves on the boards of directors of RiceTec, Inc., the Liechtenstein Foundation and Johnsonville Sausage Co. Mr. Shames was the former Chairman of the Board of Sleep Number Corporation (SNBR); former Board Chair of Western CT Health Network and former Board Chair of Norwalk Hospital.

Gordon A. Smith (Lead Independent Director)	65	Mr. Smith has been a member of the Choice Board since 2022, and was previously on the Choice Board from 2004 to 2017. Mr. Smith served as a former Vice Chairman of JPMorgan Chase and Co-President and Chief Operating Officer of JPMorgan Chase from 2018 to 2021 and as the

Schedule I-4

Name	Age	Present Principal Occupation or Employment; Five-Year Employment History
		Chief Executive Officer, Chase Consumer and Community Banking of JP Morgan Chase from 2012 to 2021. Mr. Smith joined Chase in 2007. Before joining Chase, Mr. Smith spent more than 25 years at American Express, where he led and managed several businesses, including the U.S. Domestic Consumer Card Business. From 2005 until 2007, he was the President of the Global Commercial Card business at American Express and he is a former director of Nordstrom, Inc. (JWN).

Maureen D. Sullivan (Independent)	42	Ms. Sullivan is a Partner at TCG Capital Management since April 2021 and brings with her significant leadership experience at the intersection of technology, product development, marketing and operations. She has been a member of the Choice Board since 2018. She previously served as the President and Chief Operating Officer at Heyday Skincare, from September 2020 to March 2021; President and COO at Rent the Runway, from September 2015 to March 2020; and President, at AOL.com & Lifestyle Brands from April 2009 to September 2015. She began her career at Google New York Engineering before being named Chief of Staff to the American Advertising Organization, where she oversaw business planning and partnership development. Ms. Sullivan also built and launched (i) MAKERS.com, the largest video collection of ground-breaking women’s stories, and documentary film series and (ii) the MAKERS@ Corporate Advisory Board,—a platform for storytelling highlighting ground-breaking women.

John P. Tague (Independent)	61	Mr. Tague is a retired President and Chief Executive Officer of Hertz Global Holdings, Inc. He has been a member of the Choice Board since 2012. Mr. Tague has served as the Chairman and CEO of Cardinal Logistics Holdings from July 2011 to November 2014; President of UAL Corporation from 2009 through October 2010; and the Executive Vice President and Chief Revenue Officer of United Air Lines, Inc. and UAL Corporation from April 2006 until May 2008. Mr. Tague was also a former director of United Road Services and Victory Innovations (both Carlyle portfolio companies) and The Hertz Corporation (HTZ).

Schedule I-5

Name	Age	Present Principal Occupation or Employment; Five-Year Employment History
Donna F. Vieira (Independent)	59	Ms. Vieira is the Executive Vice President and Chief Commercial Officer at Sallie Mae, where she oversees the company’s top line revenue growth, credit, pricing and loss mitigation, as well as products, sales, marketing, customer and digital experience, and business development. She has been a member of the Choice Board since 2021. Ms. Vieira is also a Member of the Executive Leadership Council, a pre-eminent membership organization that is committed to increasing the number of Black executives in global enterprises. She has served as the former Chief Marketing Officer of Consumer Banking and Wealth Management at JPMorgan Chase and has prior work experience at other leading financial services companies including American Express.

Schedule I-6

Executive Officers Who Are Not Directors

Name	Age	Present Principal Occupation or Employment; Five-Year Employment History
Dominic Dragisich	41	Mr. Dragisich is the Executive Vice President, Operations and Chief Global Brand Officer. He was the Chief Financial Officer from March 2017 to August 2023. Prior to joining Choice, he was employed by XO Communications as Chief Financial Officer from July 2015 to February 2017 and Vice President, Financial Planning and Analysis and Strategic Finance from September 2014 to July 2015. Before that, he was Senior Director, Communications as Chief Financial Officer from July 2015 to February 2017 and Vice President, Financial Planning and Analysis and Strategic Finance from September 2014 to July 2015. Before that, he was Senior Director, IR Business Consultancy of Marriott International from October 2013 to September 2014, Global Director of FP&A of NII Holdings, Inc. from March 2012 to October 2013, and held various management positions at Deloitte Consulting from 2004 to 2012.

Scott E. Oaksmith	52	Mr. Oaksmith is the Chief Financial Officer. He served as Senior Vice President, Real Estate and Finance from March 2020 to August 2023. He was Senior Vice President, Finance & Chief Accounting Officer from May 2016 to March 2020. He was Controller of Choice from September 2006 until May 2016, was Senior Director & Assistant Controller of Choice from February 2004 to September 2006, and was Director, Marketing and Reservations, Finance from October 2002 until February 2004. Prior to joining Choice, he was employed by American Express Tax & Business Services, Inc. from January 1994 to October 2002, last serving as Senior Manager from October 2000 to October 2002.

Simone Wu	58	Ms. Wu has been the Senior Vice President, General Counsel, Corporate Secretary & External Affairs since 2015. She was Senior Vice President, General Counsel, Corporate Secretary & Chief Compliance Officer from 2012 to 2015. Prior to joining Choice in 2012, she was employed by XO Communications and its affiliates as Executive Vice President, General Counsel and Secretary from 2011 until 2012, Senior Vice President, General Counsel and Secretary from 2006 to 2011, Vice President, the acting General Counsel and Secretary from 2005 to 2006, Vice President and Assistant General Counsel from 2004 until 2005, and Senior Corporate Counsel from 2001 until 2004. Before that she was Vice President of Legal and Business Affairs at LightSource Telecom, held legal and business positions at MCI and AOL, and began her legal career in 1989 at Skadden, Arps, Slate, Meagher & Flom. Ms. Wu serves on the Board of Alarm.com.

Schedule I-7

Name	Age	Present Principal Occupation or Employment; Five-Year Employment History
David A. Pepper	56	Mr. Pepper has been Chief Development Officer since May 2015. He was Senior Vice President, Global Development from October 2009 to May 2015. He was Senior Vice President, Franchise Development & Emerging Brands from July 2007 to October 2009. He was Senior Vice President and Division President Cambria Suites and Extended Stay Market Brands from January 2007 to July 2007 and was Senior Vice President, Franchise Growth and Performance of Choice from December 2005 until January 2007. He was Senior Vice President, Development from January 2005 until December 2005. He was Vice President, Franchise Sales from June 2002 until January 2005. Prior to joining Choice, he was Vice President, Franchise Sales with U.S. Franchise Systems, Inc., a hotel franchisor, from 1996 through June 2002.

Noha Abdalla	46	Ms. Abdalla is the Chief Marketing Officer for Choice, joining Choice Hotels in 2022. Ms. Abdalla came to Choice from MyEyeDr., a Goldman Sachs equity-backed optical company with more than 800 locations nationwide, where she served as chief marketing officer. In this capacity, Ms. Abdalla led the company’s first-ever marketing transformation to support the launch of a new CRM (customer relationship management) system, online booking platform, patient portal and in-house media planning and buying function. As the Global Vice President of Digital and Content Marketing for Hilton, Ms. Abdalla led the company’s digital owned channels and oversaw all digital marketing communications. Earlier in her career, Ms. Abdalla held positions of increasing responsibility on Capital One’s digital brand strategy and social media team as well as in Discovery Inc.’s Animal Planet marketing department.

Schedule I-8

Name	Age	Present Principal Occupation or Employment; Five-Year Employment History
Robert McDowell	57	Mr. McDowell has been Chief Commercial Officer since February 2016. He was Senior Vice President, Marketing and Distribution from May 2011 until January 2016. Prior to joining Choice, he was employed by United Airlines from 1995 to 2006. He joined C+H International as Chief Operating Officer from January to December 2007. He rejoined United Airlines January 2008 to 2011 as Managing Director of Distribution and eCommerce.

Patrick J. Cimerola	55	Mr. Cimerola has been Chief Human Resources Officer since 2015. He was Senior Vice President, Human Resources and Administration from September 2009 to 2015. He was Vice President of Human Resources from January 2003 to September 2009. He was Sr. Director of Human Resources from January 2002 to January 2003.

Raul Ramirez Sanchez	40	Mr. Ramirez Sanchez has been Chief Strategy and International Operations Officer since October 2021. He was Senior Vice President, Head of International and Strategic & Financial Planning from June 2020 until October 2021. He was Senior Vice President, International Strategic Planning and Global Head of Financial Planning and Analysis from August 2019 until June 2020 and was Vice President, Strategic Finance and Financial Planning and Analysis from August 2017 until August 2019. Prior to joining Choice, he was Head of Finance, XO Business Unit for Verizon Communications from February 2019 until August 2019 and was employed at XO Communications as Vice President, Financial Planning and Analysis and Corporate Development from September 2015 until January 2019.

Schedule I-9

OWNERSHIP OF WYNDHAM COMMON STOCK BY CHOICE OR PURCHASER DIRECTORS AND OFFICERS

No directors or officers of Choice or Purchaser own shares of Wyndham Common Stock.

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

Dominic Dragisich, Scott Oaksmith and Simone Wu are the executive officers of Purchaser. Simone Wu is the sole director of Purchaser. Information on these individuals is included in the section on directors and executive officers of Choice.

Schedule I-1

SCHEDULE II—SECURITIES TRANSACTIONS IN THE PAST 60 DAYS

Name	Trade Date	Buy / Sell	No. of Shares / Quantity	Average Price Per Share	Security
Wyndham Hotels & Resorts Inc.	17-Oct-23	Buy	10	$76.80	Common Stock
Wyndham Hotels & Resorts Inc.	13-Nov-23	Buy	94,702	$76.68	Common Stock
Wyndham Hotels & Resorts Inc.	14-Nov-23	Buy	97,433	$77.64	Common Stock
Wyndham Hotels & Resorts Inc.	15-Nov-23	Buy	149,239	$77.27	Common Stock
Wyndham Hotels & Resorts Inc.	16-Nov-23	Buy	100,744	$76.39	Common Stock
Wyndham Hotels & Resorts Inc.	17-Nov-23	Buy	109,172	$77.98	Common Stock
Wyndham Hotels & Resorts Inc.	20-Nov-23	Buy	88,535	$77.77	Common Stock
Wyndham Hotels & Resorts Inc.	21-Nov-23	Buy	130,000	$77.58	Common Stock
Wyndham Hotels & Resorts Inc.	22-Nov-23	Buy	91,888	$78.02	Common Stock
Wyndham Hotels & Resorts Inc.	24-Nov-23	Buy	47,628	$78.30	Common Stock
Wyndham Hotels & Resorts Inc.	27-Nov-23	Buy	121,775	$78.17	Common Stock
Wyndham Hotels & Resorts Inc.	28-Nov-23	Buy	98,000	$77.95	Common Stock
Wyndham Hotels & Resorts Inc.	29-Nov-23	Buy	156,913	$77.78	Common Stock
Wyndham Hotels & Resorts Inc.	30-Nov-23	Buy	72,199	$77.43	Common Stock
Wyndham Hotels & Resorts Inc.	1-Dec-23	Buy	89,026	$78.63	Common Stock

Schedule I-2

Annex A

ANNEX A—SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including, without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

Annex B

ANNEX B—SECTION 203 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

(a) Notwithstanding any other provisions of this chapter, a corporation shall not engage in any business combination with any interested stockholder for a period of 3 years following the time that such stockholder became an interested stockholder, unless:

(1) Prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

(2) Upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(3) At or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

(b) The restrictions contained in this section shall not apply if:

(1) The corporation’s original certificate of incorporation contains a provision expressly electing not to be governed by this section;

(2) The corporation, by action of its board of directors, adopts an amendment to its bylaws within 90 days of February 2, 1988, expressly electing not to be governed by this section, which amendment shall not be further amended by the board of directors;

(3) The corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by this section; provided that, in addition to any other vote required by law, such amendment to the certificate of incorporation or bylaws must be adopted by the affirmative vote of a majority of the outstanding stock entitled to vote thereon. In the case of a corporation that both (i) has never had a class of voting stock that falls within any of the 2 categories set out in paragraph (b)(4) of this section, and (ii) has not elected by a provision in its original certificate of incorporation or any amendment thereto to be governed by this section, such amendment shall become effective upon (i) in the case of an amendment to the certificate of incorporation, the date and time at which the certificate filed in accordance with § 103 of this title becomes effective thereunder or (ii) in the case of an amendment to the bylaws, the date of the adoption of such amendment. In all other cases, an amendment adopted pursuant to this paragraph shall become effective (i) in the case of an amendment to the certificate of incorporation, 12 months after the date and time at which the certificate filed in accordance with § 103 of this title becomes effective thereunder or (ii) in the case of an amendment to the bylaws, 12 months after the date of the adoption of such amendment, and, in either case, the election not to be governed by this section shall not apply to any business combination between such corporation and any person who became an interested stockholder of such corporation on or before (A) in the case of an amendment to the certificate of incorporation, the date and time at which the certificate filed in accordance with § 103 of this title becomes effective thereunder; or (B) in the case of an amendment to the bylaws, the date of the adoption of such amendment. A bylaw amendment adopted pursuant to this paragraph shall not be further amended by the board of directors;

(4) The corporation does not have a class of voting stock that is: (i) listed on a national securities exchange; or (ii) held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder;

(5) A stockholder becomes an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder; and (ii) would not, at any time within the 3-year period immediately prior to a business combination between the corporation and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership;

(6) The business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes 1 of the transactions described in the second sentence of this paragraph; (ii) is with or by a person who either was not an interested stockholder during the previous 3 years or who became an interested stockholder with the approval of the corporation’s board of directors or during the period described in paragraph (b)(7) of this section; and (iii) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than 1) who were directors prior to any person becoming an interested stockholder during the previous 3 years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the corporation (except for a merger in respect of which, pursuant to §  251(f) of this title, no vote of the stockholders of the corporation is required); (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in 1 transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation (other than to any direct or indirect wholly-owned subsidiary or to the corporation) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the corporation. The corporation shall give not less than 20 days’ notice to all interested stockholders prior to the consummation of any of the transactions described in clause (x) or (y) of the second sentence of this paragraph; or

(7) The business combination is with an interested stockholder who became an interested stockholder at a time when the restrictions contained in this section did not apply by reason of any of paragraphs (b)(1) through (4) of this section, provided, however, that this paragraph (b)(7) shall not apply if, at the time such interested stockholder became an interested stockholder, the corporation’s certificate of incorporation contained a provision authorized by the last sentence of this subsection (b).

Notwithstanding paragraphs (b)(1), (2), (3) and (4) of this section, a corporation may elect by a provision of its original certificate of incorporation or any amendment thereto to be governed by this section; provided that any such amendment to the certificate of incorporation shall not apply to restrict a business combination between the corporation and an interested stockholder of the corporation if the interested stockholder became such before the date and time at which the certificate filed in accordance with § 103 of this title becomes effective thereunder.

(c) As used in this section only, the term:

(1) “Affiliate” means a person that directly, or indirectly through 1 or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(2) “Associate,” when used to indicate a relationship with any person, means: (i) Any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(3) “Business combination,” when used in reference to any corporation and any interested stockholder of such corporation, means:

(i) Any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with (A) the interested stockholder, or (B) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation subsection (a) of this section is not applicable to the surviving entity;

(ii) Any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in 1 transaction or a series of transactions), except proportionately as a stockholder of such corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation;

(iii) Any transaction which results in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation or of such subsidiary to the interested stockholder, except: (A) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of such corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (B) pursuant to a merger under §  251(g) of this title; (C) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of such corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of such corporation subsequent to the time the interested stockholder became such; (D) pursuant to an exchange offer by the corporation to purchase stock made on the same terms to all holders of said stock; or (E) any issuance or transfer of stock by the corporation; provided however, that in no case under items (C)-(E) of this subparagraph shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the corporation or of the voting stock of the corporation;

(iv) Any transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

(v) Any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of such corporation), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in paragraphs (c)(3)(i)-(iv) of this section) provided by or through the corporation or any direct or indirect majority-owned subsidiary.

(4) “Control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary; Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this section, as an agent, bank, broker, nominee, custodian or trustee for 1 or more owners who do not individually or as a group have control of such entity.

(5) “Interested stockholder” means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation, or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person; provided, however, that the term “interested stockholder” shall not include (x) any person who (A) owned shares in excess of the 15% limitation set forth herein as of, or acquired such shares pursuant to a tender offer commenced prior to, December 23, 1987, or pursuant to an exchange offer announced prior to the aforesaid date and commenced within 90 days thereafter and either (I) continued to own shares in excess of such 15% limitation or would have but for action by the corporation or (II) is an affiliate or associate of the corporation and so continued (or so would have continued but for action by the corporation) to be the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such a person is an interested stockholder or (B) acquired said shares from a person described in item (A)

of this paragraph by gift, inheritance or in a transaction in which no consideration was exchanged; or (y) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of action taken solely by the corporation; provided that such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of paragraph (9) of this subsection but shall not include any other unissued stock of such corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(6) “Person” means any individual, corporation, partnership, unincorporated association or other entity.

(7) “Stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(8) “Voting stock” means, with respect to any corporation, stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference to a percentage of voting stock shall refer to such percentage of the votes of such voting stock.

(9) “Owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:

(i) Beneficially owns such stock, directly or indirectly; or

(ii) Has (A) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered stock is accepted for purchase or exchange; or (B) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten or more persons; or

(iii) Has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) of subparagraph (ii) of this paragraph), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.

(d) No provision of a certificate of incorporation or bylaw shall require, for any vote of stockholders required by this section, a greater vote of stockholders than that specified in this section.

(e) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all matters with respect to this section.

The Exchange Agent for the Offer is:

By First Class Mail:	By Email Transmission: (FOR NOTICE OF GUARANTEE ONLY)	By Registered or Overnight Courier
Computershare Trust Company, N.A. Attn: Corp Actions P.O. Box 43011 Providence, RI 02940- 3011	CANOTICEOFGUARANTEE@computershare.com	Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer 150 Royall Street, Suite V Canton, MA 02021

Any questions or requests for assistance or additional copies of this Offer, the notice of guaranteed delivery and related offer materials may be directed to the Information Agent at its telephone numbers and locations listed below. Stockholders may also contact their local broker, commercial bank, trust company or nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

1407 Broadway

New York, New York 10018

(212) 929-5500

Or

Call Toll-Free: (800) 322-2885

Email: exchangeoffer@mackenziepartners.com

The Dealer Managers for the Offer are:

Goldman Sachs & Co. LLC	Moelis & Company LLC
200 West Street New York, NY 10282	399 Park Avenue, 4th Floor New York, NY 10022
Call Collect: (800) 323-5678 Call Toll-Free: (212) 902-1000	Call Toll Free: (800) 224-7417

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Indemnification of Officers and Directors

Set forth below is a description of certain provisions of the Choice Certificate of Incorporation, Choice Bylaws, as amended from time to time, and the DGCL as such provisions relate to the indemnification of Choice’s directors and officers. This description is intended only as a summary and is qualified in its entirety by reference to the Choice Certificate of Incorporation, Choice Bylaws and the DGCL.

Section 102(b)(7) of the DGCL enables a corporation to eliminate or limit the personal liability of a director or officer to the corporation or its stockholders for monetary damages for breach of the director’s fiduciary duty, except: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholder; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions); (iv) for any transaction from which the director or officer derived an improper personal benefit; or (v) for any officer in any action by or in the right of the corporation. In accordance with Section 102(b)(7) of the DGCL, the Choice Certificate of Incorporation includes provisions eliminating, to the fullest extent permitted by the DGCL, the liability of its directors to Choice or Choice’s stockholders for monetary damages for breach of fiduciary duties as directors. Section 145(a) of the DGCL empowers a corporation to indemnify any present or former director, officer, employee or agent of the corporation, or any individual serving at the corporation’s request as a director, officer, employee or agent of another organization, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding provided that such director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding; provided further that such director, officer, employee or agent had no reasonable cause to believe his or her conduct was unlawful.

The DGCL provides that the indemnification described above shall not be deemed exclusive of any other indemnification that may be granted by a corporation pursuant to its Bylaws, disinterested directors’ vote, stockholders’ vote, agreement or otherwise. The DGCL also provides corporations with the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in a similar capacity for another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability as described above.

In accordance with Section 145(a) of the DGCL, Choice Bylaws provide that any person who was or is a party or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding or investigation, whether civil, criminal or administrative, and whether external or internal to Choice (other than a judicial action or suit brought by or in the right of Choice) by reason of the fact that he or she is or was Choice’s director, officer, employee or agent, or that, being or having been such a director, officer, employee or agent, he or she is or was serving at Choice’s request as a director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to hereafter as an “Agent”), shall be indemnified and held harmless against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, or any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to Choice’s best interests, and with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful. Expenses incurred in defending any civil, criminal, administrative or investigative action, suit or proceeding or investigation or any appeal therein shall be paid by Choice in advance of the final disposition of such matter, if the Agent shall undertake to repay such amount in the event that it is ultimately determined, as provided herein, that such person is not entitled to indemnification.

Choice may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or other Agent against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not we would have the power to indemnify him or her against such liability under the provisions of Choice Bylaws. Choice has purchased and maintained insurance under which Choice’s directors, officers, employees or other Agents are insured against loss arising from claims made against any of them due to wrongful acts while acting in their individual and collective capacities as such, subject to certain exclusions.

The limitation of liability and indemnification provisions in the Choice Certificate of Incorporation and Choice Bylaws may discourage Choice’s stockholders from bringing a lawsuit against directors and officers for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit Choice and Choice’s stockholders. In addition, the stockholder’s investment may be adversely affected to the extent Choice pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Exhibits and Financial Statements

EXHIBIT INDEX

Exhibit No.	Document

2.1	Share Sale and Purchase Agreement, dated as of June 12, 2022 by and among Choice Hotels International, Inc., Radisson Holdings Inc., Radisson Hospitality, Inc., Aplite Holdings AB and Radisson Hospitality Belgium BV/SRL. **

3.1	Restated Certificate of Incorporation of Choice Hotels Franchising, Inc. (renamed Choice Hotels International, Inc.).*

3.1.2	Amendment to Restated Certificate of Incorporation of Choice Hotels International, Inc., dated April 30, 2013.*

3.2	Amended and Restated Bylaws of Choice Hotels International, Inc., dated February 15, 2010.*

3.2.1	Amendment to Amended and Restated Bylaws of Choice Hotels International, Inc., dated April 24, 2015.*

3.2.2	Amendment to Amended and Restated Bylaws of Choice Hotels International, Inc., dated January 12, 2016.*

4.1	Indenture, dated August 25, 2010 between the Company and Wells Fargo Bank, National Association, as Trustee*

4.2	Third Supplemental Indenture dated November 27, 2019 among Choice Hotels International, Inc. and Wells Fargo Bank, National Association*

4.3	Fourth Supplemental Indenture dated July 23, 2020 among Choice Hotels International, Inc. and Wells Fargo Bank, National Association*

5.1	Form of Opinion of Willkie Farr & Gallagher LLP.

8.1	Form of Opinion of Willkie Farr & Gallagher LLP.

21.1	Subsidiaries of Choice Hotels International, Inc. (incorporated by reference to Exhibit 21.01 to Choice’s Annual Report on Form 10-K for the year ended December 31, 2022).*

23.1	Consent of Ernst & Young LLP.

23.2	Consent of Willkie Farr & Gallagher LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on the signature pages hereto).

99.1	Form of Letter of Election and Transmittal.

99.2	Form of Notice of Guaranteed Delivery.

99.3	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

99.4	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

107	Filing Fee Table.

*	Filed as an exhibit to the Choice 10-K.
**	Filed as an exhibit to Choice’s Current Report on Form 8-K filed with the SEC on June 13, 2022.

Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or his securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes, that, for purposes of determining any liability under the Securities Act of 1933, each filing of a registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(1)

The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2)

The registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one Business Day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the in the City of Bethesda, State of Maryland, on December 12, 2023.

CHOICE HOTELS INTERNATIONAL, INC.

By:	/s/ Patrick S. Pacious
Name: Patrick S. Pacious
Title: President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned, do hereby constitute and appoint Dominic E. Dragisich, Scott E. Oaksmith and Simone Wu our true and lawful attorneys-in-fact and agents, with full and several power of substitution and resubstitution, in his or her name and on his or her behalf, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, whether pre-effective or post-effective, including any subsequent registration statement for the same offering which may be filed under Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto and all documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them full power of authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Stewart W. Bainum, Jr Stewart W. Bainum, Jr	Chairman, Director	December 12, 2023

/s/ Patrick S. Pacious Patrick S. Pacious	President and Chief Executive Officer, Director (Principal Executive Officer)	December 12, 2023

/s/ Brian B. Bainum Brian B. Bainum	Director	December 12, 2023

/s/ William L. Jews William L. Jews	Director	December 12, 2023

Name	Position	Date

/s/ Monte J.M. Koch Monte J.M. Koch	Director	December 12, 2023

/s/ Liza K. Landsman Liza K. Landsman	Director	December 12, 2023

/s/ Ervin R. Shames Ervin R. Shames	Director	December 12, 2023

/s/ Gordon A. Smith Gordon A. Smith	Director	December 12, 2023

/s/ Maureen Sullivan Maureen Sullivan	Director	December 12, 2023

/s/ John P. Tague John P. Tague	Director	December 12, 2023

/s/ Donna F. Vieira Donna F. Vieira	Director	December 12, 2023

/s/ Scott E. Oaksmith Scott E. Oaksmith	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	December 12, 2023